Notice of 2019
Annual Meeting
of Stockholders
and Proxy Statement

May 16, 2019; 8:00 a.m.

CVS Health Corporation
Customer Support Center
One CVS Drive
Woonsocket, Rhode Island 02895





Message from Our Chair and Our Chief Executive Officer



DEAR FELLOW STOCKHOLDERS:

2018 was a year marked by tremendous change in the industry, and CVS Health was at the center of it all. In a health care landscape scarred by an overly complex system, which has been delivering inconsistent outcomes to patients for years, CVS Health's acquisition of Aetna (the Aetna Transaction) brings together two premier health-centric companies that are best positioned to reshape the health care landscape.

Creating the Front Door to Health Care

The combination of the nation's largest pharmacy retailer with one of the country's leading diversified health care benefits companies creates nearly limitless possibilities to transform the broken health care system. Aetna's "go local" approach is a perfect match with CVS Health's nearly 10,000 stores across the country. This winning combination creates a true front door to health care in local communities as we continue to develop innovative products and services to expand access to quality health care. CVS Health recently launched our first HealthHUBs, with the goal of bringing more health-centric services to CVS customers than ever before. These HealthHUBs will serve as the testing grounds for a variety of new products and services that will continue to grow and expand across the country over time. In addition to our new store concepts, CVS Health is investing in digital capabilities to bring health care to the palm of your hand. CVS already engages with one in three Americans on a daily basis and, through our digital expansion, we expect to grow that reach even more. Ultimately, between our nationwide store presence and through the growth of our electronic platforms, we expect to expand access to quality care across the country.

Corporate Social Responsibility

CVS Health is committed to helping people on their path to better health across the country, and this is evident in our commitment of $100 million to the *Building Healthier Communities* initiative announced earlier this year. In collaboration with the CVS Health Foundation and the Aetna Foundation, we will invest $20 million annually over five years to partner with local communities and to help support a wide range of initiatives and non-profit organizations. Under this initiative, CVS Health and its affiliates will join forces with organizations that have missions to improve local access to affordable quality care and to impact public health challenges. Through this new initiative, we will strengthen our local and community engagement and further improve the health of our neighborhoods. Some of the highlights of this program as well as other initiatives can be found inside the back cover of this proxy statement.

Corporate Governance

Following the Aetna Transaction, we added four of Aetna's directors to our Board and, in conjunction with our existing directors, we will leverage their guidance to help drive future

success at CVS Health. Over this past year we've proactively met with our stockholders to understand your needs and are actively working to position our company for future growth, and within this proxy statement you will find the details of the changes we have made in response to those conversations. We pride ourselves on our strong governance practices, thank you for your continued support and welcome your feedback regarding future improvements.

Overall 2018 Performance

CVS Health showed strong growth in 2018, with revenues increasing nearly $10 billion year-over-year, bolstered by the Aetna Transaction and by continued script growth of 8.6% for the year. We delivered adjusted earnings per share of $7.08,* at the top end of our previous guidance range. However, last year was not without its challenges: CVS Health took $6.1 billion of goodwill impairment charges related to our Long-Term Care business, which was largely responsible for our 2018 GAAP loss per share of $0.57. We are taking comprehensive actions to address the impact of certain headwinds we are facing, and we are confident that our actions will position us well in 2020 and beyond.

Annual Meeting of Stockholders

Our 2019 Annual Meeting of Stockholders will be held on Thursday, May 16, 2019, at 8:00 a.m., at the CVS Health Customer Support Center located at One CVS Drive in Woonsocket, Rhode Island. We invite you to attend, and ask you to please vote at your earliest convenience. Your vote is important.

Thank you for your interest and investment in CVS Health. We appreciate your continued support as we look to transform our health care system as we know it today.

Sincerely,

David W. Dorman
Chair of the Board

Larry J. Merlo
President and Chief Executive Officer

---

*   Adjusted earnings per share is a non-GAAP measure. See Annex A to the proxy statement.

Table of Contents

Notice of Annual Meeting of Stockholders



Date and Time
May 16, 2019, 8:00 a.m.



Place
CVS Health Corporation
Customer Support Center
One CVS Drive
Woonsocket, Rhode Island 02895

Items to be Voted

- Elect 16 directors named in this proxy statement;
- Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019;
- Say on pay, an advisory vote to approve the Company's executive compensation;
- Act on one stockholder proposal, if properly presented; and
- Conduct any other business properly brought before the Annual Meeting.

Eligibility to Vote
Stockholders of record at the close of business on March 21, 2019 may vote at the Annual Meeting.

By Order of the Board of Directors,

Colleen M. McIntosh

Colleen M. McIntosh
Senior Vice President, Corporate Secretary and Chief Governance Officer

Your vote is important.

Whether or not you plan to attend the Annual Meeting, please vote your shares. In addition to voting in person or by mail, stockholders of record have the option of voting by telephone or via the Internet. If your shares are held in the name of a bank, broker or other holder of record (i.e., in "street name"), please read your voting instructions to see which of these options are available to you. Even if you are attending the Annual Meeting in person, we encourage you to vote in advance by mail, phone or Internet.

We began mailing and made available this proxy statement and proxy card on or about April 5, 2019 to all stockholders entitled to vote. Our 2018 Annual Report, which includes our financial statements, is being sent with this proxy statement.

HOW TO VOTE

Your vote is important to the future of CVS Health. You are eligible to vote if you were a stockholder of record at the close of business on March 21, 2019. Even if you plan to attend the Annual Meeting, please vote as soon as possible using one of the following methods. In all cases, you should have your proxy card in hand:



Use the Internet
www.proxyvote.com



Use a Mobile Device
Scan this QR Code



Call Toll-Free
1-800-690-6903



Mail Your Proxy Card
Follow the instructions on your voting form

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 16, 2019:

The proxy statement and annual report to stockholders are available at **www.cvshealthannualmeeting.com** and at **www.proxyvote.com/cvs**.

Proxy Statement Highlights

This summary highlights selected information in this Proxy Statement – please review the entire document before voting.

All of our Annual Meeting materials are available in one place at www.cvshealthannualmeeting.com. There, you can download electronic copies of our Annual Report and Proxy Statement, and use the link to vote.

■ Voting Items

	Board Recommendation		Further information
Item 1 Election of directors	✔ **FOR** each director nominee	Our 16 directors are seasoned leaders who bring a mix of skills and qualifications to the Board	▼ 9-17
Item 2 Ratify the appointment of the Company's independent registered public accounting firm for 2019	✔ **FOR**	Based on its recent evaluation, our Audit Committee believes that the retention of Ernst & Young LLP is in the best interests of the Company and its stockholders	▼ 33-34
Item 3 Say on pay - an advisory vote on the approval of the Company's executive compensation	✔ **FOR**	Our executive compensation program reflects our unwavering commitment to paying for performance and reflects feedback received from stockholder outreach	▼ 35-36
Item 4 Stockholder proposal regarding exclusion of legal or compliance costs from financial performance adjustments for executive compensation	✖ **AGAINST**	The proposal is overly restrictive and broad, preventing the Board from exercising discretion to consider important additional factors. Further, we believe that our approach to incentive compensation for our senior executives, which considers individual results, company performance and the values set forth in our *Code of Conduct*, is an appropriate way to align the interests of our senior executives with the long-term interests of our stockholders	▼ 76-78

The CVS Health Board

You are asked to vote on the election of the following 16 nominees to serve on the Board of Directors of CVS Health. All directors are elected by a majority of votes cast, and all presently serve on the CVS Health Board. The information reflected below is as of our Annual Meeting date, May 16, 2019.

	Name, Primary Occupation	Age	Director Since	Independent	Other Public Company Boards	CVS Health Committees					
						A	I&F	MP&D	N&CG	MA	E
	Fernando Aguirre Former Chairman, President and CEO of Chiquita Brands International, Inc.	61	2018	YES	1	○			○		
	Mark T. Bertolini Former Chairman and CEO of Aetna Inc.	62	2018	NO	1						
	Richard M. Bracken Former Chairman and CEO of HCA Holdings, Inc.	66	2015	YES	None		○			●	○
	C. David Brown II Partner & Member of Executive Committee of Nelson Mullins Riley & Scarborough	67	2007	YES	1			●	○		○
	Alecia A. DeCoudreaux President Emerita of Mills College and Former Executive at Eli Lilly and Company	64	2015	YES	None	○				○	
	Nancy-Ann M. DeParle[1] Co-Founding Partner of Consonance Capital Partners, LLC and Former Director of White House Office of Health Reform	62	2013	YES	1				●	○	○
	David W. Dorman Chair of the Board of CVS Health Corporation and Former Chairman and CEO of AT&T Corporation	65	2006	YES	1			○	○		○
	Roger N. Farah Chairman of Tiffany & Co. and Former Executive at Tory Burch and Ralph Lauren	66	2018	YES	3			○		○	
	Anne M. Finucane Vice Chairman and Member of the Executive Management Team of Bank of America Corporation	66	2011	YES	None		○	○			
	Edward J. Ludwig Former Chairman and CEO of Becton, Dickinson and Company	67	2018	YES	1	○	●				○
	Larry J. Merlo President and CEO of CVS Health Corporation	63	2010	NO	None						○
	Jean-Pierre Millon Former President and CEO of PCS Health Systems, Inc.	68	2007	YES	None	○				○	
	Mary L. Schapiro Vice Chair of Public Policy and Special Advisor to the Chairman of Bloomberg L.P.	63	2017	YES	1	○	○				
	Richard J. Swift[2] Former Chairman, President and CEO of Foster Wheeler Ltd.	74	2006	YES	2	●					○
	William C. Weldon Former Chairman and CEO of Johnson & Johnson	70	2013	YES	2			○	○		
	Tony L. White Former Chairman, President and CEO of Applied Biosystems, Inc.	72	2011	YES	1			○		○	

○ Member
● Committee Chair

A Audit
I&F Investment and Finance
MP&D Management Planning and Development
N&CG Nominating and Corporate Governance
MA Medical Affairs
E Executive

[1] Ms. DeParle will become Chair of the Nominating and Corporate Governance Committee and a member of the Executive Committee at the time of the Annual Meeting.

[2] At the time of the Annual Meeting, Mr. Swift will be retired from two of the four other public company boards of directors on which he currently sits.

SELECTING OUR DIRECTORS

Director Independence

14	2
Independent	Not Independent

14 directors, including our Chair, are independent of the Company and management. Mr. Merlo, our President and CEO, and Mr. Bertolini, former Chairman and CEO of Aetna, are our only non-independent directors.

Director Tenure

7	4	5
0-3 years	4-7 years	>7 years

Our directors bring a balance of experience and fresh perspective to our boardroom. The average tenure of our directors is 5.7 years.

Financial Expertise

12	4
Financial Experts	Financially Literate

Five members of our Audit Committee are designated Audit Committee Financial Experts. Seven other board members have qualifications to be financial experts, and the remainder are financially literate.

Born Outside of the U.S.

3	13
Born Outside U.S.	U.S. Born

Our directors come from varied backgrounds, including 10 different states and three foreign countries.

Director Gender

4	12
Female	Male

25% of our directors are women.

DIRECTOR SKILLS AND EXPERIENCE

Our directors possess relevant experience, skills and qualifications that contribute to a well-functioning Board to effectively oversee the Company's strategy and management. Our directors' principal areas of expertise include:

 **11/16**
Business Development and Corporate Transactions

 **13/16**
Health Care and Regulated Industries

 **8/16**
Public Company Board Service

 **8/16**
Business Operations

 **8/16**
International Business Operations

 **7/16**
Public Policy and Government Affairs

 **8/16**
Corporate Governance

 **12/16**
Leadership (Current or Former CEOs)

 **10/16**
Risk Management

 **13/16**
Finance

 **4/16**
Legal and Regulatory Compliance

 **5/16**
Technology and Innovation

BOARD AND CORPORATE GOVERNANCE HIGHLIGHTS

The CVS Health Board continues to evaluate the Company's corporate governance policies and practices to ensure that the right mix of individuals are present in our boardroom and to best serve the stockholders we represent by ensuring effective oversight of our strategy and management. We are committed to maintaining the highest standards of corporate governance, and have established a strong and effective framework by which the Company is governed and reviewed.

	Further Information
2018-2019 Board and Corporate Governance Developments	
• In November 2018, Fernando Aguirre, Mark T. Bertolini, Roger N. Farah and Edward J. Ludwig were elected to our Board of Directors, providing our Board with additional depth from their knowledge of Aetna's business and their complementary expertise, which will be essential to the combined company as we transform the way health care is delivered in America	▼ pages 10, 13 and 14
• In connection with the Aetna Transaction, we changed the name of the Patient Safety and Clinical Quality Committee to the Medical Affairs Committee, to reflect the expanded work of the Committee regarding medical-related strategies, policies and practices that relate to promoting member health, enhancing access to cost-effective quality health care, and advancing safety and efficacy of care	▼ page 30
• We formed the Investment and Finance Committee to assist the Board in reviewing the Company's policies, strategies, transactions and performance regarding its investment portfolio, and to oversee the Company's capital and financial resources	▼ page 26
Board Communication and Stockholder Rights	
• Our Board supports our stockholder outreach program and has responded to stockholder input with changes in our compensation program and other areas	▼ pages 8 and 22
• Majority voting in director elections	▼ page 19
• Proxy access by-law	▼ page 19
• Annual election of all directors	▼ pages 9-17
• Annual "say-on-pay" vote	▼ page 35
• Right to act by written consent and to call special meetings	▼ See our Certificate of Incorporation and By-laws at https://investors. cvshealth.com under "Governance Documents"
• Pursuant to a 2018 management proposal that our stockholders approved, we amended our Certificate of Incorporation to lower the threshold required for stockholders to call a special meeting from 25% to 15% of the voting power of the Company's outstanding capital stock	
Director Alignment with Stockholder Interests	
• At least 75% of our directors' annual retainer mix is paid in shares of CVS Health common stock	▼ pages 31-32
• Directors must own at least 10,000 shares of CVS Health common stock	▼ page 80
• Directors had excellent meeting attendance, averaging 99%	▼ page 31
Board Oversight of Risk	
• Full Board and individual Committees focus on understanding and assessing Company risks	▼ page 21
• Our independent Chair and our CEO are focused on the Company's and the Board's risk management efforts and ensure that enterprise risks are appropriately brought to the Board and/or its Committees for review	▼ page 21
• At least annually, the Audit Committee reviews our policies and practices with respect to risk assessment and risk management, including discussing with management our major risks and the steps that have been taken to monitor and mitigate such risks	▼ page 25
• The Management Planning and Development Committee is responsible for reviewing and assessing potential risks arising from the Company's compensation policies and practices	▼ page 28
• Beginning in 2019 the Nominating and Corporate Governance Committee is responsible for oversight of our policies, practices and risks related to cybersecurity and data and information security governance, a responsibility shifted from the Audit Committee	▼ page 27

STOCKHOLDER OUTREACH – GOVERNANCE AND COMPENSATION ACTIONS

Following our 2018 Annual Meeting of Stockholders, the Management Planning and Development Committee reviewed the results of the stockholder advisory vote on executive compensation. Due to changes we made to our compensation programs in response to stockholder feedback after the 2017 Annual Meeting, approximately 91% of votes were cast in favor of the proposal, an increase from 61% in 2017. In the latter part of 2018 and early 2019, we reached out to holders of approximately 41% of our outstanding common stock and spoke with holders of nearly 19% of our outstanding shares, as well as one of the leading proxy advisory firms. We discussed with them a number of topics, including our strategy in the evolving health care industry, our Board composition and practices, our initiatives around corporate social responsibility, including enhanced initiatives to help fight the national opioid abuse crisis, and our executive compensation programs. In response to these meetings, we have made a number of changes to our governance structure, practices and programs for which we have received positive feedback from our stockholders. Below are some of the actions we took.

What we heard	Our response
How has the skill set of the Board been supplemented following the Aetna Transaction?	We added four members of the Aetna board to our Board of Directors, supplementing the depth of our Board's knowledge of the health care industry, consumer products and brand management, international business operations and medical technology with their deep knowledge of Aetna's business and complementary expertise and new perspectives. Please see their biographies on pages 10-17.
How have the responsibilities of your Board Committees changed in light of operational and industry changes?	We added a new Investment and Finance Committee to oversee our investment portfolio, changed the name of the Patient Safety and Clinical Quality Committee to the Medical Affairs Committee to reflect the expanded work of the Committee, and shifted responsibilities among the various Committees, including delegating oversight of our policies, practices and risks related to cybersecurity and data and information security governance to the Nominating and Corporate Governance Committee, whose members possess expertise in those subjects. Please see the Committee descriptions on pages 24-31.
How is CVS Health addressing the opioid abuse crisis that is facing the U.S.?	We believe we are part of the solution to the opioid abuse crisis. CVS Health is dedicated to helping communities address and prevent opioid abuse. The Company has a range of programs aimed at addressing various aspects of the issues regarding opioids, including safe medication disposal units, pharmacist counseling, enhanced utilization management through our PBM, our youth education program, *Pharmacists Teach*, and making opioid overdose reversal medication widely and more easily available. Please see the new opioid response page on our website at http://www.cvshealth.com/OpioidResponse.
How have you improved your executive compensation program?	We made a number of changes to simplify our program and improve transparency, and we received positive feedback from our stockholders. We have denominated the long-term incentive program in performance stock units (PSUs) that are subject to a two-year holding period after settlement, and replaced time-vested restricted stock units with PSUs, increasing the performance-based component of our long-term incentive programs as well as the portion of our equity grants that is subject to a holding period. Please see the Compensation Discussion and Analysis on pages 38-62.

For more information on changes to our compensation programs, see the letter from the Management Planning and Development Committee on page 37 and the Compensation Discussion and Analysis beginning on page 38. For more information on corporate governance at CVS Health, please refer to pages 9-32 of this proxy statement and to our website at http://investors.cvshealth.com/corporate-governance.

Corporate Governance and Related Matters

Item 1: Election of Directors

Our Board of Directors has nominated 16 candidates for election as directors at the Annual Meeting. All 16 nominees currently serve as directors. If elected, each nominee will hold office until the next annual meeting.

The Nominating and Corporate Governance Committee believes that the Board is well-balanced and that it fully and effectively addresses the Company's needs. All of our nominees are seasoned leaders, the majority of whom are or were chief executive officers or other senior executives, who bring to the Board skills, qualifications and perspectives gained during their tenure at a vast array of public companies, private companies, non-profits, governmental and regulatory agencies and other organizations. We have indicated below for each nominee certain of the experience, qualifications, attributes or skills that led the Committee and the Board to conclude that the nominee should continue to serve as a director.

Please note that for each director we have only listed the core attributes that the Board considered to be most relevant to each nominee. Each director nominee possesses qualifications in addition to those listed under his or her name.

✔ The Board of Directors unanimously recommends a vote **FOR** the election of all director nominees.

2019 Board of Directors



1 Richard Swift	**2** Jean-Pierre Millon	**3** Fernando Aguirre	**4** Alecia DeCoudreaux	**5** Edward Ludwig	**6** Tony White
7 Roger Farah	**8** Larry Merlo	**9** David Dorman	**10** Anne Finucane	**11** David Brown	**12** Mary Schapiro
13 Mark Bertolini	**14** Nancy-Ann DeParle	**15** William Weldon	**16** Richard Bracken		

For more information about our directors, please refer to pages 10-17 of this proxy statement.

BIOGRAPHIES OF OUR INCUMBENT BOARD NOMINEES



Fernando Aguirre
Former Chairman, President and CEO of Chiquita Brands International, Inc.

Independent Director
CVS Health Board Committees
Audit; Nominating and Corporate Governance

Other Public Boards
Barry Callebaut AG

Age 61

Director since
November 2018



Mark T. Bertolini
Former Chairman and CEO of Aetna Inc.

Non-Independent Director
CVS Health Board Committees
None

Other Public Boards
Verizon Communications Inc.

Age 62

Director since
November 2018

Director Qualification Highlights
- Leadership – Former CEO
- Business Operations; Consumer Products and Services
- International Business Operations
- Corporate Governance
- Business Development and Corporate Transactions
- Finance
- Health Care/Regulated Industry

Education B.S., Southern Illinois University

Biography Mr. Aguirre was formerly a member of the board of directors of Aetna from 2011 until the closing of the Aetna Transaction, when he became a director of CVS Health. Mr. Aguirre is the former Chairman, President and Chief Executive Officer of Chiquita Brands International, Inc. (Chiquita) (a global distributor of consumer products), having served as Chiquita's President and Chief Executive Officer from January 2004 to October 2012 and its Chairman from May 2004 to October 2012. Prior to joining Chiquita, Mr. Aguirre worked for more than 23 years in brand management, general management and turnarounds at The Procter & Gamble Company (P&G) (a manufacturer and distributor of consumer products). Mr. Aguirre began his P&G career in 1980, serving in various capacities including President and General Manager of P&G Brazil, President of P&G Mexico, Vice President of P&G's global snacks and U.S. food products, and President of global feminine care. He served as a director of Coveris (packaging) from 2014 to 2015, Levi Strauss (manufacturer of clothing) from 2010 until August 2014, and Coca-Cola Enterprises Inc. (manufacturer and distributor of consumer products) from 2005 to 2010. Mr. Aguirre also serves as a director on the board of directors of Barry Callebaut AG (a manufacturer of high-quality chocolate and cocoa products).

Skills and Qualifications of Particular Relevance to CVS Health Mr. Aguirre brings to the Board extensive consumer products, global business and executive leadership experience. As a former Chairman and CEO of a large public company that produces and distributes consumer products worldwide, he has significant brand management and international experience that is valuable to the Board's strategic and operational understanding of global markets. Mr. Aguirre's experience and service on other large public company boards, where he chaired various committees, positions him well as a member of our Audit and Nominating and Corporate Governance Committees.

Director Qualification Highlights
- Leadership – Former CEO
- Business Operations
- Business Development, Corporate Strategy and Transactions
- Finance
- Health Care/Regulated Industry
- Public Policy and Government Affairs
- International Business Operations

Education B.S., Wayne State University; M.B.A., Cornell University

Biography Mr. Bertolini was formerly a member of the board of directors of Aetna from 2010 until the closing of the Aetna Transaction, when he became a director of CVS Health. Mr. Bertolini was also the Chairman and Chief Executive Officer of Aetna until that time. He assumed the roles of Chairman of Aetna's board of directors on April 8, 2011 and Chief Executive Officer of Aetna on November 29, 2010. From July 2007 to December 2014, he served as President, responsible for all of Aetna's businesses and operations. Mr. Bertolini joined Aetna in 2003 as head of Aetna's Specialty Products, and subsequently served as Executive Vice President and head of Aetna's regional businesses. Before joining Aetna, Mr. Bertolini held executive positions at Cigna, NYLCare Health Plans, and SelectCare, Inc., where he was President and Chief Executive Officer. Mr. Bertolini also serves as a director of Verizon Communications, Inc. (communications, information and entertainment products and services), Massachusetts Mutual Life Insurance Company (insurance and investment products and services), Fidelco Guide Dog Foundation, Peterson Institute for International Economics, Thrive Global and the Mind & Life Institute.

Skills and Qualifications of Particular Relevance to CVS Health Mr. Bertolini brings to the Board extensive health care industry expertise, with over 30 years in the health care business. He has particularly strong leadership skills and business experience, as he has demonstrated as the former Chairman and Chief Executive Officer of Aetna and in several prior executive-level positions. He is a well-recognized leader in the health care industry and possesses deep insights into health care issues as well as broad knowledge and appreciation of public policy issues affecting the Company.



Richard M. Bracken

Former Chairman and CEO of HCA Holdings, Inc.

Independent Director
CVS Health Board Committees
Medical Affairs (Chair); Investment and Finance; Executive

Other Public Boards
None

Age 66

Director since
January 2015

Director Qualification Highlights
- Leadership – Former CEO
- Business Operations; Consumer Products and Services
- Finance
- Health Care/Regulated Industry
- Risk Management
- Corporate Governance

Education B.A., San Diego State University; M.H.A., Medical College of Virginia, Virginia Commonwealth University

Biography Mr. Bracken is the former Chairman and Chief Executive Officer of HCA Holdings, Inc., one of the nation's leading providers of health care services. At the time of Mr. Bracken's retirement, HCA's facilities included approximately 165 hospitals and 115 freestanding surgery centers in 20 states and the U.K. Mr. Bracken served in a number of executive roles in his 33-year career at HCA, including President of HCA's Pacific Division in 1995, Western Group President in 1997, Chief Operating Officer of HCA in July 2001, and President and Chief Operating Officer in January 2002. He was elected to the HCA Board of Directors in November 2002, became President and Chief Executive Officer in January 2009, and Chairman and Chief Executive Officer in December, 2009. He retired as CEO in December 2013, and as Chairman in December 2014.

Skills and Qualifications of Particular Relevance to CVS Health Mr. Bracken's experience in leading a large, publicly traded health care company lends expertise and perspective greatly valued by the Board. In addition, his experience operating in the highly-regulated health care industry with significant experience in enterprise clinical quality is also a complementary skill set for the Board. That experience led the Board to appoint Mr. Bracken as Chair of the Patient Safety and Clinical Quality Committee (now known as the Medical Affairs Committee) when it was formed in March 2016.



C. David Brown II

Partner and Member of the Executive Committee of Nelson Mullins Riley & Scarborough LLP

Independent Director
CVS Health Board Committees
Management Planning and Development (Chair); Nominating and Corporate Governance; Executive

Other Public Boards
Rayonier Advanced Materials Inc.

Age 67

Director since
March 2007

Director Qualification Highlights
- Business Operations; Real Estate
- Business Development, Corporate Strategy and Transactions
- Finance
- Legal and Regulatory Compliance
- Health Care/Regulated Industry
- Risk Management
- Public Company Board Service

Education B.S.B.A., University of Florida; J.D., University of Florida College of Law

Biography Mr. Brown has been a partner and a member of the Executive Committee of Nelson Mullins Riley & Scarborough LLP (Nelson Mullins), a national law firm, since the August 2018 merger of Nelson Mullins and the Florida-based Broad and Cassel, of which Mr. Brown was Chairman from March 2000 through the time of the merger. He is also the lead director of Rayonier Advanced Materials Inc. (RYAM), a leading specialty cellulose production company. Mr. Brown previously served on the board of directors and as lead director of Rayonier Inc., a real estate development and timberland management company, prior to the spin-off of RYAM in June 2014. He also served as a director of ITT Educational Services, Inc., a national provider of technology-oriented degree programs, from April 2015 until September 2016. Mr. Brown previously served on the board of Caremark Rx, Inc. from March 2001 until the closing of the merger transaction involving CVS Health and Caremark, when he became a director of CVS Health.

Skills and Qualifications of Particular Relevance to CVS Health Mr. Brown's legal expertise and health care experience are highly valued by the Board, as is his ability to analyze and interpret complex issues and facilitate Board engagement. Mr. Brown has significant health care experience, including through his oversight of UF Health while serving as Chairman of the Board of Trustees for the University of Florida and as a former member of the Board of Directors and Executive Committee of Orlando Health, a not-for-profit health care network. The Board believes that Mr. Brown's experience adds knowledge and leadership depth to the Board.



Alecia A. DeCoudreaux
President Emerita of Mills College and Former Executive at Eli Lilly and Company

Independent Director
CVS Health Board Committees
Audit; Medical Affairs

Other Public Boards
None

Age 64

Director since
March 2015



Nancy-Ann M. DeParle
Co-Founding Partner of Consonance Capital Partners, LLC and Former Director of the White House Office of Health Reform

Independent Director
CVS Health Board Committees
Nominating and Corporate Governance (pending Chair); Medical Affairs; Executive (pending)

Age 62

Director since
September 2013

Other Public Boards
HCA Holdings, Inc.

Director Qualification Highlights
- Business Development, Corporate Strategy and Transactions
- Legal and Regulatory Compliance
- Health Care/Regulated Industry
- Corporate Governance
- Risk Management
- Public Policy and Government Affairs

Education B.A., Wellesley College; J.D., Indiana University School of Law

Biography Ms. DeCoudreaux is President Emerita of Mills College, a liberal arts college for women with graduate programs for women and men, having served a five-year term as President from July 2011 through June 2016. Previously, Ms. DeCoudreaux served in a number of leadership roles at Eli Lilly and Company, a global pharmaceutical manufacturer, including as Vice President and Deputy General Counsel, Specialty Legal Team, from 2010-2011, Vice President and General Counsel, Lilly USA, from 2005-2009, and Secretary and Deputy General Counsel of Eli Lilly from 1999-2005. During her 30-year career with Eli Lilly Ms. DeCoudreaux also previously served as Executive Director of Lilly Research Laboratories, Director of Federal Government Relations, Director of State Government Relations and Director of Community Relations. In addition, Ms. DeCoudreaux has served on a number of charitable, educational, for profit and nonprofit boards, including as both a trustee and board chair at Wellesley College.

Skills and Qualifications of Particular Relevance to CVS Health
Ms. DeCoudreaux has more than 30 years of experience in the pharmaceutical industry, and her experience as an attorney in that field and in the area of corporate governance makes her a great asset to our Board.

Director Qualification Highlights
- Business Development, Corporate Strategy and Transactions
- Finance
- Legal and Regulatory Compliance
- Health Care/Regulated Industry
- Public Policy and Government Affairs
- Public Company Board Service

Education B.A., University of Tennessee; B.A. and M.A., Balliol College, Oxford University; J.D., Harvard Law School

Biography Ms. DeParle has been a Co-Founding Partner of Consonance Capital Partners, LLC, a private equity firm focused on investing in small and mid-size health care companies, since August 2013. From March 2009 to January 2013, Ms. DeParle served in the White House, first as Counselor to the President and Director of the White House Office of Health Reform, and later as Assistant to the President and Deputy Chief of Staff for Policy. In addition, from 1993 to 2000, Ms. DeParle served as the Associate Director for Health and Personnel for the White House Office of Management and Budget, and later as the Administrator of the Centers for Medicare and Medicaid Services (then known as the Health Care Financing Administration). From 2001 to March 2009, Ms. DeParle served as a Senior Advisor with JPMorgan Partners and as a Managing Director of its successor entity, CCMP Capital, L.L.C., focusing on private equity investments in health care companies. Ms. DeParle is also a director of HCA Holdings, Inc., a health care services company that owns, manages or operates hospitals and various other health care facilities.

Skills and Qualifications of Particular Relevance to CVS Health
Ms. DeParle has more than 25 years of experience in the health care arena, and is widely considered to be one of the nation's leading experts in health care policy, management and financing, which makes her an excellent fit for our Board.



David W. Dorman

Chair of the Board of CVS Health Corporation, Former Chairman and CEO of AT&T Corporation, and Founding Partner of Centerview Capital Technology Fund

Independent Director

CVS Health Board Committees
Management Planning and Development; Nominating and Corporate Governance; Executive

Other Public Boards
PayPal Holdings, Inc.

Age 65

Director since
March 2006

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- International Business Operations; Consumer Products or Services
- Technology and Innovation
- Risk Management
- Corporate Governance
- Business Development, Corporate Strategy and Transactions

Education B.S., Georgia Institute of Technology

Biography Mr. Dorman has been the Chair of the Board of CVS Health Corporation since May 2011. He has also been a Founding Partner of Centerview Capital Technology Fund, a private investment firm, since July 2013. He also served as Lead Director of Motorola Solutions, Inc. (formerly Motorola, Inc.), a communications products company, until his retirement from that board in May 2015, and was Non-Executive Chairman of the Board of Motorola from May 2008 through May 2011. From October 2006 through April 2008, he was a Managing Director and Senior Advisor with Warburg Pincus LLC, a global private equity firm. From November 2005 until January 2006, Mr. Dorman served as President and a director of AT&T Inc., a telecommunications company (formerly known as SBC Communications). From November 2002 until November 2005, Mr. Dorman was Chairman of the Board and Chief Executive Officer of AT&T Corporation. Mr. Dorman is also a director of PayPal Holdings, Inc., a leading digital and mobile payments company, as well as Dell Technologies Inc., the world's largest privately controlled technology company. He was a director of Yum! Brands, Inc., a global quick service restaurant company, from 2005 until his retirement from that board in May 2017.

Skills and Qualifications of Particular Relevance to CVS Health Mr. Dorman's experience in leading large companies, beginning with Sprint and later Pacific Bell and AT&T, lends a perspective and skill set that is greatly valued by the Board. His business background of growing companies is in line with and useful to our business strategy. The Board believes that Mr. Dorman's experience leading the boards of AT&T and Motorola make him well-suited to serve as its independent Chair.



Roger N. Farah

Chairman of Tiffany & Co. and Former Executive at Tory Burch and Ralph Lauren

Independent Director

CVS Health Board Committees
Medical Affairs; Management Planning and Development

Other Public Boards
The Progressive Corporation; Metro Bank PLC; Tiffany & Co.

Age 66

Director since
November 2018

Director Qualification Highlights
- Leadership – Former CEO
- Business Operations
- Business Development, Corporate Strategy and Transactions
- Health Care/Regulated Industry
- Public Policy and Government Affairs
- Public Company Board Service
- International Business Operations

Education B.S., University of Pennsylvania

Biography Mr. Farah was formerly a member of the board of directors of Aetna from 2007 until the closing of the Aetna Transaction, when he became a director of CVS Health. Mr. Farah is the Chairman of the Board and a director of Tiffany & Co. (jewelry and specialty products), and also serves as a director of The Progressive Corporation (auto insurance), and Metro Bank PLC (financial services). He served as Executive Director of Tory Burch LLC (lifestyle products) from March 2017 to September 2017, having previously served as Co-Chief Executive Officer and director from September 2014 to February 2017. He is former Executive Vice Chairman of Ralph Lauren Corporation (lifestyle products) having served in that position from November 2013 to May 2014, and previously served as President and Chief Operating Officer from April 2000 to October 2013, and Director from April 2000 to August 2014. During his 40-plus year career in retailing, Mr. Farah also held director and/or executive positions with Venator Group, Inc. (now Foot Locker, Inc.), R.H. Macy & Co., Inc., Federated Merchandising Services, the central buying and product development arm of Federated Department Stores, Inc., Rich's/Goldsmith's Department Stores, and Saks Fifth Avenue, Inc.

Skills and Qualifications of Particular Relevance to CVS Health Mr. Farah brings extensive business and leadership experience to the Board. He has strong marketing, brand management and consumer insights developed in his over 40 years of experience in the retail industry. His former positions as Executive Vice Chairman, President and COO of Ralph Lauren and Executive Director and Co-CEO of Tory Burch give Mr. Farah important perspectives on the complex financial and operational issues facing the Company.



Anne M. Finucane
Vice Chairman and Member of Executive Management Team of Bank of America Corporation

Independent Director
CVS Health Board Committees
Investment and Finance; Management Planning and Development

Age 66

Other Public Boards
None

Director since
January 2011



Edward J. Ludwig
Former Chairman and Chief Executive Officer of Becton, Dickinson and Company

Independent Director
CVS Health Board Committees
Audit; Investment and Finance (Chair); Executive

Age 67

Other Public Boards
Boston Scientific Corporation

Director since
November 2018

Director Qualification Highlights
- Business Operations; Consumer Products or Services
- Business Development, Corporate Strategy and Transactions
- Public Policy and Government Affairs
- Regulated Industry
- Finance
- Corporate Governance
- Risk Management

Education B.A., University of New Hampshire

Biography Ms. Finucane has been Vice Chairman of Bank of America Corporation, an international financial services company, since July 2015 and is a member of its executive management team. From 2006 through July 2015 Ms. Finucane served as Global Chief Strategy and Marketing Officer for Bank of America and served as Northeast Market President from 2004 through July 2015. During her 20-plus years as a senior leader at Bank of America and its legacy firms, Ms. Finucane has served as senior advisor to four chief executive officers and the Board of Directors. Ms. Finucane is responsible for the strategic positioning of Bank of America and oversees the public policy, customer research and analytics, global marketing, communications and corporate social responsibility efforts for the company. She is chair of Bank of America's Environmental, Social and Governance Committee, and is also chair of the Bank of America Charitable Foundation.

Skills and Qualifications of Particular Relevance to CVS Health Ms. Finucane's experience in the financial services industry, consumer policy, strategy, marketing, corporate social responsibility and government affairs provides the Board with valuable insight in those key areas.

Director Qualification Highlights
- Leadership – Former CEO
- Business Operations
- Business Development, Corporate Strategy and Transactions
- Finance
- Health Care/Regulated Industry
- Technology and Innovation
- Risk Management
- International Business Operations

Education B.A., College of the Holy Cross; M.B.A., Columbia University

Biography Mr. Ludwig was formerly lead director of the board of directors of Aetna from 2003 until the closing of the Aetna Transaction, when he became a director of CVS Health. Mr. Ludwig is the former Chairman of the board of directors of Becton, Dickinson and Company (BD) (a global medical technology company), having served in this position from February 2002 through June 2012. He also served as Chief Executive Officer of BD from January 2000 to September 2011, President of BD from May 1999 to December 2008, and Chief Financial Officer of BD from January 1995 to May 1999. Mr. Ludwig joined BD as a Senior Financial Analyst in 1979. Prior to joining BD, Mr. Ludwig was a senior auditor with Coopers and Lybrand (now PricewaterhouseCoopers) where he earned his CPA. Mr. Ludwig also served as director of Xylem, Inc. (a water technology company) from 2011 to 2017, and Chairman of Advanced Medical Technology Association, or AdvaMed (a medical device trade association), from 2006 to 2008. He serves as the lead independent director of Boston Scientific Corporation (medical devices) and as a director of POCARED Diagnostics Ltd. (a diagnostics technology manufacturer based in Israel).

Skills and Qualifications of Particular Relevance to CVS Health Mr. Ludwig's more than 30 years of experience in the field of medical technology gives him a unique perspective on the Company's strategy. As the former Chairman and CEO of BD, Mr. Ludwig brings a thorough appreciation of the strategic and operational issues facing a large public company in the health care industry. As a former CFO and a CPA Mr. Ludwig offers the Board a deep understanding of financial, accounting and audit-related issues. Mr. Ludwig's experience positions him well to serve as Chair of our new Investment and Finance Committee.



Larry J. Merlo

President and Chief Executive Officer of CVS Health Corporation

Non-Independent Director
CVS Health Board Committees
Executive

Other Public Boards
None

Age 63

Director since
May 2010

Director Qualification Highlights

- Leadership – Current CEO
- Business Operations; Consumer Products or Services
- Business Development, Corporate Strategy and Transactions
- Health Care/Regulated Industry
- Technology and Innovation
- Public Policy and Government Affairs
- Pharmacy Benefit Management
- Real Estate

Education B.S., Pharmacy, University of Pittsburgh

Biography Mr. Merlo has been Chief Executive Officer of CVS Health Corporation since March 2011 and President of CVS Health Corporation since May 2010. Mr. Merlo formerly served as Chief Operating Officer of CVS Health Corporation from May 2010 through March 2011 and was President of CVS Pharmacy from January 2007 through May 2010, and Executive Vice President – Stores from April 2000 to January 2007.

Skills and Qualifications of Particular Relevance to CVS Health Mr. Merlo has been with CVS Health and its subsidiaries for nearly 40 years, and provides the Board with invaluable experience and insight into the retail drugstore and health care industries.



Jean-Pierre Millon

Former President and Chief Executive Officer of PCS Health Systems, Inc.

Independent Director
CVS Health Board Committees
Audit; Medical Affairs

Other Public Boards
None

Age 68

Director since
March 2007

Director Qualification Highlights

- Leadership – Former CEO
- Finance
- Business Development, Corporate Strategy and Transactions
- Health Care/Regulated Industry
- International Business Operations
- Pharmacy Benefit Management
- Public Company Board Service

Education B.S., Ecole Centrale de Lyon (France); B.A., Université de Lyon (France); M.B.A., Kellogg School of Business, Northwestern University

Biography Mr. Millon is the former President and Chief Executive Officer of PCS Health Systems, Inc. Mr. Millon joined PCS in 1995, where he served as President and Chief Executive Officer from June 1996 until his retirement in September 2000. Prior to that, Mr. Millon served as an executive and held several global leadership positions with Eli Lilly and Company. Mr. Millon previously served on the board of Caremark from March 2004, upon Caremark's acquisition of AdvancePCS, and as a director of AdvancePCS (which resulted from the merger of PCS and Advance Paradigm, Inc.) beginning in October 2000. He became a director of CVS Health upon the closing of the merger transaction involving CVS Health and Caremark. Mr. Millon has over ten years of financial management experience and 15 years of general functional management experience, including strategic planning experience specific to pharmacy benefit management companies as the former head of PCS. He also has extensive venture capital and public and private company board experience.

Skills and Qualifications of Particular Relevance to CVS Health Mr. Millon's extensive background and experience in the pharmacy benefit management, pharmaceutical and life sciences businesses, combined with his financial expertise, provide the Board with additional perspective across the enterprise.



Mary L. Schapiro

Vice Chair for Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P. and former Chairman of the U.S. Securities and Exchange Commission

Independent Nominee

CVS Health Board Committees
Audit; Investment and Finance

Age 63

Director since
May 2017

Other Public Boards
Morgan Stanley

Director Qualification Highlights
- Leadership – Former CEO
- Public Policy and Government Affairs
- Finance
- Risk Management
- Legal and Regulatory Compliance
- Public Company Board Service

Education B.A., Franklin and Marshall College; J.D., George Washington University

Biography Since October 2018 Ms. Schapiro has been Vice Chair for Public Policy and Special Advisor to the Founder and Chairman of Bloomberg, LP, a privately held financial, software, data and media company. Since January 2014, Ms. Schapiro has also served as Vice Chair of Promontory Advisory Board, part of Promontory Financial Group, a leading strategy, risk management and regulatory compliance firm. From January 2009 through December 2012, Ms. Schapiro was Chairman of the U.S. Securities and Exchange Commission, becoming the first woman to serve as that agency's Chairman. Prior to becoming SEC Chairman, Ms. Schapiro was Chairman and CEO of the Financial Industry Regulatory Authority (FINRA) from 2006 through 2008, and held a number of key executive positions at FINRA and its predecessor from 1996 through 2006. She also served as Chairman of the Commodity Futures Trading Commission (CFTC) from 1994 to 1996. Ms. Schapiro is also a director of Morgan Stanley, a financial services company. Ms. Schapiro was a director of General Electric Company and of the London Stock Exchange Group PLC, until her retirement from those boards in April 2018 and October 2018, respectively.

Skills and Qualifications of Particular Relevance to CVS Health Ms. Schapiro's experience in leading the SEC, FINRA and the CFTC makes her extremely well qualified to serve on our Board. Ms. Schapiro's leadership of the SEC during the turbulent period that followed the 2008 financial crisis, one of the busiest rulemaking periods in the agency's history, demonstrates her ability to navigate through a difficult and complex regulatory and political environment. The Board believes that her skills fill important needs in the areas of legal and regulatory compliance, finance, risk management, and public policy and government affairs.



Richard J. Swift

Former Chairman of the Board, President and Chief Executive Officer of Foster Wheeler Ltd.

Independent Director

CVS Health Board Committees
Audit (Chair); Executive

Other Public Boards
Ingersoll-Rand plc; Kaman Corporation (retiring April 2019); Hubbell Incorporated (retiring May 2019); Public Service Enterprise Group Incorporated

Age 74

Director since
September 2006

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- International Business Operations
- Technology and Innovation
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.S., U.S. Military Academy at West Point; M.S., Purdue University; M.B.A., Fairleigh Dickinson University

Biography Mr. Swift is the former Chairman of the Board, President and Chief Executive Officer of Foster Wheeler Ltd., an international engineering and construction firm, having served in those positions from April 1994 until his retirement in October 2001. Mr. Swift also served as a member and as Chairman of the Financial Accounting Standards Advisory Council (FASAC) from 2002 until his retirement from FASAC in December 2006. Mr. Swift is also lead director of Ingersoll-Rand plc, a diversified industrial company, and a director of Kaman Corporation (Kaman), a diversified manufacturer and distributor, Hubbell Incorporated (Hubbell), an electrical and electronic products company, and Public Service Enterprise Group Incorporated, an energy company. Mr. Swift intends to retire from the boards of Kaman and Hubbell in April and May of 2019, respectively.

Skills and Qualifications of Particular Relevance to CVS Health The Board greatly values Mr. Swift's financial expertise, including his experience at FASAC and with various public company boards and audit committees for over 35 years of combined service. Mr. Swift is an audit committee financial expert and his accounting and financial skills are important to the oversight of our financial reporting, enterprise and operational risk management.



William C. Weldon

Former Chairman of the Board and Chief Executive Officer of Johnson & Johnson

Independent Director
CVS Health Board Committees
Management Planning and Development, Nominating and Corporate Governance

Other Public Boards
JPMorgan Chase & Co., Exxon Mobil Corporation

Age 70

Director since March 2013

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- Health Care/Regulated Industry
- International Business Operations; Consumer Products or Services
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.S., Quinnipiac University

Biography Mr. Weldon is the former Chairman of the Board and Chief Executive Officer of Johnson & Johnson, a global developer and manufacturer of health care products, having served in those positions from 2002 until his retirement as Chief Executive Officer in April 2012 and his retirement from the board in December 2012. Mr. Weldon previously served in a variety of senior executive positions during his 41-year career with Johnson & Johnson. Mr. Weldon is also a director of JPMorgan Chase & Co., a global financial services company, and Exxon Mobil Corporation, an international oil and gas company. He was formerly a director of The Chubb Corporation, an international insurance company, until it was acquired by ACE Limited in January 2016.

Skills and Qualifications of Particular Relevance to CVS Health Mr. Weldon's experience in managing a complex global health care company and his deep knowledge of the worldwide health care market across multiple sectors makes him extremely well suited to serve on our Board. His background in international business management and operating in the highly-regulated health care industry is also greatly valued by the Board.



Tony L. White

Former Chairman of the Board, President and Chief Executive Officer of Applied Biosystems, Inc.

Independent Director
CVS Health Board Committees
Management Planning and Development; Medical Affairs

Other Public Boards
Ingersoll-Rand plc

Age 72

Director since March 2011

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- Health Care/Regulated Industry
- Technology and Innovation
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.A., Western Carolina University

Biography Mr. White is the former Chairman of the Board, President and Chief Executive Officer of Applied Biosystems, Inc. (formerly Applera Corporation), a developer, manufacturer and marketer of life science systems and genomic information products, having served in those positions from September 1995 until his retirement in November 2008. Mr. White is also a director of Ingersoll-Rand plc, a diversified industrial company. He was a director of C.R. Bard, Inc. (Bard), a company that designs, manufactures and sells medical, surgical, diagnostic and patient care devices, from 1996 until Bard was acquired by Becton Dickinson and Company in December 2017.

Skills and Qualifications of Particular Relevance to CVS Health Mr. White's wealth of management experience in the life sciences and health care industries, including over 13 years as Chairman and CEO of an advanced-technology life sciences company and 26 years in various management positions at Baxter International, Inc., a provider of medical products and services, makes him well qualified to serve as a director of CVS Health.

Director Qualification Criteria; Diversity

Recognizing that the selection of qualified directors is complex and crucial to the long-term success of the Company, the Nominating and Corporate Governance Committee has established in its charter guidelines for the identification and evaluation of candidates for membership on the Board. Under its charter, the Committee recommends to the Board criteria for Board membership and recommends individuals for membership on our Board. The criteria used by the Committee in nominating directors are found in the Committee's charter and provide that candidates should be distinguished individuals who are prominent in their fields or otherwise possess exemplary qualities that will enable them to effectively function as directors. While the Committee does not believe it appropriate to establish any specific minimum qualifications for candidates, it focuses on the following qualities in identifying and evaluating candidates for Board membership:

- Background, experience and skills
- Character, reputation and personal integrity
- Judgment
- Independence
- Diversity
- Viewpoint
- Commitment to the Company and service on the Board
- Any other factors that the Committee may determine to be relevant and appropriate

The Committee makes these determinations in the context of the existing composition of the Board so as to achieve an appropriate mix of characteristics. Consistent with this philosophy, the Committee is committed to including in each search qualified candidates who reflect diverse backgrounds, including diversity of gender and race. The Committee also takes into account all applicable legal, regulatory and stock exchange requirements concerning the composition of the Board and its committees. The Committee reviews these guidelines from time to time as appropriate (and in any event at least annually) and modifies them as it deems appropriate.

The Committee also reviews the composition of the Board in light of the current challenges and needs of the Board and the Company, and determines whether it may be appropriate to add or remove individuals after considering, among other things, the need for audit committee expertise and issues of independence, diversity, judgment, character, viewpoint, reputation, age, skills, background and experience.

The Committee values diversity, which it broadly views in terms of, among other things, gender, race, background and experience, as a factor in selecting members to serve on the Board. Our nominees reflect that diversity, including in terms of race, gender and ethnic background. In addition, to ensure that it has access to a broad range of qualified, experienced and diverse candidates, the Committee may use the services of an independent search firm to help identify and assist in the evaluation of candidates.

Board Evaluation Process

When considering current directors for re-nomination to the Board, the Committee takes into account the performance of each director, which is part of the Committee's annual Board evaluation process. That process includes individual interviews of each director by our General Counsel, followed by a report summarizing his findings. The Committee then recommends actions for the Board to consider and adopt as it sees fit.

Board Refreshment; Retirement Age

The Committee and the Board believe that setting a retirement age for CVS Health directors is advisable to facilitate the addition of new directors. Accordingly, our Corporate Governance Guidelines provide that no director who is or would be over the age of 74 at the expiration of his or her current term may be nominated to a new term, unless the Board waives the retirement age for a specific director in exceptional circumstances. In the event any waiver is provided, the Board will disclose the rationale for its decision.

In March 2019, the Board approved a waiver of the retirement age for Mr. Swift, who is currently 74. The Board believes that Mr. Swift's continued leadership as Chair of the Audit Committee is critically important during the first full year following the closing of the Aetna Transaction. Oversight of the Company's financial statements, and its internal audit and risk management functions, during the post-merger period will benefit from Mr. Swift's extensive experience. In making its decision, the Board also considered Mr. Swift's impending retirement from two of the other boards on which he currently sits.

Majority Voting

As discussed elsewhere in this proxy statement, directors are elected by a majority of the votes cast at the Annual Meeting (assuming that the election is uncontested). Under our by-laws, each nominee who is a current director is required to submit an irrevocable resignation, which resignation would become effective upon (1) that person not receiving a majority of the votes cast in an uncontested election, and (2) acceptance by the Board of that resignation in accordance with the policies and procedures adopted by the Board. The Board, acting on the recommendation of the Committee, will no later than at its first regularly scheduled meeting following certification of the stockholder vote, determine whether to accept the resignation of the unsuccessful incumbent. Absent a determination by the Board that a compelling reason exists for concluding that it is in the best interests of the Company for an unsuccessful incumbent to remain as a director, the Board will accept that person's resignation. In the event any resignation is not accepted, the Board will disclose the rationale for its determination.

Compensation Committee Interlocks and Insider Participation

As of March 21, 2019, the members of the Management Planning and Development Committee are Mr. Brown (Chair), Mr. Dorman, Mr. Farah, Ms. Finucane, Mr. Weldon and Mr. White. None of the members of the Management Planning and Development Committee has ever been an officer or employee of the Company. There are no interlocking relationships between any of our executive officers and any Management Planning and Development Committee member.

Stockholder Submission of Nominees

The Committee will consider any director candidates proposed by stockholders who submit a written request to our Corporate Secretary (including via our proxy access by-law, described below). All candidates should meet the Director Qualification Criteria, discussed above. The Committee evaluates all director candidates and nominees in the same manner regardless of the source. If a stockholder would like to nominate a person for election or re-election to the Board, he or she must provide notice to the Company as provided in our by-laws and described in this proxy statement. The notice must include a written consent indicating that the candidate is willing to be named in the proxy statement as a nominee and to serve as a director if elected and any other information that the SEC would require to be included in a proxy statement when a stockholder submits a proposal. See "Other Information – Stockholder Proposals and Other Business for Our Annual Meeting in 2020" for additional information related to proposals, including any nominations, for our 2020 Annual Meeting.

Proxy Access

CVS Health has had a proxy access by-law since January 2016. The key terms of its proxy access by-law are:

A stockholder, or a group of up to 20 stockholders, owning at least 3% of the Company's outstanding common stock continuously for at least 3 years	May nominate and include in the Company's proxy materials director nominees constituting up to the greater of 2 nominees or 20% of the Board	Provided that the stockholders and the nominees satisfy the requirements specified in the Company's by-laws

Independence Determinations for Directors

Under our Corporate Governance Guidelines, a substantial majority of our Board must be comprised of directors who meet the director independence requirements set forth in the Corporate Governance Rules of the New York Stock Exchange (NYSE) Listed Company Manual. Under NYSE Rules, no director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with the Company.

Our Board has adopted categorical standards to assist in making director independence determinations. Any relationship that falls within the following standards or relationships will not, in itself, preclude a determination of independence. These categorical standards are set forth in Annex A to the Company's Corporate Governance Guidelines, which are available on our website at http://investors.cvshealth.com/corporate-governance/documents or upon request to our Corporate Secretary.

2019 Determinations

The Nominating and Corporate Governance Committee of the Board undertook its annual review of director and nominee independence in March 2019. The Committee recommended and the Board determined that each of Mmes. DeCoudreaux, DeParle, Finucane and Schapiro, and each of Messrs. Aguirre, Bracken, Brown, Dorman, Farah, Ludwig, Millon, Swift, Weldon and White, is independent. The Committee recommended and the Board determined that Mr. Bertolini is not independent due to his leadership of Aetna until the closing of the merger in November 2018. Mr. Merlo is not an independent director because of his employment as President and CEO of the Company.

▌ The Board's Role and Activities in 2018

The Board acts as the ultimate decision-making body of the Company and advises and oversees management, which is responsible for the day-to-day operations and management of the Company. In carrying out its responsibilities, the Board reviews and assesses CVS Health's long-term strategy and its strategic, competitive and financial performance.

The Board oversaw the transformational Aetna Transaction, which closed on November 28, 2018. The Board believes that the Aetna Transaction is a key aspect of the Company's strategy to create an innovative health care model that addresses many of the issues facing the nation's health care system and furthers the Company's purpose of helping people on their path to better health. CVS Health's revenues in 2018 increased by 5.3 percent to a record $194.6 billion, and the Company continued to generate significant cash flow in 2018, with cash flow from operations totaling $8.9 billion. The Board returned over $2 billion to stockholders in 2018 based on a cash dividend of $2.00 per share. The Company has a clear line of sight to deliver more than $750 million of synergies in year two following the Aetna Transaction, and the Board is monitoring progress toward that goal.

THE BOARD'S ROLE IN STRATEGY AND SUCCESSION PLANNING

The Board reviews the Company's financial performance on a regular basis at Board meetings and through periodic updates, with a particular focus on peer and competitive comparisons. The Board also periodically reviews the Company's long-term strategy, and assesses its strategic, competitive and financial performance, on both an absolute basis and in relation to the performance, practices and policies of its peers and competitors. While the Board receives updates regarding strategic matters throughout the year, at least one Board meeting per year is focused almost entirely on the Company's short- and long-term strategic direction. The Board receives reports from management and expert speakers are often invited to present to the Board. At this meeting the Board provides input and oversight on short-term strategic goals and sets the long-term strategic direction of the Company.

The Board also reviews the Company's succession planning, including succession planning in the case of the incapacitation, retirement or removal of the CEO. In that regard, the CEO provides an annual report to the Board recommending and evaluating potential successors, along with a review of any development plans recommended for such individuals. The CEO also provides to the Board, on an ongoing basis, his recommendation as to a successor in the event of an unexpected emergency. The Board also reviews succession planning with respect to the Company's other key executive officers.

THE BOARD'S ROLE IN RISK OVERSIGHT

The Board's role in risk oversight involves both the full Board and its Committees, as well as members of management.

▮ Risk Oversight Framework

Management

- Each major business unit is responsible for identifying risks, assessing the likelihood and potential impact of significant risks, and reporting to management's Executive Risk Steering Committee on actions to monitor, manage and mitigate significant risks.

- The CFO, Treasurer, Chief Compliance Officer, Chief Audit Executive and General Counsel periodically report on the Company's risk management policies and practices, including risk assessments and evaluation of compliance and legal risks, to relevant Board Committees and to the full Board.



Board Committees

Each of our principal Board Committees is responsible for oversight of risk management practices for categories of risks relevant to their functions.

Audit Committee

Primary committee charged with carrying out risk oversight responsibilities on behalf of the Board, including reviewing financial, operational, compliance, reputational and strategic risks.

| **Management Planning and Development Committee** | **Investment and Finance Committee** | **Nominating and Corporate Governance Committee** | **Medical Affairs Committee** |



Board of Directors

- Focuses on understanding Company-wide risks and ensuring that risk matters are appropriately brought to the Board and/or its Committees for review.

- Ensures that the Corporate Governance Guidelines, the Board's leadership structure and the Board's practices facilitate the effective oversight of risk and communication with management.

- The CFO, Treasurer, Chief Compliance Officer, Chief Audit Executive and General Counsel periodically report on the Company's risk management policies and practices, including risk assessments and evaluation of compliance and legal risks to relevant Board Committees and to the full Board. The Board is regularly updated on specific risks in the course of its review of corporate strategy, business plans and reports to the Board by its respective Committees.

- As part of CVS Health's ongoing Enterprise Risk Management process, each of our major business units is responsible for identifying risks that could affect achievement of business goals and strategies, assessing the likelihood and potential impact of significant risks, prioritizing risks and actions to be taken in mitigation and/or response, and reporting to management's Executive Risk Steering Committee on actions to monitor, manage and mitigate significant risks.

- The Audit Committee is charged with the primary role in carrying out risk oversight responsibilities on behalf of the Board. Pursuant to its charter, the Audit Committee annually reviews our policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major risk exposures and the steps that have been taken to monitor and mitigate such exposures. The Audit Committee also reviews CVS Health's major financial risk exposures as well as major operational, compliance, reputational and strategic risks, including developing steps to monitor, manage and mitigate those risks. In 2019 responsibility for oversight of risks related to cybersecurity and data and information security governance was transferred from the Audit Committee to the Nominating and Corporate Governance Committee, whose members possess expertise regarding those subjects.

- Each of our other Board Committees is responsible for oversight of risk management practices for categories of risks relevant to their functions. For example, the Management Planning and Development Committee has oversight responsibility for our overall compensation structure, including review of its compensation practices, with a view to assessing associated risk.

See "Compensation Risk Assessment" on page 29 for additional information. The Medical Affairs Committee reviews and assesses risks arising from the Company's provision of health care services across the enterprise, including safety issues related to opioid abuse, and the steps taken to monitor and mitigate those risks. The Investment and Finance Committee reviews risks related to the Company's investment portfolio and its capital and financial resources.

• The Board considers its role in risk oversight when evaluating our Corporate Governance Guidelines and its leadership structure. Both the Corporate Governance Guidelines and the Board's leadership structure facilitate the Board's oversight of risk and communication with management. Our independent Chairman and our CEO are focused on CVS Health's and the Board's risk management efforts and ensure that risk matters are appropriately brought to the Board and/or its Committees for their review.

THE BOARD'S ROLE IN CORPORATE SOCIAL RESPONSIBILITY OVERSIGHT

The Nominating and Corporate Governance Committee of the Board of Directors, pursuant to its charter, is formally charged with oversight of the Company's Corporate Social Responsibility (CSR) strategy and performance. The Company's Senior Vice President of CSR and Philanthropy regularly updates the Committee on CSR risks and opportunities, and the Committee provides feedback and direction on the Company's approach to key issues. The Committee also reviews the annual CSR Report, refreshed for 2018 as *Better Health, Better Community, Better World*, prior to its publication. It is available on the Company's website at https://cvshealth.com/social-responsibility.

STOCKHOLDER OUTREACH

The Company values each of its stockholders and their opinions, and we regularly interact with our stockholders on a variety of matters. In the latter part of 2018 and early 2019, at the direction of the Board, the Company engaged in a stockholder outreach effort to best understand and address any concerns stockholders might have. Additional details regarding our outreach effort and the actions taken are found on pages 8, 35 and 39 of this proxy statement.

Much of our dialogue with stockholders was focused on corporate governance, financial results, social responsibility issues such as the Company's response to the opioid abuse crisis, and executive compensation matters. Matters related to the Aetna Transaction were also discussed with our stockholders during the outreach process following the closing of that transaction.

CONTACT WITH THE BOARD, THE CHAIR AND OTHER INDEPENDENT DIRECTORS

Stockholders and other parties interested in communicating directly with the Board, the independent Chair of the Board or with the independent directors as a group may do so by writing to CVS Health Corporation, One CVS Drive, MC 1160, Woonsocket, RI 02895. The Nominating and Corporate Governance Committee has approved a process for handling letters received by the Company and addressed to the Board, the independent Chair of the Board or to independent members of the Board. Under that process, our Corporate Secretary reviews all such correspondence and regularly forwards to the Board copies of all correspondence that, in her opinion, deals with the functions of the Board or its Committees or that she otherwise determines requires their attention.

CODE OF CONDUCT

CVS Health has adopted a Code of Conduct that applies to all of our directors, officers and employees, including our CEO, CFO and Chief Accounting Officer. Our Code of Conduct is available on our website at http://investors.cvshealth.com and will be provided to stockholders without charge upon request to our Corporate Secretary. We intend to post amendments to, or waivers of, our Code of Conduct (to the extent applicable to our executive officers or directors) at that location on our website within the timeframe required by SEC rules.

RELATED PERSON TRANSACTION POLICY

In accordance with SEC rules, the Board has adopted a written Related Person Transaction Policy. The Nominating and Corporate Governance Committee has been designated as the Committee responsible for reviewing, approving or ratifying any related person transactions under the Policy, since it already has responsibility for evaluating the impact of conflicts involving directors on independence. The Nominating and Corporate Governance Committee will review the Policy on an annual basis and will amend the Policy as it deems appropriate.

Pursuant to the Policy, all executive officers, directors and director nominees are required to notify our General Counsel or Corporate Secretary of any financial transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, involving the Company in which an executive officer, director, director nominee, five percent beneficial owner or any immediate family member of such a person has a direct or indirect material interest.

The General Counsel or the Corporate Secretary presents any reported new related person transactions, and proposed transactions involving related persons that might be deemed to be related person transactions, to the Nominating and Corporate Governance Committee at its next regular meeting, or earlier if appropriate. The General Counsel or Corporate Secretary provides the Nominating and Corporate Governance Committee with an analysis and recommendation regarding each reported transaction. The Committee reviews these transactions, including the analysis and recommendation. The Nominating and Corporate Governance Committee may conclude, upon review of all relevant information, that the transaction does not constitute a related person transaction, and thus that no further review is required under the Policy. If after its review, the Nominating and Corporate Governance Committee determines not to approve or ratify a related person transaction, the transaction will not be entered into or continued, as the Committee shall direct. The Nominating and Corporate Governance Committee may ratify or approve a related person transaction if, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its stockholders.

In March 2019, the Nominating and Corporate Governance Committee reviewed certain transactions reported under the Policy and determined that no transactions constituted reportable related person transactions under the Policy.

CORPORATE GOVERNANCE GUIDELINES

The Board has adopted Corporate Governance Guidelines, which are available on our investor relations website at http://investors.cvshealth.com/corporate-governance/documents and are also available to stockholders at no charge upon request to our Corporate Secretary. These Guidelines meet the listing standards adopted by the NYSE, on which our common stock is listed.

Board Structure and Processes

THE BOARD'S LEADERSHIP STRUCTURE

David W. Dorman is our independent Chair of the Board. The independent Chair presides at all meetings of the Board, and works with our CEO to set Board meeting agendas and the schedule of Board meetings. In addition, the independent Chair has the following duties and responsibilities:

• the authority to call, and to lead, independent director sessions;

• the ability to retain independent legal, accounting or other advisors in connection with these sessions;

• the responsibility to facilitate communication and serve as a liaison between the CEO and the other independent directors; and

• the duty to advise the CEO of the informational needs of the Board.

The Board believes that Board independence and oversight of management will be maintained effectively through the independent Chair, the Board's composition and its Committee system.

DIRECTOR EDUCATION

CVS Health's Corporate Governance Guidelines establishes recommendations for director education.

All new members of the Board are encouraged to participate in the Company's orientation program for directors. Other directors may also attend the orientation program. As newly elected directors following the Aetna Transaction, each of Messrs. Aguirre, Bertolini, Farah and Ludwig took part in an orientation program to familiarize them with the CVS Health businesses and board processes.

In addition, during the September/October Board meeting, the directors participate in an in-depth review of the strategy of the Company and have the opportunity to meet with senior management and gain detailed insights into the business. At these meetings, external speakers are often invited to share insights, best practices and emerging trends with the Board.

All directors are encouraged to participate in continuing education programs, with any associated expenses to be reimbursed by the Company, in order to stay current and knowledgeable about the business of the Company.

Such orientation and continuing education programs are overseen by the Nominating and Corporate Governance Committee of the Board.

Committees of the Board as of the Annual Meeting

CVS Health's Board oversees and guides the Company's management and its business. Committees support the role of the Board on issues that are better addressed by smaller, more focused subsets of Directors.

For most of 2018, the Board utilized five standing committees. The Investment and Finance Committee was added in November 2018 upon the closing of the Aetna Transaction, and that Committee held its first meeting in January 2019. The table below presents, as of May 16, 2019, the standing Committees of the Board, the membership of such Committees and the number of times each such Committee met in 2018. For further details regarding Committee membership and activities see pages 25-31.

Name	Audit Committee	Investment and Finance Committee	Management Planning and Development Committee	Nominating and Corporate Governance Committee	Medical Affairs Committee	Executive Committee
Fernando Aguirre	O*†			O†		
Mark T. Bertolini						
Richard M. Bracken		O			👤	O
C. David Brown II			👤	O		O
Alecia A. DeCoudreaux	O				O	
Nancy-Ann M. DeParle				👤‡	O	O‡
David W. Dorman			O	O		O
Roger N. Farah			O**		O**	
Anne M. Finucane		O	O			
Edward J. Ludwig	O*•	👤•				O•
Larry J. Merlo						O
Jean-Pierre Millon	O*				O	
Mary L. Schapiro	O*	O				
Richard J. Swift	👤*					O
William C. Weldon			O	O		
Tony L. White			O		O	
2018 Meetings	10	0	6	4	4	2

👤 Committee Chair

* Audit Committee Financial Expert

† Mr. Aguirre joined the Audit and Nominating and Corporate Governance Committees in November 2018.

‡ Ms. DeParle will become Chair of the Nominating and Corporate Governance Committee and a member of the Executive Committee at the time of the 2019 Annual Meeting.

** Mr. Farah joined the Management Planning and Development and Medical Affairs Committees in November 2018.

• Mr. Ludwig joined the Audit, Investment and Finance and Executive Committees and assumed the role of Chair of the Investment and Finance Committee in November 2018.

Audit Committee

Each member of the Audit Committee is financially literate and independent of the Company and management under the standards set forth in applicable SEC rules and the Corporate Governance Rules of the NYSE. The Board designated each of Messrs. Swift, Aguirre, Ludwig and Millon and Ms. Schapiro as an audit committee financial expert, as defined under applicable SEC rules. The Board has approved a charter for the Committee, which can be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.



2018 Committee Members (independent)

Alecia DeCoudreaux	Mary Schapiro*
Nancy-Ann DeParle	Richard Swift (Chair)*
Jean-Pierre Millon*	

↻ **Rotated in**
Fernando Aguirre (Nov. 2018)

Edward Ludwig (Nov. 2018)

↻ **Rotated out**
Nancy-Ann DeParle (Nov. 2018)

2019 Committee Members (independent)

1	Edward Ludwig*	**4**	Alecia DeCoudreaux
2	Jean-Pierre Millon*	**5**	Fernando Aguirre*
3	Richard Swift (Chair)*	**6**	Mary Schapiro*

*   Audit Committee Financial Expert

Meetings in 2018: 10

Primary Responsibilities

Pursuant to its charter, the Committee assists the Board in its oversight of:

- the integrity of our financial statements;
- the qualifications, independence and performance of our independent registered public accounting firm, for whose appointment the Committee bears principal responsibility;
- the performance of our internal audit function;
- our policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures;

- compliance with, and approval of, our Code of Conduct;
- the review of our business continuity and disaster recovery program;
- the review of our environmental, health and safety program; and
- our compliance with legal and regulatory requirements, including the review and oversight of matters related to compliance with Federal health care program requirements.

Audit Committee Activities in 2018

The Audit Committee met ten times in 2018 and except for one absence each for two members of the Committee due to unavoidable conflicts, each member of the Committee attended all of its meetings while he or she was a member. Four of the Committee's meetings were focused primarily on our quarterly financial reports, including our Form 10-K, Forms 10-Q and our related earnings releases. At each of these meetings the Committee reviewed the documents in depth with our CFO and our Chief Accounting Officer, as well as our Chief Compliance Officer (CCO), Chief Audit Executive, General Counsel and other key members of management. The Committee also received reports from our internal audit department and our independent outside audit firm, Ernst & Young LLP. The Committee regularly meets with Ernst & Young outside the presence of management, and also meets individually with members of management, including the CCO, the Chief Compliance Officer for Omnicare and the Chief Audit Executive. In addition to its responsibilities related to our financial statements, the Committee plays a primary role in risk oversight, including reviews of our enterprise risk management program, cybersecurity efforts, business continuity and disaster recovery program, privacy programs, and environmental, health and safety program. For 2019, in order to balance Committee workloads and take advantage of member expertise, responsibility for oversight of cybersecurity and data and information security governance has been transferred to the Nominating and Corporate Governance Committee. The Audit Committee also reviews our legal and regulatory compliance program on a quarterly basis, including oversight of the Company's compliance with its Corporate Integrity Agreements, or CIAs. During 2018, the Committee provided the required annual certification of compliance with the Company's 2014 CIA related to PBM operations, and the 2016 CIA related to our institutional pharmacy services (long-term care) operations. The Committee also provided the report found on page 33 of this proxy statement, recommending the inclusion of the Company's audited financial statements in its Form 10-K.

Investment and Finance Committee

Each member of the Investment and Finance Committee is independent of the Company and management under the standards set forth in applicable SEC rules and the Corporate Governance Rules of the NYSE. The Board has approved a charter for the Committee, which can be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.



Current Committee Members (all independent)

1 Richard Bracken

2 Anne Finucane

3 Edward Ludwig (Chair)

4 Mary Schapiro

Meetings in 2018: 0 (newly formed and first met in January 2019)

Primary Responsibilities

Pursuant to its charter, the Committee assists the Board in its oversight of:

- the investment policies, strategies, and programs of the Company and its subsidiaries;
- the approval of investment transactions on behalf of the Company that exceed any delegated authority;
- investment transactions made on behalf of the Company and its subsidiaries;
- the performance of the investment portfolios of the Company and its subsidiaries;
- the Company's processes for managing the finances of its employee pension and defined contribution benefit plans;
- the Company's capital plan, including the review of significant financial policies and matters of corporate finance, such as the Company's dividend policy and the issuance or retirement of debt and other securities;

- significant multi-year strategic capital project expenditures and management;
- the review and approval of the Company's decision to enter into swap transactions that are not cleared and are not traded on a designated contract market or swap execution facility, including establishing policies governing the use of such swaps; and
- the Company's stock repurchase programs, including assessing whether to recommend modification to such programs to the Board.

Investment and Finance Committee Activities in 2018

The Investment and Finance Committee was newly formed in November 2018 upon the closing of the Aetna Transaction, and did not meet during 2018.

Nominating and Corporate Governance Committee

Each member of the Nominating and Corporate Governance Committee is independent of the Company and management under the standards set forth in the Corporate Governance Rules of the NYSE. The Board has approved a charter for the Committee, which can be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary. At its meetings, various members of management provide the Committee with updates on areas of its responsibility, including the General Counsel, the Chief Governance Officer, the Senior Vice President of Government Affairs, the Senior Vice President of CSR and Philanthropy and the Executive Vice President and Chief Information Officer.


1
2
3
4
5

2018 Committee Members (independent)

Richard Bracken	William Weldon
David Brown	David Dorman (Chair)
Anne Finucane	

Rotated in

Fernando Aguirre (Nov. 2018)

Nancy-Ann DeParle (Nov. 2018)

Rotated out

Richard Bracken (Nov. 2018)

Anne Finucane (Nov. 2018)

2019 Committee Members (independent)

1 David Brown	4 Fernando Aguirre
2 William Weldon	5 David Dorman
3 Nancy-Ann DeParle (Chair)	

Meetings in 2018: 4

Primary Responsibilities

Pursuant to its charter, the Committee has responsibility for:

- identifying individuals qualified to become Board members consistent with criteria approved by the Board;
- recommending to the Board director nominees for election at the next annual or special meeting of stockholders at which directors are to be elected or to fill any vacancies or newly-created directorships that may occur between such meetings;
- recommending directors for appointment to Board Committees;
- making recommendations to the Board as to determinations of director independence;
- evaluating Board and Committee performance;
- effective in January 2019, the oversight of our information governance framework, including our privacy and information security programs, as well as the cybersecurity aspects of the information security program and cybersecurity risk exposures;
- effective in January 2019, the review and ratification of any related person transactions in accordance with our policy on such matters;
- considering matters of corporate governance and reviewing, at least annually, our Corporate Governance Guidelines and overseeing compliance with such Guidelines; and
- reviewing and considering our policies and practices on issues relating to corporate social responsibility, charitable contributions, political spending practices and other significant public policy issues.

Nominating and Corporate Governance Committee Activities in 2018

The Nominating and Corporate Governance Committee met four times in 2018 and each member of the Committee attended all of its meetings. Throughout the year the Committee evaluated – and continues to evaluate – potential candidates for future election to the Board. In addition, the Committee reviewed the Company's political activities and expenditures in depth during two of its meetings, and reviewed the Company's corporate social responsibility roadmap, refreshed for 2018 as *Better Health, Better Community, Better World*, as well as the corporate social responsibility report itself. The Committee oversaw a review of all of the Company's principal governance documents in 2018, including its Certificate of Incorporation, By-laws, Corporate Governance Guidelines and all Committee Charters, and recommended changes to each to simplify and harmonize the documents, as well as to adopt certain leading practices. The Committee also oversaw the evaluation process for the Board and its Committees in 2018, which consisted of an in-depth interview of each director by the Company's General Counsel. At the completion of the interview process, the General Counsel reviewed the results with the Committee and the Board, which resulted in a number of enhancements to the Board and Committee meeting processes. In addition, the Committee received updates regarding legal and regulatory developments related to corporate governance, as well as updates on the proxy season and stockholder communications.

Management Planning and Development Committee

Each member of the Management Planning and Development Committee is independent of the Company and management under the standards set forth in applicable SEC rules and the Corporate Governance Rules of the NYSE. No Committee member participates in any of our employee compensation programs and none is a current or former officer or employee of CVS Health or its subsidiaries. At its meetings, non-members, such as the CEO, the CFO, the Chief Accounting Officer, the Chief Human Resources Officer, the Chief Governance Officer, other senior human resources and legal officers, or external consultants, may be invited to provide information, respond to questions and provide general staff support. However, no CVS Health executive officer is permitted to be present during any discussion of his or her compensation or performance, and the Committee regularly exercises its prerogative to meet in executive session without management.

The Committee's responsibilities are specified in its charter. The charter, as approved by the Board, may be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.



2018 Committee Members (independent)		Rotated in	2019 Committee Members (independent)	
David Brown (Chair)	William Weldon	Roger Farah (Nov. 2018)	**1** David Dorman	**4** David Brown (Chair)
Anne Finucane	Tony White	**Rotated out**	**2** Tony White	**5** William Weldon
David Dorman		None	**3** Anne Finucane	**6** Roger Farah

Meetings in 2018: 6

Primary Responsibilities
Pursuant to its charter, the Committee:

- oversees our compensation and benefits policies and programs generally;
- evaluates the performance of designated senior executives, including the CEO;
- in consultation with our other independent directors, oversees and sets compensation for the CEO;
- oversees and sets compensation for our designated senior executives;

- reviews and recommends to the Board compensation (including cash and equity-based compensation) for our non-employee directors; and
- prepares and recommends to the full Board the inclusion of the Compensation Committee Report that is found on page 37 of this proxy statement.

The Committee may delegate its authority relating to employees other than executive officers and directors as it deems appropriate and may also delegate its authority relating to ministerial matters.

Management Planning and Development Committee Activities in 2018
The Management Planning and Development Committee met six times in 2018 and each member of the Committee attended all of its meetings. In addition to reviewing the independence of its advisor as described below, the Committee devoted substantial time to its oversight of the Company's compensation and benefit programs as part of its annual governance process. This review is aimed at ensuring that the Company is providing its employees with compensation and benefit programs that are appropriate. The Committee received updates on compensation trends and legislative and regulatory developments. The Committee also reviewed the Company's compensation programs, retirement, health and welfare plans applicable to all full-time employees. In addition, the Committee devoted considerable time to CVS Health's stockholder outreach efforts and the feedback received from investors. The Committee's review of executive compensation matters and its decisions, including changes made in response to input from our stockholders, is discussed in the Compensation Discussion and Analysis beginning on page 38 of this proxy statement.

Compensation Risk Assessment

The Committee is responsible for reviewing and assessing potential risk arising from the Company's compensation policies and practices. In 2018, the Company performed a comprehensive risk assessment of its compensation policies and practices to ascertain any potential material risks that may be created by the programs. Included in its assessment were all major components of the Company's compensation programs, including: the mix between annual and long-term compensation; short-term incentive program design; long-term incentive program performance measures; incentive plan performance criteria and corresponding objectives; a comparison of the Company's programs with those of its peer group; the Company's severance and change-in-control policies; its recoupment policy; its share retention requirements and ownership guidelines; and the Internal Audit Department's review of the controls regarding the Company's long-term incentive program. The Committee considered the findings of the assessment and concluded that the Company's compensation programs are aligned with the interests of its stockholders, appropriately reward pay for performance, and do not promote excessive risk-taking.

Independent Consultant

Exequity LLP is the Committee's independent compensation consultant. Exequity provides no other services to the Company. Exequity's fees for executive compensation consulting to the Committee for 2018 were $252,244. During 2018, Exequity:

- Collected, organized and presented quantitative competitive market data for a relevant competitive peer group with respect to executive officers' target, annual and long-term compensation levels, including providing data for the most senior Aetna executives;

- Developed and delivered an annual Committee briefing on legislative and regulatory developments and trends in executive compensation and their implications for CVS Health;

- Provided guidance, including relevant competitive market data, in support of discussions related to the design of our 2018 long-term incentive program; and

- Analyzed market data and provided recommendations for non-employee director compensation to the Committee for approval by the Board.

The Committee believes that the advice it receives from Exequity is objective and not influenced by any other business relationship. The Committee and Exequity have policies and procedures in place to preserve the objectivity and integrity of the executive compensation consulting advice, including:

- The Committee has the sole authority to retain and terminate the executive compensation consultant;

- The consultant reports to the Committee Chair and has direct access to the Committee without management involvement;

- While it is necessary for the consultant to interact with management to gather information, the Committee determines if and how the consultant's advice can be shared with management; and

- The Committee regularly meets with the consultant in executive session, without management present, to discuss recommendations.

The Committee conducts an annual review of the independence of its compensation consultant, taking into account the standards above, the items required to be considered under the NYSE listing standards and applicable rules and regulations. The Committee determined that its compensation consultant is independent and that its consultant's work does not raise any conflicts.

Medical Affairs Committee (formerly Patient Safety and Clinical Quality Committee)

Each member of the Medical Affairs Committee is independent of the Company and management under the standards set forth in applicable SEC rules and the Corporate Governance Rules of the NYSE. The Board has approved a charter for the Committee, which can be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.

In light of the Company's expanded offerings throughout the spectrum of health care, the Committee was formed in March 2016 and renamed in November 2018. Its focus is on oversight of the Company's medical- and pharmacy-related strategies and initiatives, matters relating to the advancement of quality of pharmacy and medical care, patient safety and patient experience, the enhancement of access to cost-effective quality health care, and the promotion of member health.



2018 Committee Members (independent)		Rotated in	2019 Committee Members (independent)	
Richard Bracken (Chair)	Jean-Pierre Millon	Roger Farah (Nov. 2018)	**1** Tony White	**4** Nancy-Ann DeParle
Alecia DeCoudreaux	Tony White		**2** Jean-Pierre Millon	**5** Alecia DeCoudreaux
Nancy-Ann DeParle		Rotated out	**3** Richard Bracken (Chair)	**6** Roger Farah
		None		

Meetings in 2018: 4

Primary Responsibilities
Pursuant to its charter, the Committee:

- reviews significant medical- and pharmacy-related strategies and initiatives of the Company, and matters concerning efforts to (1) advance the quality of pharmacy and medical care, patient safety and experience, (2) enhance access to cost-effective quality health care, and (3) promote member health;

- reviews the Company's medical, pharmacy, and other strategies and initiatives designed to foster health care innovation, lower patient costs and to improve the delivery of clinic, in-home, and other health care solutions;

- reviews matters and receives reports concerning the quality performance of the Company's (1) pharmacy and medical care, such as (a) dispensing, compounding, and infusion services and (b) nursing and medical clinic operations; (2) patient safety and experience; (3) the management of health care claims against the Company; and (4) regulatory activity related to pharmacy and health care; and

- takes such other actions and performs such services as may be referred to it from time to time by the Board, including the conduct of special reviews as it may deem necessary or appropriate to fulfill its responsibilities.

Medical Affairs Committee Activities in 2018
The Medical Affairs Committee met four times in 2018 and each member of the Committee attended all of its meetings. The Committee's meetings focused on a wide variety of matters related to the Company's provision of health care services across the enterprise, including retail, mail, specialty, specialty mail and long-term care pharmacy, retail clinic services provided by MinuteClinic, and drug compounding and infusion activities conducted by Coram and across the enterprise. The Committee received reports regarding regulatory activity by boards of pharmacy, nursing and health related to the Company. The Committee reviewed various issues related to patient safety, including matters related to the Company's efforts to address the opioid abuse crisis. The Committee received updates on health care-related claims against the Company, as well as steps being taken to minimize and mitigate those claims. The Committee also provided oversight in the development and enhancement of a number of scorecards in various lines of business, and other efforts to measure and improve patient safety and clinical effectiveness.

Executive Committee

At all times when the Board is not in session, the Executive Committee may exercise many of the powers of the Board, as permitted by applicable law.

The Executive Committee met two times during 2018, to discuss urgent matters.

Mr. Bracken, Chair of the Medical Affairs Committee, was added to the Executive Committee in January 2018, Mr. Ludwig was added to the Executive Committee when he became Chair of the newly-formed Investment and Finance Committee in November 2018 and Nancy-Ann DeParle will be added to the Executive Committee at the time of the Annual Meeting, when she will become Chair of the Nominating and Corporate Governance Committee.



2018 Committee Members

Richard Bracken	Larry Merlo
David Brown	Richard Swift
David Dorman	

↻ **Rotated in**
Edward Ludwig (Nov. 2018)
Nancy-Ann DeParle (May 2019)

↻ **Rotated out**
None

2019 Committee Members

1 Richard Bracken		**5** Nancy-Ann DeParle
2 Richard Swift		**6** Edward Ludwig
3 Larry Merlo		**7** David Brown
4 David Dorman		

Meetings in 2018: 2

Board Meetings and Attendance

During 2018, there were eight meetings of the Board. Directors are expected to make every effort to attend the Annual Meeting, all Board meetings and the meetings of the Committees on which they serve. All of our directors at the time of our 2018 Annual Meeting of Stockholders attended that Annual Meeting. In 2018, all directors attended more than 75% of the meetings of the Board and the Committees of which he or she was a member, with attendance averaging over 99%.

One Board meeting was our annual meeting of independent directors. The independent directors also regularly hold executive sessions during regularly scheduled Board meetings in which our management does not participate.

Non-Employee Director Compensation

CVS Health's approach to compensating non-employee directors for Board service is to provide directors with an annual retainer comprised of a mandatory 75% paid in shares of our common stock and 25% paid in cash (or up to 100% stock at the director's election). The payment of a significant portion of the annual retainer, and additional retainers as outlined below, in our common stock is consistent with our policy of using equity compensation to better align directors' interests with stockholders. This also enhances the directors' ability to meet and continue to comply with our stock ownership guidelines described below.

For the 2018-2019 Board year, the total annual retainer for non-employee directors remained $280,000, consisting of shares of our stock valued at $210,000 (the mandatory annual stock retainer) and a cash payment of $70,000 (unless the director elected to receive up to 100% of the annual retainer in shares of our common stock).

Additional retainers were paid to the Chairs of the Committees and the Board as follows: Audit, $25,000; Investment and Finance, $15,000 (pro-rated to $7,500 for the 2018-2019 Board year); Management Planning and Development, $20,000; Medical Affairs, $15,000; Nominating and Corporate Governance, $15,000; and Independent Chair of the Board, $275,000.

At least 75% of each additional retainer must be paid in shares of our common stock, with the remaining 25% paid in cash, unless the director elects to be paid an additional percentage in shares. Each retainer was paid in two equal installments, in June and November of 2018. Directors may elect to defer receipt of shares, and deferred shares are credited with dividend reinvestment shares to the extent dividends are paid to stockholders. There are no meeting fees.

On November 6, 2018, the Management Planning and Development Committee and Exequity LLP reviewed a director compensation study prepared by Exequity, and the Board approved the Director compensation package for non-employee Directors for the 2019-2020 Board year. The Board retainer will be increased to $310,000, with at least 75% paid in stock, and all of the Chair retainers will remain the same as the current Board year.

Non-Employee Director Retainer Mix



75%
Mandatory Annual Stock
Retainer $210,000

25%
Annual Cash Retainer
(Stock at Director Election) $70,000

ALL OTHER COMPENSATION AND BENEFITS

Directors are eligible to participate in the employee discount program and are subject to the same terms of the program as our employees. Directors are generally reimbursed for business expenses incurred directly in connection with their roles and duties on the Board, such as services provided by an executive assistant, travel, meals and lodging. We allow all directors to enroll themselves and their eligible dependents in our prescription drug benefit program, paying the same premium rates as employees. If a director retires from the Board with at least five years of service, we will allow continued participation in the prescription drug benefit plan for life, but the director must bear the full cost of the premium after retirement.

The following table shows amounts paid to each of our non-employee directors in 2018.

Non-Employee Director Compensation – 2018

Name	Fees Earned and Paid in Cash[1] ($)	Cash Fees Elected to be Paid in Stock[2] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Fernando Aguirre	35,007	—	104,993	—	140,000
Mark T. Bertolini	35,007	—	104,993	—	140,000
Richard M. Bracken	73,913	—	221,087	2,043	297,043
C. David Brown II	0	75,000	225,000	2,043	302,043
Alecia A. DeCoudreaux	70,083	—	209,917	973	280,973
Nancy-Ann M. DeParle	70,083	—	209,917	—	280,000
David W. Dorman	100	142,400	427,500	—	570,000
Roger N. Farah	35,007	—	104,993	—	140,000
Anne M. Finucane	70,083	—	209,917	—	280,000
Edward J. Ludwig	36,888	—	110,612	—	147,500
Jean-Pierre Millon	70,083	—	209,917	2,043	282,043
Mary L. Schapiro	0	70,000	210,000	—	280,000
Richard J. Swift	76,250	—	228,750	2,043	307,043
William C. Weldon	0	70,000	210,000	—	280,000
Tony L. White	70,083	—	209,917	2,043	282,043

[1] The amounts shown include cash payments made in lieu of fractional shares to Mmes. DeCoudreaux, DeParle and Finucane and Messrs. Aguirre, Bertolini, Bracken, Dorman, Farah, Ludwig, Millon, Swift and White.

[2] These awards are fully vested at grant and the amounts shown represent both the fair market value and the full fair value at grant. During 2018, each director receiving a 12-month retainer received 2,970 shares of stock with a total value of $210,000 (the mandatory annual stock retainer) on the date of grant; each director electing to receive the remaining annual retainer in stock also received 990 shares valued at $70,000 on the date of grant. Two directors elected to receive their additional chairperson retainers in stock in lieu of cash. The four directors elected at the time of the Aetna Transaction each received a six-month retainer consisting of 1,308 shares valued at $105,000; Mr. Ludwig also received 70 shares valued at $5,625 as a six-month retainer for his service as Chair of the Investment and Finance Committee; the remainder of each such retainer was paid in cash. As of December 31, 2018, our directors had deferred receipt of shares of Company common stock as follows: Mr. Brown, 59,107 shares; Ms. DeCoudreaux, 10,667 shares; Ms. DeParle, 3,470 shares; Mr. Dorman, 17,047 shares; Ms. Finucane, 5,750; Ms. Schapiro, 7,887; Mr. Swift, 62,371 shares; and Mr. Weldon, 21,525 shares.

[3] Represents Company contributions for director health and prescription benefits.

Audit Committee Matters

Item 2: Ratification of Appointment of Independent Registered Public Accounting Firm for 2019

The Audit Committee of the Company's Board of Directors has appointed Ernst & Young LLP (Ernst & Young), an independent registered public accounting firm, to audit the financial statements of the Company for the fiscal year ending December 31, 2019, and recommended to our full Board that it approve that appointment. We are submitting the appointment by the Committee to you for your ratification.

✔ The Board of Directors unanimously recommends a vote **FOR** this proposal.

AUDIT COMMITTEE REPORT

During 2018, the Committee was composed of either five or six independent directors, with Messrs. Aguirre and Ludwig joining the Committee after their election to the Board in November 2018 and Ms. DeParle rotating off the Committee at that time. Set forth below is the report of the current Committee on its activities with respect to CVS Health's audited financial statements for the fiscal year ended December 31, 2018 (audited financial statements).

- The Committee has reviewed and discussed the audited financial statements with management;

- The Committee has discussed with Ernst & Young, CVS Health's independent registered public accounting firm, the matters required to be discussed under applicable auditing standards;

- The Committee has received the written disclosures and the letter from Ernst & Young pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the Committee concerning independence, and has discussed with Ernst & Young its independence from the Company; and

- Based on the review and discussions referred to above and relying thereon, the Committee recommended to the Board of Directors that the audited financial statements be included in CVS Health's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, for filing with the SEC.

Richard J. Swift, Chair **Fernando Aguirre** **Alecia A. DeCoudreaux** **Edward J. Ludwig** **Jean-Pierre Millon** **Mary L. Schapiro**

INDEPENDENT ACCOUNTING FIRM INDEPENDENCE AND FEE APPROVAL POLICY

The Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. The Committee has retained Ernst & Young as CVS Health's external audit firm since September 2007. In order to assure continuing external auditor independence, the Committee periodically considers whether there should be a rotation of the audit firm. Further, in conjunction with the mandated rotation of the external audit firm's lead engagement partner, the Committee and its Chair are directly involved in the selection of Ernst & Young's new lead engagement partner. Based on its most recent evaluation of Ernst & Young, the members of the Committee believe that the continued retention of Ernst & Young to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders. Among the factors considered by the Committee in reaching this recommendation are the following: the quality of Ernst & Young's staff, work and quality control; its capability and technical expertise, given the complexity of the Company's business, including its expertise in the health benefits business acquired by the Company in the Aetna Transaction; its independence from the Company; the quality and candor of its communications with the Company and the Committee; and the benefits of its tenure as auditors, including enhanced audit quality and competitive fees.

All audit services, audit-related services and tax services were pre-approved by the Committee, and the Committee is ultimately responsible for audit fee negotiations associated with the retention of Ernst & Young. The Committee has considered whether Ernst & Young's provision of services is compatible with maintaining Ernst & Young's independence. The Committee's audit approval policy provides for pre-approval of audit, audit-related and tax services that are specifically described on an annual basis to the Committee and, in addition, individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy also requires specific approval by the Committee if total fees for audit-related and tax services would exceed total fees for audit services in any fiscal year. The policy authorizes the Committee to delegate to one or more of its members pre-approval authority with respect to permitted services, so long as such pre-approvals are reported to the full Committee at its next scheduled meeting.

Representatives of Ernst & Young will be at the Annual Meeting to answer your questions and will have the opportunity to make a statement if they so desire.

If you do not ratify the appointment of Ernst & Young, the Committee will reconsider its appointment, although in the event of reconsideration the Committee may determine that Ernst & Young should continue in its role. Even if you do ratify the appointment, the Committee retains its discretion to reconsider its appointment if it believes that reconsideration is necessary in the best interest of the Company and the stockholders.

FEES OF INDEPENDENT ACCOUNTING FIRM

The following table summarizes the fees paid to Ernst & Young for services rendered during fiscal 2018 and 2017.

	Fiscal Year Ended 12/31/18 ($)	Fiscal Year Ended 12/31/17 ($)
Audit Fees[1]	24,210,000	10,530,000
Audit-Related Fees[2]	2,269,395	1,318,736
Tax Fees[3]	1,642,816	1,420,837
All Other Fees	—	—

[1] Represents the aggregate fees and expenses billed for the audit of our consolidated financial statements and the audit of our internal control over financial reporting for the fiscal year, the reviews of the condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q, audits of our insurance captives, services provided in connection with statutory and regulatory filings for the fiscal year, and consultations on technical matters. Audit fees increased in 2018 due to additional audit procedures associated with the new lease accounting standard, goodwill impairments, debt offering, and the Aetna Transaction.

[2] Represents the aggregate fees billed for audit and other services that are typically performed by auditors, including audits of our employee benefit plans, compliance reporting, non-financial metric reporting and certain agreed upon procedures.

[3] Includes $152,500 and $170,000 for the years ended December 31, 2018 and 2017, respectively, related to tax compliance and preparation services.

Executive Compensation and Related Matters

> ## Item 3: Say on Pay, a Proposal to Approve, on An Advisory Basis, the Company's Executive Compensation
>
> ✔ The Board of Directors unanimously recommends a vote **FOR** this proposal.

BACKGROUND

We are asking our stockholders to approve, on an advisory basis, the compensation paid to our Named Executive Officers, as described in the Compensation Discussion and Analysis (CD&A) and the Executive Compensation section of this proxy statement. Although the advisory vote is not binding upon the Company, the Management Planning and Development Committee (referred to in this Item 3 as the Committee), which is responsible for designing and administering our executive compensation program, values our stockholders' opinions and will continue to consider the outcome of the vote in its ongoing evaluation of our executive compensation program.

At CVS Health, our executive compensation philosophy and practice reflect our unwavering commitment to paying for performance – both short- and long-term. We define performance as the achievement of results against challenging internal financial targets that take into account our results relative to that of our peer companies, as well as industry and market conditions. We believe that our multi-faceted executive compensation plans, with their integrated focus on short- and long-term metrics, provide an effective framework by which progress against our strategic goals may be appropriately measured and rewarded.

OUR 2018 VOTE; STOCKHOLDER OUTREACH

Following our 2018 Annual Meeting of Stockholders, the Committee reviewed the results of the stockholder advisory vote on executive compensation. Approximately 91% of votes were cast in favor of the proposal, an increase from 61% in 2017.

Management and the Board had conducted extensive outreach with our stockholders following our 2017 Annual Meeting to better understand their perspectives on our compensation program, particularly for those who voted against our say-on-pay proposal. As a result of investor feedback, the Committee approved several changes to our compensation program for 2018 in an effort to simplify and enhance the performance-based nature of the program and to increase overall transparency. The 2018 changes followed a number of enhancements made to our executive compensation programs following stockholder feedback in prior years. In the latter part of 2018 and early 2019, we reached out to stockholders representing approximately 41% of our outstanding shares and held calls or meetings with holders of nearly 19% of our outstanding shares, as well as one of the leading proxy advisory firms. During our outreach, we discussed the changes to our executive compensation programs that were put into place in 2018 and received positive feedback.

The Committee had implemented several changes to our 2018 plan design aimed principally at enhancing the performance-based nature of the program and increasing overall transparency, including:

- denominating long-term incentive plan awards in stock, i.e., performance stock units, or PSUs, rather than denominating them in cash and settling them in stock, which simplifies the reporting of the awards and further aligns the program to our stockholders;

- enhancing the performance mix of long-term incentives, by replacing time-based restricted stock units with PSUs, and implementing a two-year post-vest holding period for shares delivered under PSUs; and

- revising the comparator group for measuring relative total shareholder return (TSR) under our Long-Term Incentive Plan (LTIP) from the full S&P 500 to an index of approximately 90 companies that more closely reflects our business.

We are also enhancing the disclosure and providing more insight into the Committee's evaluation of each executive's individual goals and performance under the annual incentive plan.

OUR 2018 PERFORMANCE AND PAY ACTIONS

In 2018, the Company delivered on our financial expectations. As a result, revenues grew 5.3% and adjusted earnings per share were $7.08,[1] at the top end of our previous guidance range. Earnings (loss) per share on a GAAP basis was $(0.57), due primarily to goodwill impairment charges taken with respect to the Company's Long-Term Care business. We returned more than $2 billion to stockholders through cash dividends during 2018, but suspended both dividend increases and our stock buyback program in connection with the Aetna Transaction as we take steps to return to our target debt leverage ratio through disciplined capital allocation.

The value of our Named Executive Officers' compensation is significantly influenced by the value of our stock. Approximately 70% of target total compensation under our program is provided through stock-based pay (stock options, performance stock units and the performance-based LTIP). As a result of our long vesting periods and the two-year holding requirement for net shares issued under the LTIP, the members of our executive team, like our stockholders, have been affected by the decrease in our stock price and only ultimately achieve the full target grant value of their equity compensation by creating long-term stockholder value.

CONCLUSION; RESOLUTION

We urge stockholders to read the letter from the Committee found on page 37 and the CD&A beginning on page 38 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narratives appearing on pages 63-74, which provide detailed information on the compensation of our Named Executive Officers. The Committee and the Board of Directors believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our Named Executive Officers reported in this proxy statement has contributed to CVS Health's long-term success.

Stockholders are being asked to vote on the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the CVS Health executive officers named in the Summary Compensation Table, as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures)."

---

[1] Adjusted earnings per share is a non-GAAP measure. For more information, see Annex A of this proxy statement.

Letter from the Management Planning and Development Committee and Compensation Committee Report



DEAR CVS HEALTH CORPORATION STOCKHOLDER,

As the members of the Board's Management Planning and Development Committee (for purposes of this letter and the CD&A, the Committee), we are responsible for and highly focused on overseeing the design and implementation of competitive compensation programs that align pay and performance, support our long-term strategic goals, and drive stockholder value.

It was a milestone year for CVS Health. In 2018 we successfully completed our transformational acquisition of Aetna, began effective implementation of our integration strategy, and took important steps toward building the integrated healthcare model that will bring substantial value to our various stakeholders. During this time, we maintained strong financial performance and delivered on our operating expectations. The Committee took into account all of these factors, in addition to the direct feedback we heard from our stockholders, as we implemented the 2018 compensation program and structured the compensation program for 2019.

In 2018, following a thorough review of the compensation program and significant stockholder engagement, the Committee implemented a number of substantive enhancements that both responded to stockholder feedback and continued to support our core compensation principles. These changes were designed to simplify and enhance the performance-based nature of the program, and to increase overall transparency. Stockholder feedback since these changes were implemented, through the 2018 say-on-pay proposal, which received 91% support, and subsequent stockholder engagement in late 2018 and early 2019, has been positive.

We remain firmly committed to incent management to remain focused on drivers of sustainable performance over the long term. As a result of the Aetna Transaction which closed in late 2018 and as our strategy continues to evolve, the Committee has reviewed the performance metrics within our compensation program to ensure appropriate alignment. For 2019, the Committee determined to grant the performance stock units (PSUs) portion of our long-term incentive program following the Company's Investor Day presentation in June using an EPS growth rate and a leverage ratio as the performance metrics for the awards. We believe these metrics are key to driving long-term, sustained growth and will be critical measures of success for you, our stockholders.

We believe that our compensation programs drive the right behaviors for our executives, which in turn benefits our stockholders by driving our business strategies and goals. We look forward to ongoing dialogue and collaboration with our stockholders as we transform the consumer health care experience.

Compensation Committee Report

We met with management to review and discuss the Compensation Discussion and Analysis (the CD&A). Based on that review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

| David W. Dorman | Tony L. White | Anne M. Finucane | C. David Brown II (Chair) | William C. Weldon | Roger N. Farah |

Compensation Discussion and Analysis

The CD&A explains how our executive compensation programs are designed and operate with respect to our named executive officers (NEOs or Named Executive Officers), who for 2018 are:

Larry J. Merlo	President and Chief Executive Officer (CEO)
Eva C. Boratto	Executive Vice President (EVP) and Chief Financial Officer (CFO)
Jonathan C. Roberts	EVP and Chief Operating Officer (COO)
Derica W. Rice	EVP and President – CVS Caremark
Thomas M. Moriarty	EVP, Chief Policy and External Affairs Officer and General Counsel
David M. Denton	Former EVP and CFO

In connection with the closing of the Aetna Transaction, David M. Denton left the Company and Eva C. Boratto, formerly CVS Health's Executive Vice President – Controller and Chief Accounting Officer, was appointed as Executive Vice President and Chief Financial Officer. Ms. Boratto joined the Company in 2010 and has an extensive financial background that spans more than 20 years and includes senior positions in both the pharmaceutical and pharmacy benefit management (PBM) industries.

Derica W. Rice joined the Company on March 30, 2018 and serves as President of CVS Caremark and Executive Vice President of the Company. He previously served as CFO at Eli Lilly and Company.

The CD&A is organized into the following sections:

Summary

OUR EXECUTIVE COMPENSATION CORE PRINCIPLES

Five core principles drive our executive compensation philosophy:

I	**II**	**III**	**IV**	**V**
Support, Communicate and Drive Achievement of our business strategies and goals	**Attract and Retain** the highest-caliber executive officers by providing compensation opportunities comparable to those offered by other companies with which we compete for business and talent	**Motivate High Performance** from executive officers in an incentive-driven culture by delivering greater rewards for superior performance and reduced awards for underperformance	**Align Interests** of our executive officers and our stockholders, and foster an equity ownership environment	**Reward Achievement** of short-term results as well as long-term stockholder value creation

Management and the Committee believe these principles motivate our executive officers to take personal responsibility for the performance of the business and deliver long-term stockholder value, consistent with CVS Health's values of Innovation, Collaboration, Caring, Integrity and Accountability.

Our compensation programs:

- Are tailored to our short- and long-term **business strategies and drive performance**,
- Reflect the **rapidly changing health care landscape**,
- Drive **sustainable performance** in an era where human, social, natural, and intellectual capital are joining financial and operating capital as performance drivers, and
- Operate within **strong governance** parameters.

STOCKHOLDER OUTREACH AND CONSIDERATION OF 2018 "SAY ON PAY" VOTE

Following our 2018 Annual Meeting of Stockholders, the Committee reviewed the results of the stockholder advisory vote on executive compensation. Approximately 91% of votes were cast in favor of the proposal, an increase from 61% in 2017. Management and the Board had conducted extensive outreach with our stockholders following our 2017 Annual Meeting to better understand their perspectives on our compensation program, particularly for those who voted against our say-on-pay proposal. As a result of investor feedback, the Committee approved several changes to our compensation program for 2018 in an effort to simplify and enhance the performance-based nature of the program and to increase overall transparency. The 2018 changes followed a number of enhancements made to the program following stockholder feedback in prior years.

In the latter part of 2018 and early 2019, we reached out to stockholders representing approximately 41% of our outstanding shares and had conversations with stockholders who requested engagement representing nearly 19% of our outstanding shares, as well as one of the leading proxy advisory firms. During our outreach, we discussed a range of relevant topics with stockholders, including the changes to our executive compensation programs that were put into place in 2018 and received positive feedback.

2018 Enhancements To Executive Compensation Program

Denominate Long-Term Incentive Plan (LTIP) Grants in Stock

We historically denominated the value of our LTIP grants in cash. Based on feedback from stockholders, beginning in 2016 we provided for the awards to be settled 100% in shares of common stock that are subject to a two-year holding period.

Even after the 2016 change, some stockholders continued to find the disclosure surrounding the LTIP confusing, and many suggested a preferable and more common approach to denominate grants in shares. Thus effective beginning with the 2018-2020 performance cycle, all LTIP grants will be denominated as performance stock units (PSUs) and reported in the Summary Compensation Table in the year of grant.

Enhance Performance-Based Component of Long-Term Incentives

Beginning with 2018 grants, we replaced time-vested restricted stock units (RSUs) with PSUs with a three-year performance period based on adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) targets, which we refer to as EBITDA PSUs, resulting in 75% of our target annual long-term incentive grant value being performance-based. The remaining 25% of the target grant value is in the form of a stock option grant, which many stockholders view as performance-based or performance-aligned. Unvested PSUs are not eligible for dividend equivalent payments (unlike the prior unvested RSUs). Shares delivered in settlement of PSUs are subject to a two-year holding period.

Prior to 2018, RSUs accounted for 25% of an executive's long-term incentive target grant values, and investors indicated a preference for greater emphasis on PSUs.

Increase Portion of Long-Term Incentives Subject to Holding Period

Beginning with 2018 grants, LTIP awards are granted as PSUs and settled 100% in shares of common stock that are subject to a two-year holding period. As a result, the portion of long-term incentive awards subject to a holding period by our executives has increased to 75% versus the prior 50%.

Stockholders have provided positive feedback on the two-year holding period, recognizing that it further aligns executive and stockholder interests over a longer term.

Improve Annual Cash Incentive Program Design

For the 2018 performance year, we simplified the design of the annual cash incentive program and eliminated the bonus pool. NEOs are eligible for maximum awards based on competitive targets. For 2018, the program continued to use rigorous goals for MIP Adjusted Operating Profit that align to our external financial guidance along with customer satisfaction and client service goals that the Committee believes are leading indicators of future performance. The program also incorporates individual goals for each NEO.

Stockholders previously had indicated that our annual cash incentive program was too complex.

Adjust Comparator Group For Relative TSR Performance Modifier

Beginning with the 2018-2020 LTIP performance cycle, we changed the comparator group for measuring relative TSR (rTSR) under our LTIP from the S&P 500 to an index of companies that more closely reflects our business. Specifically, this group includes over 55 health care and over 30 consumer staples companies.

We received feedback that a comparator group more closely aligned to our business might be more appropriate, and would help to mitigate some of the macro issues that can potentially impact the share price of a particular industry or industries.

The above changes are in addition to enhancements made to our compensation program in prior years as a result of stockholder input that remain in effect, including:

- Adding transparency to the individual component of our annual cash incentive program,

- Reducing maximum awards under the annual cash incentive program,

- Providing that dividend equivalents on unvested RSUs (a portion of our long-term incentive program prior to 2018) are only paid out when and if awards vest, and

- Revising the TSR modifier beginning with the 2017-2019 LTIP performance cycle by applying it in pro-rated quartiles that reduce payouts for performance below the 50th percentile.

COMPENSATION PROGRAM DESIGN

Our pay-for-performance philosophy places a majority of an executive officer's compensation at risk and emphasizes long-term incentives tied to individual and Company performance as well as continued service. As a result, the only fixed compensation paid is base salary, which represents 9% of the CEO's total target compensation and no more than 16% of the other NEOs' total target compensation.

■ 2018 CEO Target Pay Mix



91% Performance Aligned				
74% Long-Term				
9% Base Salary	**17%** Annual Cash Incentive	**37%** Long-Term Incentive Plan (Delivered in PSUs) NEW	**18.5%** Stock Options	**18.5%** PSUs NEW

IMPACT OF LTIP PLAN DESIGN CHANGES: TRANSITION IN PSU SETTLEMENT

In 2016, in response to stockholder feedback, the Company moved from an LTIP award that was partially settled in cash to awards denominated in cash and settled 100% in stock. This resulted in a change in our reporting as previously awards were reported half in the year of grant and half in the year of vesting. In accordance with SEC guidance, the LTIP payouts for the 2016 and 2017 grants are reported at the end of the three-year performance period as cash even though they will be settled and paid fully in stock. Although our stockholders generally approved of the design (payment in stock that is subject to a two-year post-vesting holding period), they found the multi-year reporting confusing and that it resulted in an incomplete analysis of our compensation program. To address these concerns, commencing with the 2018 grants, LTIP awards are made in PSUs (LTIP PSUs) that are reported in the year of the grant as stock awards in the Summary Compensation Table (SCT) and Grants of Plan-Based Awards Table.

During the transition period, which includes the payout of the 2016-2018 performance cycle and will continue through the payout of the 2017-2019 performance cycle, there will be timing issues that occur as awards for multiple years will appear in the SCT as follows:

- Last year's SCT included the cash portion earned for the 2015-2017 LTIP performance cycle (the stock portion was reported in 2015).

- The 2018 SCT in this proxy statement includes 100% of the value earned for the 2016-2018 LTIP performance cycle (reported in the "Non-Equity Incentive Plan Compensation" column) and 100% of the grant date fair value at target performance for the awards granted for the 2018-2020 LTIP performance cycle (reported in the "Stock Awards" column).

- The 2019 SCT in next year's proxy statement will include 100% of any value earned for the 2017-2019 LTIP performance cycle (reported in the "Non-Equity Incentive Plan Compensation" column) and 100% of the grant date fair value at target performance for the awards granted for 2019-2021 LTIP performance cycle (reported in the "Stock Awards" column).

We will return to normal, single-cycle reporting in the 2020 Summary Compensation Table.

The table below shows the Committee's compensation determinations for our CEO for the last three years, and as such is a better and more comparable representation of the CEO's compensation. This table is different from the SEC-required 2018 SCT that begins on page 63 only in that it removes the double reporting of LTIP awards. For example, the value earned for the 2016-2018 LTIP performance cycle that paid out in 2018, which was granted in 2016, is not included for fiscal 2018 below, but is included in the SCT. As reflected in the table below, the value at target of the compensation to Mr. Merlo in 2018 remained consistent from the prior years.

■ CEO Annual Compensation Determinations

	Salary ($)	Annual Cash Incentive Award[1] ($)	RSU ($)	EBITDA PSU Grant Value ($)	Stock Option Grant Value ($)	LTIP Grant Value[2] ($)	All Other Compensation ($)	Total Compensation[1] ($)
2018	1,630,000	2,605,000	0	3,374,955	3,374,995	6,749,992	667,156	18,402,098
2017	1,630,000	2,128,800	3,374,960	0	3,374,998	6,750,000	754,106	18,012,859
2016	1,630,000	2,382,000	3,991,931	0	3,999,990	6,750,000	847,456	19,601,377

[1] Excludes payout of LTIP awards granted for the following three-year performance periods: 2014-2016, 2015-2017, and 2016-2018. Such payouts were reported in the "Non-Equity Incentive Plan Compensation" column of the SCT for each of the respective years.

[2] Includes the LTIP award granted in each respective year at target performance. For 2016 and 2017, the awards were cash-denominated with settlement in shares following the three-year performance period. For 2018, the award was granted as LTIP PSUs.

PAY FOR PERFORMANCE ALIGNMENT

The vast majority of our NEOs' pay is tied to challenging performance measures. We saw strong operational and financial performance in 2018, particularly the closing of the Aetna Transaction, one of the largest business combinations in history. Despite these successes, we did not meet the rigorous performance targets underlying both our short- and long-term incentive awards. As a result, our NEOs' actual realized pay with respect to 2018 is well below the target grant value, demonstrating the strong performance-based and at-risk nature of our pay programs.

- The 2018 corporate performance result for our annual cash incentive award was 88.8% of target. Individual performance assessments for many executives, including our CEO, resulted in a further reduction to annual cash incentive payouts.

- In addition, based on three-year Return on Net Assets (RoNA) results and our relative TSR performance for the performance period that ended in 2018, the 2016-2018 LTIP award vested at 52.4% of target.

To illustrate the alignment with stockholder value, the following table compares the three-year target compensation to the realizable compensation for our CEO.

■ 2016 - 2018 CEO Target Compensation vs. Realizable Compensation



LEADING PRACTICES IN COMPENSATION PROGRAMS

Our pay practices align with our core compensation principles and facilitate our implementation of those principles. They also demonstrate our commitment to sound compensation and governance practices.

Our executive compensation program motivates executive officers to take personal responsibility for the performance of CVS Health	Core Executive Compensation Principles Designed to Promote Company Growth
	Performance Measures Aligned with Stockholder Interests
	Majority of the Total Compensation Opportunity is Performance-Based
	75% of Long-term Incentives are Performance-Based
	LTIP Awards and 2018 EBITDA PSUs Settled in Common Stock that is Subject to Retention Requirement (Holding Period)
	TSR Modifier Provides for Reduced Payout for Below Median Performance
	Robust Stock Ownership Guidelines
We apply leading executive compensation practices	No Excise Tax Gross-Ups
	No Option Repricing
	No Recycling of Shares
	Recoupment Policy
	Broad Anti-Pledging and Hedging Policies
	Executive Severance Policy
	Limited Perquisites and Personal Benefits
	SERP Closed to New Participants
	Double Trigger Vesting of Equity Awards
	Dividend Equivalents on RSUs Paid Only When Awards Vest
	Board Committee Oversight of Comprehensive Annual Compensation Program Risk Assessment
	Cap on Annual Cash Incentive Awards for NEOs
	Replaced Cash Denominated LTIP with Performance Stock Units
	Replaced Time-Vested RSUs with Performance Stock Units
	Simplified and Improved Disclosure for Annual Cash Incentive Program
NEW THIS YEAR	LTIP Awards Denominated in Shares of Common Stock (see page 49)
	Increased the Stock Ownership Guidelines for the CEO and Business Planning Committee (BPC) Members, and Added Ownership Guidelines for All Other Corporate-level EVPs and SVPs (see pages 59 and 80)
	Enhanced Recoupment Policy to Include Disclosure of any Recoupments (see page 58)

Business and Performance Highlights

We are a health innovation company helping people on their path to better health. Whether in one of our pharmacies or through our health services and plans, CVS Health is pioneering a bold new approach to total health by making quality care more affordable, accessible, simple and seamless. CVS Health is community-based and locally focused, engaging consumers with the care they need when and where they need it. The Company has more than 9,900 retail locations, approximately 1,100 walk-in medical clinics, a leading pharmacy benefits manager with approximately 92 million plan members, a dedicated senior pharmacy care business serving more than one million patients per year, expanding specialty pharmacy services, and a leading stand-alone Medicare Part D prescription drug plan. CVS Health also serves an estimated 38 million people through traditional, voluntary and consumer-directed health insurance products and related services, including rapidly expanding Medicare Advantage offerings. The Company believes its innovative health care model increases access to quality care, delivers better health outcomes and lowers overall health care costs.

We had strong financial performance and delivered on our operating expectations in 2018. It was also a milestone year for CVS Health as we successfully completed our transformational acquisition of Aetna, began effective implementation of our integration strategy, and took important steps toward building the integrated healthcare model that will bring substantial value to our various stakeholders. CVS Health believes that Aetna complements its competitive strategy, which is built on a diversified set of core and emerging businesses that enable it to better compete with more cost-effective products, pursue profitable growth across a range of opportunities, and lead the transformation of health care.

5.3% revenue growth

Completed **$70 billion** acquisition of Aetna

Maintained dividend of **$2.00** per share

The rapidly changing health care landscape continues to include uncertainties concerning health care policy. During 2018, we faced headwinds from reduced generic launches, continued reimbursement pressure and the slowing of brand drug price inflation. Compensation to our executives, including the cash incentive component, the long-term incentive plan performance cycle ending in 2018 and the value of our outstanding stock awards, is – and should be – affected by such factors, regardless of whether or not management can influence those factors.

For more information on our financial performance and strategy, please refer to our 2018 Annual Report available at www.cvshealthannualmeeting.com. Please also refer to page 60 of this proxy statement for additional information about how we calculate: (i) MIP Adjusted Operating Profit, a metric used to determine annual cash awards; (ii) Return on Net Assets, a metric used in connection with our long-term incentive awards; and (iii) Adjusted EBITDA, a metric used in connection with our long-term equity awards.

We are committed to helping people on their path to better health. Our values of innovation, collaboration, caring, integrity and accountability affect how we drive performance. We remain firmly committed to evaluating and incenting management to remain focused on drivers of sustainable performance over the long-term, even though we recognize that this focus is not always reflected in our stock price. We invest in our employees at all levels of the Company by rewarding performance that balances risk and reward, is consistent with our values, and supports short- and long-term goals and, ultimately, value creation for our stockholders. We provide opportunities for professional growth and development and aim to offer affordable benefits and programs that meet the diverse needs of our employees and their families. Feedback from stockholders during our annual outreach confirms strong support for this commitment and for the value we place on other forms of capital—including human, natural, social and intellectual:

- We include retail customer service and PBM and long-term care (LTC) client/member satisfaction metrics in our pay calculations.

- In 2018 we introduced the CVS Beauty Mark and made a commitment not to digitally alter or change a person's shape, size, proportion, skin or eye color or enhance or alter lines, wrinkles or other individual characteristics. We want our beauty aisle to be a place where our customers can always come to feel good, while representing and celebrating the authenticity and diversity of the communities we serve.

- Our decision to remove tobacco from pharmacy stores continues to show positive results by reinforcing the value of our brand in health care. We continue our work to create the first tobacco-free generation and made more than $4 million in grants in 2018 to organizations that provide an array of programming that supports our *Be The First* focus areas, including youth tobacco and e-cigarette prevention in classrooms and communities across the country; supporting clinicians with trainings and resources on screening youth for tobacco use; helping youth become tobacco-free advocates in their own communities; and creating more smoke-free college campuses across the country.

- We have implemented an industry-leading program to increase access to naloxone in 48 states, where patients do not require an individual prescription. Following the Surgeon General's Advisory on Naloxone and Opioid Overdose in April 2018, we have further expanded our efforts to educate patients about naloxone. Today, all CVS Pharmacy locations have in-store signage and in-store radio messages to educate patients about the availability and accessibility of the life-saving drug. We are dedicated to helping the communities we serve address and prevent opioid abuse. In 2018, we enhanced our commitment to supporting addiction recovery programs, providing grants to 21 community health centers across the U.S. that deliver medication-assisted treatment and other addiction recovery services. These investments work to ensure clear, safe and effective protocols for opioid prescriber practices; to strengthen and systematize partnerships with specialists and community based organizations; and to help create safe, non-judgmental environments for all patients.

- We value the recruiting and reputational advantages of placing first in our sector of World's Most Admired Companies and of being ranked as one of Forbes Most Valuable Brands; Points of Light's The Civic 50; Military Times Best for Vets; Newsweek's Green Ranking of America's Greenest Companies; and Corporate Responsibility Magazine's 100 Best Corporate Citizens.

- We have made significant investments in our colleagues by raising the minimum starting wage enterprise-wide and offering paid family leave for all new parents, both effective April 1, 2018. We also increased pay ranges and rates for many of our retail hourly employees effective July 1, 2018, and we did not increase employee health plan premiums for the 2018-2019 plan year despite a 5% increase in costs, indicative of our commitment to ensuring access to affordable health care.

- Our holistic approach to leveraging diversity within our talent pipeline, talent development, leadership accountability and supplier diversity initiatives, earned us a spot on the DiversityInc Top 50 Companies for Diversity list in 2018.

- We are a proud member of the Billion Dollar Roundtable, an organization that recognizes and supports corporations that achieve $1 billion in annual spending on diverse- and women-owned suppliers.

- We achieved a 100% score on The Disability Equality Index, a joint initiative of the American Association of People with Disabilities and the US Business Leadership Network for our commitment to recruiting and retaining talent from the differently-abled community and our utilization of companies owned by differently-abled suppliers.

- We achieved a perfect score for the fourth consecutive year on the 2018 Corporate Equality Index, a national benchmarking survey and report on corporate policies and practices related to LGBTQ workplace equality administered by the Human Rights Campaign Foundation.

Detailed Program Discussion

CVS HEALTH VALUES

When determining compensation awards and incentive payments, the Committee validates that our results were achieved in line with the Company's five core values:



Innovation
Demonstrating openness, curiosity and creativity in the relentless pursuit of delivering excellence.

Collaboration
Sharing and partnering with people to explore and create things that we could not do on our own.

Caring
Treating people with respect and compassion so they feel valued and appreciated.

Integrity
Delivering on our promises; doing what we say and what is right.

Accountability
Taking personal ownership for our actions and their results.

ELEMENTS OF COMPENSATION PROGRAM

The Committee believes each element of our executive compensation program furthers one or more of our five core principles:

I. Support, Communicate and Drive Achievement
II. Attract and Retain
III. Motivate High Performance
IV. Align Interests
V. Reward Achievement

The table below outlines each element of our executive compensation program for 2018, its connection to our five core principles, and how it supports our long-term strategy and growth. Information about our voluntary deferral program and other benefits can be found beginning on page 56.

2018 Compensation Program

			Element	Target Basis	Link to Strategy/Growth	Additional Information
Performance-based or performance-aligned	Near-term	Cash	**Base Salary**	• Set based on experience, comparative market data and level of responsibility		• Reviewed annually • Adjusted periodically based on market positioning and individual qualifications
			Annual Cash Incentive	• Financial and non-financial targets approved by the Committee at the beginning of the fiscal year	• Payout based on key measures of profitability followed closely by investors and on client satisfaction • Important drivers of recurring revenue and the achievement of long-term strategic and operational goals	• Maximum payouts capped as percent of base salary • Payments reflect performance against MIP Adjusted Operating Profit target and customer service/client satisfaction metrics • Payout subject to individual performance modifier (with only 20% upside potential)
	Long-term	Stock	**LTIP PSUs** NEW	• Established at start of a three-year performance cycle • Target grant value based on market data, level of responsibility, and desired pay mix	• Payout determined formulaically based on achievement of Aetna Transaction-related performance goals and operational synergies • TSR modifier provides link to market-based outcomes	• Minimum performance threshold required for any payout • Maximum payouts capped • Denominated and settled in stock • Two-year holding period post-vesting
			EBITDA PSUs NEW	• Established at start of a three-year performance cycle • Target grant value based on market data, level of responsibility, and desired pay mix	• Payout determined formulaically based on 2020 Adjusted EBITDA • Measures profitability and cash flow	• Minimum performance threshold required for any payout • Maximum payouts capped • Denominated and settled in stock • Two-year holding period post-vesting
			Stock Options	• Grant value based on market data, level of responsibility, and desired pay mix	• Stock price appreciation aligned to stockholder interests	• Seven-year term • Vest 25% per year over 4 years

Performance Metrics Support Corporate Strategy and Long-Term Growth

The Committee recognizes that external factors that are beyond CVS Health's control may impact its stock price. Consequently, the Committee believes that other performance indicators, including profitability and cash flow, should also be factored into our executive compensation program. By using a variety of pay vehicles and balancing short- and long-term awards, the Committee believes our program supports retention and long-term growth creation because the metrics are measured independently and no single factor impacts all elements of performance.

The table below describes the performance metrics the Committee set for 2018.

Pay Element	2018 Performance Metric (weightings)	Rationale
Annual Cash Incentive	MIP Adjusted Operating Profit (80%)	• Key measure of profitability followed closely by investors
Financial/ Operational Goal	Retail Customer Service and PBM and LTC Client/Member Satisfaction Adjusted by MIP Adjusted Operating Profit Result (20%)	• Important drivers of recurring revenue and the achievement of long-term strategic and operational goals
Individual Goal	Individual Performance Goals (modifier 0-120%)	• Drives specific, job-related performance that is linked to overall company performance
LTIP PSUs	Aetna Transaction-related Operational Synergies and Product Offering Goals (100%)	• Operational Synergies: Measures the value of cost synergies delivered as a result of the Aetna Transaction. The LTIP PSUs will vest at between zero and 200% of the number of units granted based on our achievement in 2020 of Aetna Transaction-related cost synergies. Subject to satisfaction of the Product Offering Goals, the LTIP PSUs will vest at target (100%) if we deliver $750 million of synergies in 2020 • Product Offering Goals: Delivery of integrated programs that deliver transformational value to clients and members. To align with the success of the Aetna Transaction and our commitment to investors, in order for any LTIP PSUs to vest, by December 31, 2020, we must, in the reasonable judgment of the Committee, (i) develop a robust pipeline of integrated offerings designed to deliver transformational value to clients and members, and (ii) successfully launch at least one such offering
	TSR (modifier +/-25%)	• TSR modifier adjusts any LTIP PSU payout resulting from the achievement of the operational synergy metric and product offering goals based on our performance relative to the broad market of companies with which we compete for talent and capital
EBITDA PSUs	2020 Adjusted EBITDA (100%)	• Measures profitability and cash flow

BASE SALARY

The Committee annually reviews the base salaries of all senior officers, including the NEOs, and adjusts them periodically as needed to maintain market position and consistency with evolving responsibilities. Upon consideration of this competitive market analysis and input from its independent compensation consultant, the Committee increased salaries for Messrs. Roberts, Moriarty and Denton in 2018. Ms. Boratto and Mr. Rice were new to their roles in 2018 and were not NEOs in 2017. Mr. Roberts completed his first year as Chief Operating Officer in 2017, and the Committee adjusted his salary in 2018 to reflect appropriate competitive positioning against peers in that role in comparably-sized companies. Mr. Moriarty assumed significant additional responsibilities in 2018 in the areas of public affairs and external communications, both of critical importance to the Company as we acquired Aetna, and the Committee increased his salary in acknowledgement of that expanded portfolio. Mr. Denton left the Company in connection with the closing of the Aetna Transaction.

NEO and 2018 Title(s)	2017 Salary ($)	2018 Salary ($)	Percentage Increase
Larry J. Merlo, President and CEO	1,630,000	1,630,000	0%
Eva C. Boratto, EVP and CFO	n/a[1]	850,000	n/a
Jonathan C. Roberts, EVP and COO	1,050,000	1,200,000	14%
Derica W. Rice, EVP and President – CVS Caremark	n/a[1]	1,050,000	n/a
Thomas M. Moriarty, EVP, Chief Policy and External Affairs Officer and General Counsel	750,000	850,000	13%
David M. Denton, Former EVP and CFO	850,000	900,000	6%

[1] Neither Ms. Boratto nor Mr. Rice was a NEO in 2017.

2018 ANNUAL CASH INCENTIVE

Our NEOs participate in our annual cash incentive program under which they are eligible for a cash award based on the achievement of pre-established financial, operating and individual performance objectives. In the first quarter of each year, the Committee approves for each NEO an annual target bonus amount expressed as a percentage of the executive's base salary — 200% for Mr. Merlo, 175% for Mr. Roberts, and 150% for each of Ms. Boratto and Messrs. Rice, Moriarty and Denton. Awards are paid out, if earned, in the first quarter of the following year based on the following formula:

| NEO Base Salary Paid in 2018 | X | Target Annual Incentive % | X | Corporate Performance % | X | Individual Performance Modifier % | = | **Final Award** |

Corporate Performance

For 2018, the Committee measured company performance using MIP Adjusted Operating Profit (80% weighting) and retail customer service and PBM and LTC client/member satisfaction results adjusted by the MIP Adjusted Operating Profit result (20% weighting). The Committee established challenging targets for MIP Adjusted Operating Profit that are both consistent with the earnings guidance we provided to investors and which require year-over-year growth. Our customer service and client/member satisfaction metrics ensure that we are providing excellent service and position us to retain and win new business. The MIP Adjusted Operating Profit and customer service and client/member satisfaction goals for 2018 were set above 2017 actual performance.

Individual Performance

The Committee also approved individual goals and objectives for business operations, merger and integration, and talent and organizational development. Each NEO's individual performance was evaluated against his or her goals and assigned a value between 0 and 120. The Committee did not assign specific weightings to any NEO's goals. The individual performance modifier cannot exceed 120 or 20% of what would have been earned based on corporate performance. An individual performance modifier of less than 100 will reduce payouts below what would have been earned based solely on corporate performance. In all cases, total payouts cannot exceed 200% of target when including both Company and individual performance.

Actual Performance

Company performance was 88.8% for 2018 — a result of 2018 MIP Adjusted Operating Profit (performance of 99% of target, resulting in funding of 90%, weighted 80%) and customer service and client/member satisfaction results (performance 93% of target, resulting in funding of 84%, weighted 20%).

2018 Objective Goals



Performance Metric	Below Minimum	Threshold	Target	Maximum	Performance Result
MIP Adjusted Operating Profit (80%)			Target $10,304* Actual $10,201*		
% of Target	<95%	95%	100%	105%	
% Funding	0%	50%	100%	200%	88.8%
Retail Customer Service and PBM and LTC Client/Member Satisfaction Adjusted by MIP Adjusted Operating Profit Result (20%)			Actual 93%		
	0%	50%	100%		

*   Dollars in millions.

The Committee evaluates each NEO's performance and considers Mr. Merlo's input on the performance of the other NEOs. In determining the annual cash incentive for Mr. Merlo, the Committee consulted with the other independent members of the Board. For 2018, the Committee assigned a numeric performance result for each NEO's individual performance against his or her pre-established goals. The Committee used its judgment in evaluating each NEO's performance.

Executive	Fiscal 2018 Individual Performance Assessment
Larry J. Merlo	• The Committee recognized Mr. Merlo's leadership in driving and overseeing the consummation of the Company's acquisition of Aetna, and also noted that results of operations missed its target, due to shortfalls in the LTC and PBM lines of business.
Eva C. Boratto	• Ms. Boratto provided comprehensive leadership to the Company and the Finance function in particular as the Company navigated through successful integration planning and commenced integrating with Aetna while concurrently managing its core business lines.
Jonathan C. Roberts	• The Committee acknowledged Mr. Roberts' strong contributions to our successful integration planning for the Aetna Transaction and the superior performance of the Retail business. It noted that operating results of both the LTC and PBM lines of business fell short of their goals.
Derica W. Rice	• Mr. Rice joined the Company as President of the PBM business in early 2018. The Committee recognized his early leadership successes and also acknowledged the shortfall in PBM operating results.
Thomas M. Moriarty	• Mr. Moriarty played a critical role in guiding the Company through the complex state and federal regulatory processes necessary to secure approval of the Aetna Transaction.
David M. Denton	• Under Mr. Denton's separation agreement with the Company (Separation Agreement), his pro-rated 2018 annual cash incentive is based on the average percentage of funding payout awarded to the CEO and his peers.

The actual payout of each NEO's 2018 annual cash incentive award, as approved by the Committee, is set forth in the table below:

2018 Annual Cash Incentive Award

	NEO 2018 Eligible Earnings ($)	Target Annual Incentive %	Company Performance %	Individual Performance Modifier %	Final Award ($)	Final Payout as a % of Target
Larry J. Merlo	1,630,000	200%	88.8%	90%	2,605,000	79.9%
Eva C. Boratto	630,303	150%	88.8%	120%	1,007,000	106.5%
Jonathan C. Roberts	1,162,500	175%	88.8%	75%	1,355,000	66.6%
Derica W. Rice	791,477	150%	88.8%	90%	949,000	79.9%
Thomas M. Moriarty	825,000	150%	88.8%	100%	1,099,000	88.8%
David M. Denton[1]	781,818	150%	88.8%	n/a	1,073,925	n/a

[1] Mr. Denton's 2018 annual cash incentive award was set in accordance with his Separation Agreement. See page 57.

LONG-TERM INCENTIVE COMPENSATION

Each year the Committee makes long-term incentive compensation grants to employees, including the NEOs. Following the Committee's comprehensive review of our compensation program, which included input from our stockholders, the Committee approved changes to the long-term incentive compensation program to reduce time-vested awards and increase the performance aligned component. As a result, NEOs no longer receive time-vested RSUs. For 2018, the long-term incentive compensation is comprised of stock options and two forms of PSUs as set forth below. The LTIP PSUs are tied to the future success of and synergies resulting from the Aetna Transaction modified by relative TSR. The PSUs that replaced the RSUs may be earned based on Adjusted EBITDA goals, and we refer to them as EBITDA PSUs. Both EBITDA PSUs and LTIP PSUs are subject to a three-year performance period and a two-year post-vesting holding period.

■ **Long-Term Incentive Target Mix**

2018 Long-Term Incentive Target Mix



50%
LTIP (Delivered in PSUs)
[NEW]

25%
EBITDA PSUs
[NEW]

25%
Options

2018 EBITDA PSU and Stock Option Grant Decisions

The EBITDA PSU portion of our long-term incentive program features formulaically determined payouts based on performance goals established at the beginning of the three-year performance period. The Committee approved 2020 Adjusted EBITDA as the performance measure for the 2018 EBITDA PSUs. The target, threshold and maximum goals are aligned with the Company's long-term targets communicated to investors and were set at a level expected to generate strong profitability. The Committee set the Adjusted EBITDA targets to contemplate the closing of the Aetna Transaction during the performance period. These Adjusted EBITDA targets are consistent with the Company's public disclosures about the transaction, adjusted for the impacts of tax reform and the related investments of savings by both companies. The goals for 2020 Adjusted EBITDA range from a threshold of $19,852 million, to a target of $20,892 million, to a maximum of $21,937 million. Shares resulting from EBITDA PSU awards earned after the three-year performance period are subject to an additional two-year holding period.

The following table sets out the grant date fair value of stock options and EBITDA PSUs granted on April 1, 2018.

Executive Name	2018 Stock Option Grant Date Fair Value ($)	2018 EBITDA PSU Grant Date Fair Value ($)
Larry J. Merlo	3,375,000	3,375,000
Eva C. Boratto	300,000	300,000
Jonathan C. Roberts	2,125,000	2,125,000
Derica W. Rice	1,000,000	1,000,000
Thomas M. Moriarty	1,250,000	1,250,000
David M. Denton[1]	1,000,000	1,000,000

[1] Pursuant to Mr. Denton's Separation Agreement, the portion delivered as EBITDA PSUs was pro-rated for service time during the performance cycle, and the portion delivered as stock options continues to vest and remains exercisable through the third anniversary of his separation.

LONG-TERM INCENTIVE PLAN (LTIP) PSUs

The LTIP PSU portion of our long-term incentive program features formulaically determined payouts based on performance against financial goals established at the beginning of the three-year performance period and modified by relative TSR measured over the same period. The TSR modifier adjusts LTIP PSU payouts based on our performance relative to the broad market of companies with which we compete for talent and capital. Shares resulting from LTIP PSU awards earned after the three-year performance period are subject to an additional two-year holding period.

Beginning with the 2018-2020 LTIP PSU grant, the comparator group for measuring relative TSR changed from the S&P 500 to an index of over 55 health care and over 30 consumer staples companies that more closely reflect our business. The companies included in this peer group are listed at the end of this Compensation Discussion and Analysis. Awards are adjusted if TSR performance is above or below the 50th percentile as shown in the chart to the right. In addition, the modifier is applied in quartiles on a pro-rata basis to provide for reduced payout for below median performance.



The following summarizes LTIP awards granted in the last three years, each of which are described in more detail below.

	2016	2017	2018	2019	2020	2021	2022
2016-2018 50% of long-term equity	• Denominated as cash value and settled 100% in stock • Based on Return on Net Assets, with target set at 42.93% • Subject to rTSR modifier (+/- 25%)			Shares earned are subject to a 2-year holding period			
2017-2019 50% of long-term equity		• Denominated as cash value and settled 100% in stock • Based on Return on Net Assets, with target set at 43.76% • Subject to rTSR modifier (+/- 25%)			Shares earned are subject to a 2-year holding period		
2018-2020 50% of long-term equity*			• 100% PSUs • Based on achievement of Aetna Transaction-related synergies ($750 million at target) in 2020 and development of a pipeline of integrated offerings, and launch of one, by December 31, 2020 • Subject to rTSR modifier (+/- 25%)			Shares earned are subject to a 2-year holding period	

*   Excludes Additional LTIP PSU awards granted in 2018 and described below.

2018-2020 LTIP PSU Awards

In early 2018, the Committee established alternative performance metrics for the 2018-2020 LTIP PSU grant. A RoNA metric would apply if the Aetna Transaction closed after June 2019. Because the Committee recognized that the pending acquisition of Aetna could materially alter RoNA results, the Committee also established alternative metrics designed to align with the success of the Aetna Transaction and our commitment to investors which would apply if the Aetna Transaction closed before June 2019. The Aetna Transaction closed in November 2018, so the performance metrics applicable to the 2018-2020 LTIP PSUs are: achievement of Aetna Transaction-related cost synergies (the Synergy Goal) in 2020 and the development of a robust pipeline of integrated offerings designed to deliver transformational value to clients and members and the launch of at least one such offering by December 31, 2020 (the Product Offering Goals). The 2018-2020 LTIP PSUs will vest at between zero and 200% of the number of units granted based on our achievement of the Synergy Goal ($750 million at target), provided the Product Offering Goals have been met. Both the Synergy Goal and the Product Offering Goals must be met for any vesting to occur. The 2018-2020 LTIP PSUs are also subject to a relative TSR modifier.

The following table sets out the grant date fair value at target and number of 2018-2020 LTIP PSUs granted to each NEO. Except as noted below with respect to Ms. Boratto, LTIP PSUs for this cycle were granted on April 1, 2018. If earned, the awards below will be paid in stock in early 2021, and the stock will be subject to a two-year holding period. The awards are not guaranteed and can range from 0%-250% of target (Company performance of 0%-200% of target subject to a +/- 25% rTSR modifier). Payouts are formulaic, though the Committee has discretion to reduce the payout of the awards.

Executive Name	Grant Date Fair Value of 2018-2020 LTIP PSU Grants at Target ($)	LTIP PSUs (#)
Larry J. Merlo	6,750,000	120,128
Eva C. Boratto[1]	2,000,000	27,051
Jonathan C. Roberts	3,750,000	66,737
Derica W. Rice	2,125,000	37,818
Thomas M. Moriarty	2,000,000	35,593
David M. Denton[2]	2,000,000	35,593

[1] In connection with her promotion to CFO, Ms. Boratto received $1,500,000 in 2018-2020 LTIP PSUs on November 28, 2018. The above reflects the sum of her annual award granted on April 1, 2018 and her additional award granted on November 28, 2018.

[2] Pursuant to his Separation Agreement, Mr. Denton's 2018-2020 LTIP PSU award has been pro-rated for service provided during the performance period to 10,875 LTIP PSUs with a value of $611,111, and is payable at the end of the performance period. See page 57.

Additional 2018-2020 LTIP Awards Related to the Aetna Transaction

In August 2018, the Committee approved one-time LTIP PSU awards to certain individuals, including several of the NEOs, in recognition of the critical role each played in the Aetna Transaction, which we refer to as Additional LTIP PSUs. Our CEO and then-outgoing CFO did not receive Additional LTIP PSUs. The performance metrics for the Additional LTIP PSUs are identical to the metrics for the 2018-2020 LTIP PSUs described above, and the grants were made contingent upon the close of the Aetna Transaction. The purpose of these awards was to recognize the effort needed to ensure the continued success of ongoing operations through the transition period, to recognize the additional effort needed to integrate Aetna and achieve the target synergies announced in connection with the deal, and to incent these key leaders to remain with the Company. In determining the size of the these one-time grants, the Committee considered several factors, including the magnitude of the role the executive would play in driving the success of the Aetna integration while concurrently maintaining the forward growth momentum of the core businesses, retention of key talent, and potential for expanded responsibilities in the Company. As with our regular LTIP PSU grant, the additional grant to NEOs carries a two-year post-vesting holding requirement.

Executive Name	Grant Date Fair Value of 2018-2020 Additional LTIP PSU Grants at Target ($)	Additional LTIP PSUs (#)
Larry J. Merlo	0	0
Eva C. Boratto	2,500,000[1]	31,950
Jonathan C. Roberts	3,750,000	50,471
Derica W. Rice	3,000,000	40,376
Thomas M. Moriarty	3,500,000	47,106
David M. Denton	0	0

[1] Ms. Boratto's 2018-2020 Additional LTIP PSU award was granted in two installments: she received an award in August 2018 in her former role as the Company's Chief Accounting Officer and an award in November 2018 upon her promotion to CFO.

2016-2018 LTIP Performance Period Results

The Committee set the 2016-2018 LTIP RoNA goal in early 2016 to align with the Company's long-term targets communicated to investors in 2015 and at a level expected to generate strong operational execution and asset management. The RoNA result for the three year performance cycle was 42.13%, 80 basis points below target, which resulted in a payout of 69.8% prior to the application of the relative TSR modifier.

Our relative TSR performance over this same period reduced the payout level by 25% to a final result of 52.4%. This outcome highlights the strong alignment of pay to performance under our compensation program.

The following tables set forth the target goal, our actual performance, the range of potential payouts as a percent of target and the actual results for the 2016-2018 LTIP grant.

	% of RoNA Target	Payout Level as a % of Target
Threshold (minimum level of performance) (41.34%)	96.3%	40%
Actual (42.13%)	98.1%	69.8%
Target (42.93%)	100.0%	100%
Maximum (45.56%)	106.1%	200%
Final payout after application of rTSR modifier of -25% (reflecting 10th percentile)		52.4%

🟥 **2016 – 2018 LTIP Grant Opportunities and Actual Award Payments**

Executive Name	Minimum Award (% of Target)	Threshold Award (% of Target)	Target Award (% of Target)	Maximum Award (% of Target)[1]	Target Grant Value of Award ($)	Actual Value of Total Award At 52.4% ($)	Actual # of Shares Delivered in Settlement of Award Net of Tax Withholding
Larry J. Merlo	0%	40%	100%	200%	6,750,000	3,537,000	33,431
Eva C. Boratto[2]	0%	40%	100%	200%	300,000	157,200	1,893
Jonathan C. Roberts	0%	40%	100%	200%	3,000,000	1,572,000	27,183
Derica W. Rice[3]	—	—	—	—	—	—	—
Thomas M. Moriarty	0%	40%	100%	200%	1,875,000	982,500	10,869
David M. Denton[4]	0%	40%	100%	200%	2,000,000	—	—

[1] Assumes 0% rTSR modifier, which can range from -25% to +25%.

[2] Ms. Boratto was not a NEO at the time of the 2016-2018 LTIP grant.

[3] Mr. Rice joined the Company in 2018 and therefore did not receive an LTIP grant in 2016.

[4] Pursuant to his Separation Agreement, Mr. Denton's 2016-2018 LTIP grant was pro-rated based on service provided during the performance period, and was paid in cash. See page 57.

2017-2019 LTIP Performance Cycle

The performance goal for the 2017-2019 LTIP grant is based on RoNA, and is subject to a modifier based on our relative TSR performance vs. the S&P 500 over the same three-year period (+/- 25% for above or below median performance). The Committee set the RoNA goal in early 2017 at 43.76%, a challenging level designed to drive performance. The goal aligns with the Company's long-term targets communicated to investors in 2016, and was set higher than the actual results for the 2014-2016 performance cycle of 40.56%.

LINKING PAY TO PERFORMANCE

For 2018, as in previous years, the Committee reviewed a historical assessment of the relationship between CVS Health's performance and executive pay relative to our 2018 Peer Group (as described below). The following graphs illustrate the results of the Committee's assessment and illustrate the relationship between:

- our CEO's realized compensation (base salary earned, incentives earned, value of RSUs that vested during the period, the value of stock options exercised during the period, and changes in the value of unvested RSUs and unexercised options held during the period); and

- CVS Health's performance as measured by TSR – over one-year (2017), three-year (2015 – 2017) and five-year (2013 – 2017) periods (the most recent periods for which financial and compensation data were available at the time).

In the following graphs, data points that are within the shaded area designate ideal pay-performance relationships. Data points below the shaded area identify peer companies where pay was lower than expected given the organization's performance, and those data points above the shaded area identify companies where pay was higher than anticipated.

🟥 **1-Year CEO Compensation Realized Percentile vs. Total Shareholder Return Percentile (2017)**



In the graph above, CVS Health rests well within the area that indicates an ideal pay-performance relationship based on the CEO's 2017 pay and Company performance relative to the 2018 peer group.

■ **3-Year CEO Compensation Realized Percentile vs. Total Shareholder Return Percentile (2015-17)**



The graph above illustrates the relationship between CEO pay rank and the relative return to stockholders for CVS Health and the 2018 peer group over the 3-year period 2015 to 2017. Our CEO's realized compensation during this period was within the range that characterizes ideal pay-for-performance alignment.

■ **5-Year CEO Compensation Realized Percentile vs. Total Shareholder Return Percentile (2013-17)**



The graph above illustrates the relationship between CEO pay rank and the relative return to stockholders for CVS Health and the 2018 peer group over the five-year period 2013 to 2017. Five-year compensation realized by CVS Health's CEO rests outside of the range that characterizes ideal pay-for-performance given the pay-for-performance relationships exhibited elsewhere across the peer group. Strong Company performance over the 2013-17 measurement period resulted in above-target payouts under our LTIP for the 2012-2014, 2013-2015 and 2014-2016 performance cycles. Industry-wide pressures on reimbursement, drug pricing and headwinds created by restricted pharmacy networks adopted by payors beginning in 2016 negatively impacted performance and contributed to below-target results under our LTIP for the 2015-2017 performance cycle. TSR was also impacted by the same factors, further reducing the payout for that cycle. The value of our CEO's compensation is significantly influenced by the value of our stock, since approximately 75% of target total compensation is provided through stock-based pay. As a result, our CEO, like our stockholders, has been affected by the decrease in our stock price and only ultimately achieves the full target grant value of his equity compensation by creating long-term stockholder value.

The Committee believes this historical view validates that our executive compensation programs work as intended and link pay and performance while demonstrating the Committee's commitment to maintaining design and administration practices that ensure alignment with stockholder interests. The Committee reviews this analysis annually after current data becomes available.

EXECUTIVE COMPENSATION PLANNING AND REVIEW PROCESS

The Committee follows the framework below to review, discuss and approve all aspects of our executive compensation program.

OCTOBER

MP&D Committee Meeting

- Annual risk assessment of compensation programs
- Peer group reviewed and established for executive compensation benchmarking
- Pay-for-performance alignment for prior year reviewed

NOVEMBER

MP&D Committee Meeting

- Total compensation market data for our executives reviewed
- Review compensation policies
  - In 2018, we updated our Stock Ownership Guidelines and our Recoupment Policy

JANUARY

MP&D Committee Meeting

- Review stockholder comments received on our executive compensation program
- Preliminary financial results reviewed
- Preliminary incentive award payouts for the completed fiscal year reviewed

CEO Performance Review

- The CEO presents a self-assessment of his performance against his Board-approved strategic, operational and financial goals
- The Chair of the Board and the Committee Chair meet with the independent directors privately to consider the CEO's performance
- Committee members consult with the independent compensation consultant and consider the independent directors' assessments in reviewing the CEO's total compensation and determining his annual incentive compensation award and equity compensation grants

FEBRUARY-MARCH

MP&D Committee Meetings

Other NEOs Final Pay Decisions

- For NEOs other than the CEO, final decisions on actual incentive awards for the prior year are made in February after review of the CEO's assessment of individual executive contribution and performance; as described above, the CEO's performance is reviewed separately

Target Setting

- The Committee establishes financial targets and approves any base salary changes and individual target incentive award levels for the current performance year



The annual cycle of reviewing and developing the Company's executive compensation program and pay levels is a multi-step process that incorporates input from stockholders, management, peer group information, consideration of say-on-pay results, and both short- and long-term Company results compared to objectives, as well as consultation with the Committee's independent compensation consultant.

Throughout the annual compensation cycle, Committee decisions incorporate and reflect our deep commitment to the Company's five core values: Innovation, Collaboration, Caring, Integrity, and Accountability.

Pay Positioning

CVS Health positions its aggregate target total direct compensation opportunity (base salary plus annual and long-term incentives) for its executive officers at competitive pay levels using the median of our peer group for reference. Positioning varies by job, and the Committee considers a number of factors including market competitiveness, specific duties and responsibilities of the executive versus those of peers, and succession planning. The Committee believes it is appropriate to reward the executive management team with compensation above the competitive median if the ambitious financial targets associated with its variable pay programs are exceeded in a way that is consistent with the Company's core values.

2018 Compensation Peer Group

The Committee assesses financial performance and compensation competitiveness against a group of peer companies that it selects based on input from its independent compensation consultant. The 2018 peer group consisted of the following companies from across general industries that are similar to CVS Health in terms of industry affiliation, labor market, and operations and character image. The Committee reviews the peer group annually and periodically makes changes. No changes were made to the peer group for 2018.

CVS Health 2018 Compensation Peer Group

- AmerisourceBergen Corporation
- The Boeing Company
- Comcast Corporation
- Costco Wholesale Corporation
- Express Scripts Holding Company
- The Home Depot, Inc.
- Johnson & Johnson
- The Kroger Co.
- McKesson Corporation
- Merck & Co., Inc.
- PepsiCo, Inc.
- Pfizer Inc.
- The Procter & Gamble Company
- Target Corporation
- UnitedHealth Group Incorporated
- Walgreens Boots Alliance, Inc.
- Walmart Inc.
- The Walt Disney Company



CVS Health vs. 2018 Peer Group

Revenue*

♥CVSHealth
86th Percentile

Market Capitalization**

♥CVSHealth
34th Percentile

* Revenue reported for four most recent quarters as of February 28, 2019
** Market capitalization as of December 31, 2018

2019 Compensation Peer Groups

In consideration of the Aetna Transaction, the Committee has determined that two compensation peer groups are appropriate for 2019 considering our diverse business segments and aggregate revenues. The Committee used the compensation peer groups described below as reference points when reviewing and setting compensation levels in 2019. A list of the companies included in the 2019 peer groups can be found on page 62.

- General Industry Group - 30 largest U.S. companies, irrespective of industry, but excluding banks. The companies in this group have revenues from $63 billion to $500 billion, and median revenue of $120 billion.
- Health Care and Retail Group - 20 companies with operations comparable to CVS Health's, 13 of which are health care organizations and 7 of which are retailers. The median revenue for companies in this group is $100 billion.

OTHER COMPENSATION ARRANGEMENTS AND BENEFITS

The Company maintains medical and dental benefits, life insurance and short- and long-term disability insurance programs for all of its employees. Executive officers are eligible to participate in these programs on the same basis and with the same level of financial subsidy as our other salaried employees.

Executive officers may participate in the CVS Future Fund, which is our qualified defined contribution, or 401(k), plan. An eligible CVS Health employee may defer up to 85% of his or her total eligible compensation, defined as salary plus annual cash incentive, to a maximum defined by the IRS. In 2018, that maximum was $18,500, plus an additional $6,000 for those age 50 and above. After the first full year of employment, CVS Health will match the employee's deferral dollar-for-dollar up to a maximum equaling 5% of total eligible compensation. CVS Health's matching cash contributions into the CVS Health Future Fund for the NEOs who participated are included in "All Other Compensation" and described in the notes following the Summary Compensation Table beginning on page 64.

We offer other benefits that are available to eligible employees, including executive officers, as follows.

Deferred Compensation Plan and Deferred Stock Plan

Eligible executive officers may choose to defer earned and vested compensation into the Deferred Compensation Plan (DCP) and the Deferred Stock Compensation Plan (DSP), which are available to any U.S. employees meeting the Plans' eligibility criteria. The plans are intended to provide retirement savings in a tax-efficient manner and to enhance stock ownership. The DCP offers a variety of investment crediting choices, none of which represents an above-market return. The individual contributions of each of the NEOs during fiscal 2018 to the DCP and the DSP, including earnings on those contributions, any distributions during 2018 and their respective total account balances as of the end of 2018, are shown in the Nonqualified Deferred Compensation Table on page 71.

Perquisites and Other Personal Benefits

We provide the following personal benefits to our NEOs:

- Financial planning: An allowance of $15,000 to cover the cost of a Company-provided financial planner to assist with personal financial and estate planning. We believe it is important to provide to our executives the professional expertise required to ensure that they maximize the efficiencies of our compensation and benefit programs and are able to devote their full attention to the management of the Company.
- Limited personal use of corporate aircraft: We maintain corporate aircraft that may be used by our employees to conduct Company business. Pursuant to an executive security program established by the Board upon the Committee's recommendation, the CEO is required to use our aircraft for all travel needs, including personal travel, in order to minimize and more efficiently use his travel time, protect the confidentiality of his travel and our business, and enhance his personal security. Certain other NEOs were also permitted to use our corporate aircraft for personal travel on a very limited basis during fiscal 2018. The cost of such personal use is included in "All Other Compensation" and described in the notes following the Summary Compensation Table.
- Home security: An allowance to the NEOs to cover the costs of the installation and maintenance of home security monitoring systems. While the Committee believes these security costs are business expenses, disclosure of these costs as personal benefits is required.

The value of all of these items is treated as income taxable to the NEOs. The aggregate incremental cost to the Company of providing these personal benefits to each of the NEOs during fiscal 2018 is shown in the Summary Compensation Table beginning on page 63.

Partnership Equity Program

In addition to the core long-term incentive compensation plans described above (collectively, the ICPs), since 1997 the Company has maintained the Partnership Equity Program (the PEP). The PEP is designed to ensure that those executives with significant impact on the future success of CVS Health have a substantial "at-risk" personal equity investment in CVS Health common stock and is generally provided to selected newly-hired or newly-promoted senior executives in critical positions who can drive the strategic objectives of the Company. The Committee believes that the PEP strongly links the economic interests of

senior executives with CVS Health stockholders, provides future long-term compensation opportunities that are competitive in the external marketplace and reflect internal responsibility levels, and assures key management stability, retention, motivation and long-term focus on corporate strategy. To invest in the PEP, an executive chooses to purchase a number of "Employee-Purchased RSUs," which are matched by CVS Health on a one-for-one basis (Company-Matching RSUs) and vest on the fifth anniversary of the purchase date.

In addition, the executive receives an option to purchase shares of CVS Health common stock equal to ten times the number of Company-Matching RSUs. The stock option grant vests ratably on each of the third, fourth and fifth anniversaries of the grant date. The vesting for each of the stock option grant and the Company-Matching RSU award is contingent upon the executive retaining the Employee-Purchased RSUs until all of the stock options and Company-Matching RSUs are vested and upon the continued employment of the executive through the vesting period.

Upon his hire in March 2018, Mr. Rice was provided the opportunity to participate in the PEP and credited with an initial pre-tax amount to be invested in the PEP. The investment value provided to Mr. Rice is reflected as a sign-on bonus in the Summary Compensation Table on page 63 and in the Grants of Plan-Based Awards Table on page 66.

Agreements with Named Executive Officers

As previously disclosed, we have an employment agreement (Employment Agreement) with Mr. Merlo and change in control agreements (CIC Agreements, and together with the Employment Agreement, the Agreements) with Messrs. Rice, Roberts and Moriarty, and Ms. Boratto. Mr. Denton had a CIC Agreement, but left the Company in November 2018.

In addition, CVS Health entered into a Separation Agreement with Mr. Denton on June 25, 2018 in connection with his termination of employment with the Company. Under the Separation Agreement, during the twenty-four month period immediately following his November 2018 separation date (the Severance Period), Mr. Denton will continue to (i) receive his base salary (as in effect immediately prior to the separation date) and (ii) subject to a valid COBRA election, participate in the Company's medical and other health benefit plans and programs that he participated in immediately prior to the separation date at Company-subsidized rates, subject to the terms and conditions of each such plan or program. During the Severance Period, Mr. Denton is entitled to: (i) a reimbursement of up to $15,000 per year for tax preparation and financial planning services during 2018 and 2019 (reduced by amounts previously reimbursed for 2018), and (ii) a one-time payment of $15,000 of attorneys' fees in connection with the negotiation of his Separation Agreement. The last paragraph under "Payments/(Forfeitures) Under Termination Scenarios" reflects the provisions of Mr. Denton's Separation Agreement with respect to his annual bonus, previously-granted CVS Health stock options, RSUs, PSUs and LTIP awards. The Separation Agreement also contains a release of claims against the Company and customary confidentiality and cooperation covenants and incorporates by reference any other covenants to which Mr. Denton already is subject, including his Restrictive Covenant Agreement.

In accordance with his Offer Letter dated January 17, 2018, Mr. Rice's base salary is $1,050,000, and his annual cash incentive target is 150% of his annual base salary. In addition, Mr. Rice's annual equity grant target opportunity for 2018 was established at $2,000,000 and his 2018-2020 LTIP PSU target opportunity was set at $2,125,000. Further, Mr. Rice received a $700,000 sign-on bonus, paid $200,000 in March 2018, $250,000 within the first 60 days of employment, and $250,000 within 60 days of the first anniversary of his hire date. In addition, Mr. Rice received a sign-on RSU grant valued at $1,500,000 and was credited with an initial pre-tax amount of $500,000 to be invested in the PEP (described above), which is reflected as a bonus in the Summary Compensation Table. Mr. Rice also received standard relocation benefits under the Company's broad-based relocation program that included tax assistance. If Mr. Rice voluntarily terminates his employment and is not receiving severance, or if his employment is terminated by the Company for Cause (as defined in his Offer Letter), prior to the two-year anniversary of his hire date, Mr. Rice must repay $500,000 of the sign-on bonus promptly upon termination of his employment.

The Committee believes that the interests of stockholders are best served by ensuring that the interests of our senior management are aligned with our stockholders. The CIC Agreements with NEOs (other than Mr. Merlo) are intended to eliminate, or at least reduce, the reluctance of senior management to pursue potential change-in-control transactions that may be in stockholders' best interests. The Agreements serve to eliminate distraction caused by uncertainty about personal financial circumstances during a period in which CVS Health requires focused and thoughtful leadership to ensure a successful outcome. Accordingly, the Agreements provide certain specified "double trigger" severance benefits to the covered executives in the event of their termination under certain circumstances following a change in control. The Committee believes a "double trigger" severance benefit provision is more appropriate, as it provides an incentive for greater continuity in management following a change in control. "Double trigger" benefits require that two events occur in order for severance to be paid, typically a change in control of the Company followed by the executive's involuntary termination of employment. The 2010 and 2017 Incentive Compensation Plans that govern the terms of outstanding equity awards to all NEOs also require a "double trigger" for vesting of equity change in control benefits.

The Committee reviews the Company's severance benefits annually with the assistance of its independent compensation consultant to evaluate both their effectiveness and competitiveness. The review for fiscal 2018 found the current level of benefits to be within competitive norms for design. Details of hypothetical payments that would have been made to the NEOs upon a change in control on December 31, 2018 and under various termination scenarios; provisions for the treatment of equity awards, supplemental executive retirement plan and other benefits; and estimated payments that would be made to the executives whose employment terminates following a change in control may be found in "Payments/(Forfeitures) Under Termination Scenarios" beginning on page 72.

Supplemental Executive Retirement Plan

We maintain an unfunded supplemental executive retirement plan (SERP), which is designed to supplement the retirement benefits of selected executive officers. The SERP is a legacy plan in which participation has decreased over the years as individuals have retired. We have not provided SERP benefits to new participants since 2010. Mr. Merlo is the only active executive officer in the SERP. Mr. Merlo has reached the maximum amount of service under the SERP based on his more than 30 years with the Company. As a result, any increase to his benefits would be primarily as a result of performance-based bonuses. See the Pension Benefits Table on page 70 for more information.

KEY POLICIES RELATED TO COMPENSATION

Recoupment

Since 2009, we have maintained a recoupment policy that applies to all annual and long-term incentive awards granted to executive officers. The policy applies in cases where financial or operational results used to determine an award amount are meaningfully altered based on fraud or material financial misconduct (collectively, Misconduct), as determined by the Board, and applies to any executive officer determined to have been involved in the Misconduct.

The policy applies to Misconduct committed during the performance period that is discovered during the performance period or the three-year period following the performance period. The policy allows us to recoup the entire award, not only excess amounts generated by the Misconduct, subject to the determination of the Board, and the policy may apply even where there is no financial restatement.

In addition, in March 2019 the Board approved an amendment to the Recoupment Policy to increase transparency of the policy. The amendment requires CVS Health to publicly disclose the circumstances of any recoupment from any "executive officer" under the Recoupment Policy to the extent the underlying event already has been publicly disclosed in CVS Health's filings with the SEC and the disclosure would not violate applicable law, violate legal privilege, breach contractual obligations or be likely to result in, or exacerbate any existing or threatened, employee, stockholder or other litigation, arbitration, investigation or proceeding against the Company.

Anti-Gross-Up Policy

CVS Health maintains a broad policy against tax gross-ups. The only current exception to our anti-gross-up policy is for tax payments that may be due under our broad-based relocation policy, which is applicable to a large number of employees (i.e., those who must relocate upon hire, transfer or promotion).

Insider Trading Policy, Including Anti-Pledging and Hedging

A significant percentage of executive compensation has been and continues to be payable in CVS Health common stock. The Board and executive management of CVS Health take seriously their responsibilities and obligations to exhibit the highest standards of behavior relative to trading our stock. All transactions in our stock by any director, executive officer or designated employee who has a significant role in, or access to, our financial reporting process (collectively, Insiders), must be pre-cleared by either the General Counsel, the Corporate Secretary, or their designee. Insiders are generally prohibited from trading in any of our securities except during periods of varying length beginning shortly after the release of our financial results for each quarter,

and Insiders and other employees may be required to refrain from trading during other designated periods when significant developments or announcements are anticipated. In addition, it is our policy that Insiders and other employees may not engage in any of the following activities with respect to our securities:

- Trading in our securities on a short-term basis (stock purchased in the open market must be held for at least six months);

- Purchasing stock on margin or pledging our stock or any stock incentive award as collateral for a loan or margin account;

- Engaging in short sales of our stock;

- Buying or selling puts, calls, exchange traded options or other derivative securities based on our stock; or

- Engaging in any other hedging transactions with respect to our stock, which includes transactions designed to offset any decrease in the market value of equity securities.

Our most senior executives and Board members are generally required to use a 10b5-1 trading plan to sell our stock, and our other executives are encouraged to use 10b5-1 trading plans. A 10b5-1 trading plan is a contract that allows the individual to sell a pre-determined number of shares at a time in the future when pre-determined conditions in the plan are met. However, there are extensive guidelines that govern the use of 10b5-1 trading plans including the timing of entry or modification of a plan, the price at which shares will be traded, a "cooling off" period after the plan is entered into during which no trades can take place, minimum and maximum terms, restrictions on the number of plans an individual can maintain, a prohibition on trading outside of the plan, and pre-approval of plans (and any modification of plans) by the General Counsel or Corporate Secretary.

Stock Ownership Guidelines

The Committee oversees the Company's stock ownership guidelines, which require the Company's directors and executive officers to maintain ownership of a minimum number of shares, in the case of directors, or stock valued at a multiple of annual salary, in the case of executive officers. In 2018, the Committee increased the multiple of salary for the CEO and BPC members, and expanded the ownership requirement to cover all corporate-level executive vice presidents and senior vice presidents. For additional details, see "Executive Officer and Director Stock Ownership Requirements" on page 80.

COMPLIANCE WITH SECTION 162(m) OF THE INTERNAL REVENUE CODE

With exceptions only for compensation paid pursuant to certain binding contracts as described in Section 162(m) of the Internal Revenue Code (IRC 162(m)), the tax deduction for annual compensation of each of our NEOs is limited to $1 million. While the Committee considers the tax deductibility of executive compensation as a factor, the Committee believes it is important to structure the Company's executive compensation program and practices in a manner that the Committee determines is in the best interests of CVS Health and its stockholders. This includes the establishment of objective performance criteria at the beginning of a performance cycle, before results are known, and the certification of financial results by an independent Committee of the Board. The Committee retains discretion to operate the Company's executive compensation programs in a manner designed to promote varying Company goals. As a result, the Committee may from time to time conclude that certain compensation arrangements are in the best interests of CVS Health and its stockholders and consistent with its compensation philosophy and strategy, despite the fact that the arrangements might not qualify for tax deductibility.

NON-GAAP FINANCIAL MEASURES USED IN COMPENSATION DISCUSSION AND ANALYSIS

Throughout this CD&A, we refer to various financial measures. Many of these financial measures are calculated in accordance with U.S. generally accepted accounting principles, or GAAP. However, there are some financial measures that management adjusts and uses to assess our year-over-year performance. These adjusted financial measures are commonly referred to as non-GAAP. An explanation of how we calculate these non-GAAP financial measures is included below.

MIP Adjusted Operating Profit

MIP Adjusted Operating Profit is defined as earnings before interest and taxes adjusted for certain financial items. For the purposes of measuring performance against established targets in any period, when applicable those excluded items include activity related to newly acquired or divested businesses, goodwill and long-lived asset impairment charges, the impact of hurricanes, and adjustments to legal reserves in connection with certain legal settlements.

RoNA or Return on Net Assets

RoNA, or Return on Net Assets, is calculated by dividing adjusted net operating profit after tax (Adjusted NOPAT) by the most recent two year's Adjusted Average Net Assets. Adjusted NOPAT is operating profit adjusted for certain financial items described below. Adjusted Average Net Assets for the purposes of this calculation is defined as current assets plus net fixed assets less accounts payable and accrued expenses adjusted for certain financial items described below. For the purposes of measuring performance against established targets in any period, Adjusted NOPAT and Adjusted Average Net Assets exclude from operating profit and average net assets, respectively, after tax amounts related to newly acquired or divested businesses, goodwill and long-lived asset impairment charges, the impact of hurricanes, and adjustments to legal reserves in connection with certain legal settlements. The impact of tax reform is also reversed. Adjusted Average Net Assets are also adjusted for funding to our captive insurance entity related to a tax planning strategy associated with the tax reform.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

We define EBITDA as income before interest expense, income tax provision, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted for certain financial items including amounts related to newly acquired or divested businesses, adjustments to legal reserves in connection with certain legal settlements, restructuring and/or impairment charges, the impact of changes in accounting principles, Federal and/or state regulations, and other items of gain, loss or expense determined to be unusual or infrequent in occurrence.

RELATIVE TSR PEER GROUP FOR 2018-2020 LTIP GRANTS

■ S&P 500 Health Care

Abbott Laboratories	Danaher Corporation	Merck & Co., Inc.
AbbVie Inc.	DaVita Inc.	Mettler-Toledo International Inc.
Agilent Technologies, Inc.	DENTSPLY SIRONA Inc.	Mylan N.V.
Alexion Pharmaceuticals, Inc.	Edwards Lifesciences Corporation	Patterson Companies, Inc.
Align Technology, Inc.	Eli Lilly and Company	PerkinElmer, Inc.
Allergan plc	Envision Healthcare Corporation	Perrigo Company plc
AmerisourceBergen Corporation	Gilead Sciences, Inc.	Pfizer Inc.
Amgen Inc.	HCA Healthcare, Inc.	Quest Diagnostics Incorporated
Anthem, Inc.	Henry Schein, Inc.	Regeneron Pharmaceuticals, Inc.
Baxter International Inc.	Hologic, Inc.	Stryker Corporation
Becton, Dickinson and Company	Humana Inc.	The Cooper Companies, Inc.
Biogen Inc.	IDEXX Laboratories, Inc.	Thermo Fisher Scientific Inc.
Boston Scientific Corporation	Illumina, Inc.	UnitedHealth Group Incorporated
Bristol-Myers Squibb Company	Incyte Corporation	Universal Health Services, Inc.
Cardinal Health, Inc.	Intuitive Surgical, Inc.	Varian Medical Systems, Inc.
Celgene Corporation	Johnson & Johnson	Vertex Pharmaceuticals Incorporated
Centene Corporation	Laboratory Corporation of America Holdings	Waters Corporation
Cerner Corporation	Mallinckrodt plc	Zimmer Biomet Holdings, Inc.
Cigna Corporation	Medtronic Public Limited Company	

■ S&P 500 Consumer Staples

Altria Group, Inc.	Kellogg Company	The Estée Lauder Companies Inc.
Archer-Daniels-Midland Company	Kimberly-Clark Corporation	The Hershey Company
Brown-Forman Corporation	McCormick & Company, Incorporated	The J. M. Smucker Company
Campbell Soup Company	Molson Coors Brewing Company	The Kraft Heinz Company
Church & Dwight Co., Inc.	Mondelēz International, Inc.	The Kroger Co.
Colgate-Palmolive Company	Monster Beverage Corporation	The Procter & Gamble Company
Conagra Brands, Inc.	PepsiCo, Inc.	Tyson Foods, Inc.
Constellation Brands, Inc.	Philip Morris International Inc.	Walmart Inc.
Costco Wholesale Corporation	Reynolds American Inc.	Walgreens Boots Alliance, Inc.
Coty Inc.	Sysco Corporation	
General Mills, Inc.	The Clorox Company	
Hormel Foods Corporation	The Coca-Cola Company	

2019 COMPENSATION PEER GROUP

General Industry Comparator Companies

Walmart Inc.	Costco Wholesale Corporation	Phillips 66
Exxon Mobil Corporation	Chevron Corporation	Valero Energy Corporation
Apple Inc.	Verizon Communications Inc.	Comcast Corporation
McKesson Corporation	The Kroger Co.	International Business Machines Corporation
UnitedHealth Group Incorporated	General Electric Company	Johnson & Johnson
AT&T Inc.	Walgreens Boots Alliance, Inc.	Target Corporation
Ford Motor Company	Microsoft Corporation	Lowe's Companies, Inc.
AmerisourceBergen Corporation	The Home Depot, Inc.	United Parcel Service, Inc.
General Motors Company	The Boeing Company	PepsiCo, Inc.
Cardinal Health, Inc.	Anthem, Inc.	

Health Care and Retail Comparator Companies

Walmart Inc.	Walgreens Boots Alliance, Inc.	Centene Corporation
McKesson Corporation	The Home Depot, Inc.	HCA Healthcare, Inc.
UnitedHealth Group Incorporated	Anthem, Inc.	Cigna Corporation
AmerisourceBergen Corporation	Target Corporation	Aflac Incorporated
Cardinal Health, Inc.	Lowe's Companies, Inc.	Centene Corporation
Costco Wholesale Corporation	MetLife, Inc.	
The Kroger Co.	Humana Inc.	

Compensation of Named Executive Officers

Important Information Regarding the Presentation of Executive Compensation

As discussed in detail on pages 40-41, we changed our approach to the denomination of our LTIP awards, which resulted in an overlap in disclosure of both awards granted and earned during a fiscal year. During the transition period, which will continue through the payment of the 2017-2019 performance cycle, there will be timing issues that occur as awards for multiple years will appear in the SCT. The following table shows the Committee's compensation determinations for our CEO when removing the double reporting.

			CEO Annual Compensation Determinations					
	Salary ($)	Annual Cash Incentive Award[1] ($)	RSU ($)	EBITDA PSU Grant Value ($)	Stock Option Grant Value ($)	LTIP Grant Value[2] ($)	All Other Compensation ($)	Total Compensation[1] ($)
2018	1,630,000	2,605,000	0	3,374,955	3,374,995	6,749,992	667,156	18,402,098
2017	1,630,000	2,128,800	3,374,960	0	3,374,998	6,750,000	754,106	18,012,859
2016	1,630,000	2,382,000	3,991,931	0	3,999,990	6,750,000	847,456	19,601,377

[1] Excludes payout of LTIP awards granted for the following three-year performance periods: 2014-2016, 2015-2017, and 2016-2018. Such payouts were reported in the "Non-Equity Incentive Plan Compensation" column of the SCT for each of the respective years.

[2] Includes the LTIP award granted in each respective year at target performance. For 2016 and 2017, the awards were cash-denominated with settlement in shares following the three-year performance period. For 2018, the award was granted as LTIP PSUs.

Summary Compensation Table

The following Summary Compensation Table shows information about the compensation received by our CEO, our CFOs and each of our three other most highly compensated executive officers for services rendered in all capacities during the 2018 fiscal year and the applicable comparable data for the 2017 and 2016 fiscal years.

Summary Compensation Table

Name & Principal 2018 Positions[1]	Year	Salary ($)	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[6]	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8]	Total ($)
Larry J. Merlo	2018	1,630,000	—	10,124,947	3,374,995	6,142,000	—	667,156	21,939,098
President and Chief	2017	1,630,000	—	3,374,960	3,374,998	3,118,800	—	754,106	12,252,864
Executive Officer	2016	1,630,000	—	3,999,931	3,999,990	7,882,000	—	847,456	18,359,377
Eva C. Boratto	2018	630,303	—	4,799,831	299,997	1,164,200	—	78,090	6,972,421
Executive Vice	2017								
President and Chief	2016								
Financial Officer									
Jonathan C. Roberts	2018	1,162,500	—	9,624,917	2,124,994	2,927,000	—	227,557	16,066,968
Executive Vice	2017	1,033,333	—	1,999,953	1,999,994	1,605,000	—	244,484	6,882,764
President and Chief	2016	950,000	—	2,249,961	2,249,999	2,907,000	—	274,147	8,631,107
Operating Officer									
Derica W. Rice	2018	791,477	950,000	8,124,848	1,705,312[5]	949,000	—	285,436	12,806,073
Executive Vice	2017								
President and	2016								
President –									
CVS Caremark									

Name & Principal 2018 Positions[1]	Year	Salary ($)	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[6]	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8]	Total ($)
Thomas M. Moriarty	2018	825,000	—	6,749,933	1,249,993	2,081,500	—	77,430	10,983,856
Executive	2017	750,000	—	1,249,971	1,249,998	1,160,000	—	102,585	4,512,554
Vice President,	2016	750,000	—	999,983	999,987	2,026,000	—	174,770	4,950,740
Chief Policy and									
External Affairs Officer									
and General Counsel									
David M. Denton	2018	781,818	—	2,999,935	999,993	—	—	782,805	5,564,551
Former Executive Vice	2017	850,000	—	999,977	999,997	1,193,000	—	334,979	4,377,953
President and Chief	2016	850,000	—	999,983	999,987	2,380,000	—	319,026	5,548,996
Financial Officer									

[1]   Ms. Boratto was appointed Executive Vice President and Chief Financial Officer in November 2018; she was not a NEO in prior years. Mr. Rice began serving as Executive Vice President and President – CVS Caremark in March 2018 and was formally appointed to those positions in June 2018. Mr. Denton left the Company effective November 19, 2018.

[2]   In connection with joining the Company Mr. Rice received cash sign-on bonus payments of $450,000 in 2018 and an additional $500,000 bonus which he used to purchase RSUs under the PEP.

[3]   Included in this column is the full grant date fair value of all RSU and PSU awards made to each NEO in the applicable year. Also includes sign-on RSUs and RSUs granted under the Company's PEP Program to Mr. Rice on May 31, 2018. Mr. Rice's PEP RSUs will cliff vest on the fifth anniversary of the grant date. The grant date fair value of each grant is computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates. The grant date fair values for PSUs granted in 2018 are based upon the probable outcome of the performance conditions associated with these PSUs as of the grant date, and specifically, the values of the LTIP PSUs and Additional LTIP PSUs are calculated using a Monte Carlo Model. For further discussion of the relevant assumptions and methodologies used to value the 2018 stock awards in this column, please see the discussion of stock awards contained in our 2018 Annual Report, Notes to Consolidated Financial Statements at Note 11, "Stock Incentive Plans". Additional details regarding the grants of stock awards and option awards can be found in the Grants of Plan-Based Awards Table. Each PSU represents one share of our common stock and upon vesting will be paid in shares of our common stock, net of applicable withholding taxes, subject to a two-year holding period. As discussed on page 40, in response to stockholder feedback, beginning with the 2018-2020 performance cycle LTIP awards will be denominated 100% in PSUs. As a result, and consistent with SEC reporting rules, LTIP awards will be reported in the Summary Compensation Table in the year of grant. The grant date fair value of the LTIP PSUs and Additional LTIP PSUs granted to the NEOs in 2018, assuming the highest level of performance conditions associated with these PSUs occurs and prior to the application of the rTSR modifier, which can range from -25% to +25%, is as follows:

Name	Award Type	Date of Grant	Grant Date Fair Value Assuming Highest Level of Performance Conditions Achieved ($)
Larry J. Merlo	EBITDA PSUs	April 1, 2018	6,749,909
	LTIP PSUS	April 1, 2018	13,499,985
Eva C. Boratto	EBITDA PSUs	April 1, 2018	599,953
	LTIP PSUs	April 1, 2018	999,957
	LTIP PSUs	November 28, 2018	2,999,965
	Additional LTIP PSUs	August 31, 2018	2,499,898
	Additional LTIP PSUs	November 28, 2018	2,499,888
Jonathan C. Roberts	EBITDA PSUs	April 1, 2018	4,249,938
	LTIP PSUs	April 1, 2018	7,499,904
	Additional LTIP PSUs	August 31, 2018	7,499,991
Derica W. Rice	EBITDA PSUs	April 1, 2018	1,999,927
	LTIP PSUs	April 1, 2018	4,249,987
	Additional LTIP PSUs	August 31, 2018	5,999,874
Thomas M. Moriarty	EBITDA PSUs	April 1, 2018	2,499,971
	LTIP PSUs	April 1, 2018	3,999,941
	Additional LTIP PSUs	August 31, 2018	6,999,952
David M. Denton	EBITDA PSUs	April 1, 2018	1,999,927
	LTIP PSUs	April 1, 2018	3,999,941

[4]   Grant date fair value of the options granted to the NEOs on April 1, 2018, except as described in note 5. These options have an exercise price of $62.21 (the closing price of our common stock on April 1, 2018) and will vest in equal installments on the first, second, third and fourth anniversaries of the date of grant and expire seven years from the date of grant. The option values are calculated using a modified Black-Scholes Model for pricing options. Refer to our 2018 Annual Report, Notes to Consolidated Financial Statements at Note 11, "Stock Incentive Plans," for all relevant valuation assumptions used to determine the grant date fair value of these options.

[5] Also includes the grant date fair value of the options granted to Mr. Rice on May 31, 2018 under the PEP. These PEP options have an exercise price of $63.39 (the closing price of our common stock on May 31, 2018) and will vest in three equal installments on the third, fourth and fifth anniversaries of the date of grant and expire in ten years from the date of grant. The option values are calculated using a modified Black-Scholes Model for pricing options. The assumptions used to determine the grant date fair value of these options were:

Dividend Yield	3.16%
Volatility	19.92%
Risk Free Interest Rate	2.58%
Expected Life	4.75
Fair Value	$8.9428

[6] The figures shown include amounts earned in 2018 as annual cash incentive awards (see page 48). For the 2016-2018 performance cycle, LTIP awards were settled in stock and are reported in the final year of the cycle. This cycle is reported in the Non-Equity Incentive Plan column because they are denominated in cash and then paid in common stock that is subject to a two-year holding requirement. Beginning with the 2018-2020 performance cycle, LTIP awards will be granted in PSUs and reported in the "Stock Awards" column in the year of grant.

[7] The amounts reported in this column represent only changes in pension value, as the Company does not pay above-market earnings on deferred compensation. The value of Mr. Merlo's pension benefit decreased by $1,273,824 in 2018 from the prior year's valuation; however under SEC rules the negative change in the pension value is disclosed as $0. The Company adopted a policy in 2010 stating that it will not offer SERP benefits to new participants. Mr. Merlo is the only active executive officer participating in the SERP. For additional information on the SERP, see "Pension Benefits" beginning on page 69.

[8] Set forth below is additional information regarding the amounts disclosed in the "All Other Compensation" column for 2018.

All Other Compensation – 2018

Name & Principal 2018 Positions	Perquisites & Other Personal Benefits [A] ($)	Company Contributions to Defined Contribution Plans [B] ($)	Termination Payments [C] ($)	Other [D] ($)
Larry J. Merlo President and Chief Executive Officer	112,470	187,940	—	366,746
Eva C. Boratto Executive Vice President and Chief Financial Officer	15,844	46,215	—	16,031
Jonathan C. Roberts Executive Vice President and Chief Operating Officer	26,837	118,125	—	82,595
Derica W. Rice Executive Vice President and President – CVS Caremark	285,436	—	—	—
Thomas M. Moriarty Executive Vice President, Chief Policy and External Affairs Officer and General Counsel	22,471	13,750	—	41,209
David M. Denton Former Executive Vice President and Chief Financial Officer	21,562	—	506,442	254,801

[A] The amounts in this column reflect the following: for Mr. Merlo, $13,500 for financial planning services, costs associated with home security, and $96,017 associated with personal use of Company aircraft; for Ms. Boratto, $15,000 for financial planning services, and costs associated with personal use of Company aircraft; for Mr. Roberts, $15,000 for financial planning services, $3,104 associated with personal use of Company aircraft, $8,278 associated with the CVS Health Charity Classic, and costs associated with home security; for Mr. Rice, $153,513 associated with relocation benefits under the Company's broad-based relocation program, $116,091 in tax assistance provided in connection with the relocation benefits, $15,000 for financial planning services, and costs associated with personal use of Company aircraft; for Mr. Moriarty $15,000 for financial planning services, $2,150 associated with personal use of Company aircraft, $5,000 associated with the CVS Health Charity Classic, and costs associated with home security; and for Mr. Denton, $15,000 for financial planning services, $6,472 associated with personal use of Company aircraft, and costs associated with home security. The Company determines the amount associated with personal use of Company aircraft by calculating the incremental cost to the Company based on the cost of fuel, trip-related maintenance, deadhead flights, crew travel expenses, landing fees, trip-related hangar costs and smaller variable expenses.

[B] The amounts in this column include Company matching contributions to the CVS Health Future Fund of $13,750 for each of Messrs. Merlo, Roberts and Moriarty and Ms. Boratto. These amounts also include Company matching contributions credited to notional accounts in the unfunded Deferred Compensation Plan equal to: $174,190 for Mr. Merlo; $32,465 for Ms. Boratto; and $104,375 for Mr. Roberts.

[C] The amounts in this column reflect the following for Mr. Denton: salary continuation of $105,682 received in the 2018 calendar year, $385,760 representing the realized value of accelerated PSUs and $15,000 in attorneys' fees all paid pursuant to his Separation Agreement. For a description of the Separation Agreement, see the last paragraph under "Payments/(Forfeitures) Under Termination Scenarios".

[D] The amounts in this column include cash dividend equivalents paid by the Company on unvested RSUs as follows: for Mr. Merlo, $197,398; for Ms. Boratto, $16,031; for Mr. Roberts, $70,943; for Mr. Moriarty, $41,209; and for Mr. Denton, $254,801. Also includes cash dividends paid by the Company on deferred RSUs, as noted in the Non-Qualified Deferred Compensation Table, for Mr. Merlo, $169,348 and Mr. Roberts, $11,652.

Grants of Plan-Based Awards

This table reflects awards granted under the CVS Health Corporation 2017 Incentive Compensation Plan (the 2017 ICP) in the respective amounts listed. The Management Planning and Development Committee approved the grants for 2018, which include stock options, PSU and, for Mr. Rice, stock options and RSUs granted in connection with his participation in the PEP.

Grants of Plan-Based Awards – 2018

Name & Principal 2018 Positions	Award Type	Date of Committee Action	Grant Date	Est. Future Payouts Under Non-Equity Incentive Plan Awards			Est. Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($)
				Threshold ($)[1]	Target ($)	Maximum ($)	Threshold (#)[1]	Target (#)	Maximum (#)				
Larry J. Merlo	Stock Options	2/15/2018	4/1/2018								394,091	62.21	3,374,995
President and	EBITDA PSUs	2/15/2018	4/1/2018				27,126	54,251	108,502				3,374,955
Chief Executive	LTIP (18-20)[2,3]	2/15/2018	4/1/2018				48,051	120,128	240,256				6,749,992
Officer	Annual Cash			1,630,000	3,260,000	6,520,000	—	—	—				—
Eva C. Boratto	Stock Options	2/15/2018	4/1/2018								35,030	62.21	299,997
Executive Vice	EBITDA PSUs	2/15/2018	4/1/2018				2,411	4,822	9,644				299,977
President and	LTIP (18-20)[2,3]	2/15/2018	4/1/2018				3,559	8,898	17,796				499,979
Chief Financial	LTIP (18-20)[3,4]	8/16/2018	8/31/2018				6,729	16,823	33,646				1,249,949
Officer	LTIP (18-20)[3,5]	11/6/2018	11/28/2018				7,261	18,153	36,306				1,499,982
	LTIP (18-20)[3,4,5]	11/6/2018	11/28/2018				6,051	15,127	30,254				1,249,944
	Annual Cash			472,727	945,455	1,890,909	—	—	—				—
Jonathan C.	Stock Options	2/15/2018	4/1/2018								248,131	62.21	2,124,994
Roberts	EBITDA PSUs	2/15/2018	4/1/2018				17,079	34,158	68,316				2,124,970
Executive Vice	LTIP (18-20)[2,3]	2/15/2018	4/1/2018				26,695	66,737	133,474				3,749,952
President and	LTIP (18-20)[3,4]	8/16/2018	8/31/2018				20,188	50,471	100,942				3,749,995
Chief Operating Officer	Annual Cash			1,017,188	2,034,375	4,068,750	—	—	—				—
Derica W. Rice	Stock Options	2/15/2018	4/1/2018								116,767	62.21	999,993
Executive Vice	EBITDA PSUs	2/15/2018	4/1/2018				8,037	16,074	32,148				999,963
President and	LTIP (18-20)[2,3]	2/15/2018	4/1/2018				15,127	37,818	75,636				2,124,993
President –	PEP Stock[6] Options	11/8/2017	5/31/2018								78,870	63.39	705,319
CVS Caremark	RSUs[6]	11/8/2017	5/31/2018							23,663			1,499,998
	PEP RSUs[6]	11/8/2017	5/31/2018							7,887			499,957
	LTIP (18-20)[3,4]	11/6/2017	8/31/2018				16,150	40,376	80,752				2,999,937
	Annual Cash			593,608	1,187,216	2,374,432	—	—	—				—
Thomas M.	Stock Options	2/15/2018	4/1/2018								145,959	62.21	1,249,993
Moriarty	EBITDA PSUs	2/15/2018	4/1/2018				10,047	20,093	40,186				1,249,986
Executive Vice	LTIP (18-20)[2,3]	2/15/2018	4/1/2018				14,237	35,593	71,186				1,999,971
President, Chief	LTIP (18-20)[3,4]	8/16/2018	8/31/2018				18,842	47,106	94,212				3,499,976
Policy and	Annual Cash			618,750	1,237,500	2,475,000	—	—	—				—
External Affairs Officer and General Counsel													
David M. Denton	Stock Options	2/15/2018	4/1/2018								116,767	62.21	999,993
Former Executive	EBITDA PSUs	2/15/2018	4/1/2018				8,037	16,074	32,148				999,964
Vice President	LTIP (18-20)[2,3]	2/15/2018	4/1/2018				14,237	35,593	71,186				1,999,971
and Chief Financial	Annual Cash			586,364	1,172,727	2,345,455	—	—	—				—
Officer													

[1] Represents the threshold achievement in order to receive a payout under the respective plan; performance below the threshold results in no payout.

[2] Beginning with the 2018-2020 LTIP cycle, awards will be denominated 100% in PSUs. These awards are included in the SCT in the "Stock Awards" column. For the 2016-2018 and 2017-2019 LTIP cycles, awards were denominated in cash and have been or will be settled 100% in CVS Health common stock adjusted for performance. At the end of the three-year cycle, final awards are or will be disclosed in the SCT in the "Non-Equity Incentive Plan Compensation" column.

[3] The award earned, based on the performance of the Company against the applicable performance metrics, will be modified by up to +/- 25% based on CVS Health's performance as measured by relative TSR. All "Est. Future Payouts Under Equity Incentive Plan Awards" assume a relative TSR modifier of 0%.

[4] Aetna Transaction-related Additional LTIP PSU award for the respective NEOs.

[5] Awards granted in connection with Ms. Boratto's promotion to Executive Vice President and Chief Financial Officer.

[6] Represents sign-on options and RSU awards granted under the PEP and the 2017 ICP. Mr. Rice's PEP options will vest one-third on each of the third, fourth and fifth anniversaries of the grant date. Mr. Rice's PEP RSUs will cliff vest on the fifth anniversary of the grant date.

The stock option awards shown above vest in equal installments on the first, second, third and fourth anniversaries of the grant date and expire seven years from the grant date, except for Mr. Rice's PEP options, which vest one-third on each of the third, fourth and fifth anniversaries of the grant date and expire ten years from the grant date. As described above, the Company's policy is to establish the exercise price for stock options as the closing price of the Company's common stock on the grant date. Annual RSU grants typically vest in increments of 50% on the third anniversary of the grant date and 50% on the fifth anniversary of the grant date. Mr. Rice's PEP RSUs will cliff vest on the fifth anniversary of the grant date.

Outstanding Equity Awards at Fiscal Year-End

This table reflects stock option, PSU and RSU awards granted to our Named Executive Officers under our ICPs that were outstanding as of December 31, 2018.

Outstanding Equity Awards at 2018 Year-End

Name & Principal 2018 Positions	Stock Option Awards[1]					Stock Awards			
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Shares or Units of Stock that Have Not Vested ($)[2]
Larry J. Merlo President and Chief Executive Officer	4/2/2012	332,736	—[3]	45.07	4/2/2019	4/1/2014	26,922[4]	1,763,929		
	4/1/2013	314,713	—[3]	54.53	4/1/2020	4/1/2015	19,558[4]	1,281,440		
	4/1/2014	335,697	—[3]	74.29	4/1/2021	4/1/2016	38,160[4]	2,500,243		
	4/1/2015	205,446	68,483[3]	102.26	4/1/2022	4/3/2017	43,241[4]	2,833,150		
	4/1/2016	143,393	143,394[3]	104.82	4/1/2023	4/1/2018			54,251[5]	3,554,526
	4/3/2017	84,526	253,579[3]	78.05	4/3/2024	4/1/2018			120,128[6]	7,870,787
	4/1/2018	—	394,091[3]	62.21	4/1/2025					
Eva C. Boratto Executive Vice President and Chief Financial Officer	4/1/2013	17,703	—[3]	54.53	4/1/2020	4/1/2014	1,514[4]	99,197		
	4/1/2014	18,882	—[3]	74.29	4/1/2021	4/1/2015	1,956[4]	128,157		
	4/1/2015	20,554	6,848[3]	102.26	4/1/2022	2/29/2016	472[7]	30,925		
	4/1/2016	10,754	10,755[3]	104.82	4/1/2023	4/1/2016	2,862[4]	187,518		
	4/3/2017	8,765	26,297[3]	78.05	4/3/2024	2/28/2017	924[7]	60,540		
	4/1/2018	—	35,030[3]	62.21	4/1/2025	4/3/2017	4,484[4]	293,792		
						4/1/2018			4,822[5]	315,937
						4/1/2018			8,898[6]	582,997
						8/31/2018			16,823[8]	1,102,243
						11/28/2018			18,153[6]	1,189,385
						11/28/2018			15,127[8]	991,121
Jonathan C. Roberts Executive Vice President and Chief Operating Officer	4/2/2012	77,639	—[3]	45.07	4/2/2019	4/1/2014	5,889[4]	385,847		
	9/4/2012	108,870	—[9]	45.93	9/4/2022	4/1/2015	4,889[4]	320,327		
	4/1/2013	68,844	—[3]	54.53	4/1/2020	4/1/2016	21,465[4]	1,406,387		
	4/1/2014	73,433	—[3]	74.29	4/1/2021	4/3/2017	25,624[4]	1,678,884		
	4/1/2015	51,361	17,121[3]	102.26	4/1/2022	4/1/2018			34,158[5]	2,238,032
	4/1/2016	80,658	80,660[3]	104.82	4/1/2023	4/1/2018			66,737[6]	4,372,608
	4/3/2017	50,089	150,269[3]	78.05	4/3/2024	8/31/2018			50,471[8]	3,306,860
	4/1/2018	—	248,131[3]	62.21	4/1/2025					

Name & Principal 2018 Positions	Stock Option Awards[1]					Stock Awards				
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Shares or Units of Stock that Have Not Vested ($)[2]
Derica W. Rice Executive Vice President and President – CVS Caremark	4/1/2018	—	116,767[3]	62.21	4/1/2025	4/1/2018			16,074[5]	1,053,168
	5/31/2018	—	78,870[9]	63.39	5/31/2028	4/1/2018			37,818[6]	2,477,835
						5/31/2018	8,001[10]	524,226		
						5/31/2018	23,663[10]	1,550,400		
						8/31/2018			40,376[8]	2,645,436
Thomas M. Moriarty Executive Vice President, Chief Policy and External Affairs Officer and General Counsel	4/1/2014	62,943	—[3]	74.29	4/1/2021	4/1/2014	5,048[4]	330,745		
	4/1/2015	38,520	12,841[3]	102.26	4/1/2022	4/1/2015	3,667[4]	240,262		
	4/1/2016	35,848	35,848[3]	104.82	4/1/2023	4/1/2016	9,540[4]	625,061		
	4/3/2017	31,306	93,918[3]	78.05	4/3/2024	4/3/2017	16,015[4]	1,049,303		
	4/1/2018	—	145,959[3]	62.21	4/1/2025	4/1/2018			20,093[5]	1,316,493
						4/1/2018			35,593[6]	2,332,053
						8/31/2018			47,106[8]	3,086,385
David M. Denton Former Executive Vice President and Chief Financial Officer	4/1/2014	32,618	—[3]	74.29	4/1/2021	4/1/2010	2,765[11]	181,163		
	4/1/2015	23,927	10,455[3]	102.26	4/1/2022	4/1/2014	3,323[4]	217,723		
	4/1/2016	20,538	28,442[3]	104.82	4/1/2023	4/1/2014	75,595[12]	4,952,984		
	4/3/2017	19,827	69,483[3]	78.05	4/3/2024	4/1/2015	3,244[4]	212,547		
	4/1/2018	—	116,767[3]	62.21	4/1/2025	4/1/2016	6,595[4]	432,104		
						4/3/2017	6,722[4]	440,425		
						4/1/2018			10,875[13]	712,530

[1] The Company had no equity incentive plan awards that were securities underlying unexercised, unearned options at fiscal year end, so that column is intentionally omitted from this table

[2] The value of the RSUs and PSUs is based on a price of $65.52 per share, which was the closing price of the Company's stock on December 31, 2018, the last trading day of the Company's fiscal year.

[3] These stock options vest in one-quarter increments on each of the first, second, third and fourth anniversaries of the date of grant and expire seven years from the date of grant.

[4] RSUs vest in increments of 50% on the third anniversary of the grant date and 50% on the fifth anniversary of the grant date.

[5] Represents the value of the EBITDA PSUs granted in 2018, assuming target performance is achieved.

[6] Represents the value of the 2018-2020 LTIP PSUs, assuming target performance is achieved and a 0% rTSR modifier.

[7] Represents the unvested portion of a performance-based RSU grant that vests in one-third increments on the first, second and third anniversaries of the grant date.

[8] Represents the value of the Aetna Transaction-related Additional LTIP PSU award for the respective individuals, assuming target performance is achieved and a 0% rTSR modifier.

[9] The stock options vest in one-third increments on each of the third, fourth and fifth anniversaries of the date of grant and expire ten years from the date of grant.

[10] Represents sign-on RSU and stock option awards. Mr. Rice's PEP options will vest on the third, fourth and fifth anniversaries of the grant date, and his PEP RSUs will cliff vest on the fifth anniversary of the grant date.

[11] RSUs vest on the executive's 55th birthday.

[12] RSUs vest on the seventh anniversary of the date of grant.

[13] Represents the value of the 2018-2020 LTIP PSUs at target performance and with a 0% rTSR modifier, pro-rated for the executive's service during the performance period in accordance with Mr. Denton's Separation Agreement.

Option Exercises and Stock Vested

The table below reflects information for the fiscal year ended December 31, 2018 concerning options exercised and the vesting of previously granted RSUs and non-transferable shares for each of the NEOs. The value of the shares acquired upon exercise of options is based on the market price of our common stock at exercise and the value of shares represented by the vesting of RSUs is based on the closing price of our common stock on the date of vesting.

Option Exercises and Stock Vested – 2018

Name & Principal 2018 Positions	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Larry J. Merlo President and Chief Executive Officer	0	0	117,397	7,035,378
Eva C. Boratto Executive Vice President and Chief Financial Officer	17,737	539,864	6,180	381,170
Jonathan C. Roberts Executive Vice President and Chief Operating Officer	0	0	40,096	2,375,311
Derica W. Rice Executive Vice President and President – CVS Caremark	0	0	0	0
Thomas M. Moriarty Executive Vice President, Chief Policy and External Affairs Officer and General Counsel	0	0	26,387	1,567,123
David M. Denton Former Executive Vice President and Chief Financial Officer	0 89,450[4]	0 —	9,594[3] 38,836[5]	2,541,787[3] —

[1] Includes RSUs that vested during 2018 and, except with respect to Mr. Denton, the shares of common stock issued in settlement of the 2016-2018 LTIP cycle in early 2019.

[2] Includes the RSU value deferred during 2018, which is also shown in the Non-Qualified Deferred Compensation Table, for Mr. Roberts of $803,318.

[3] The 2016-2018 LTIP cycle value was paid to Mr. Denton in cash after his separation from the Company. No shares were acquired, but the cash equivalent payment is included in the Value Realized on Vesting column.

[4] Represents stock options that are held in constructive trust for the benefit of Mr. Denton's ex-spouse pursuant to a divorce decree.

[5] Represents RSUs that are held in constructive trust for the benefit of Mr. Denton's ex-spouse pursuant to a divorce decree.

Pension Benefits

We maintain an unfunded supplemental executive retirement plan (SERP), which is designed to supplement the retirement benefits of select executives in lieu of a tax qualified defined benefit plan. The SERP is a legacy plan in which participation has decreased over the years as participants have retired, and the Company has not provided SERP benefits to new participants since 2010. Mr. Merlo is the only active executive officer participating in the SERP.

Under the SERP's benefit formula, participants (including Mr. Merlo and certain retired executives) will receive an annual benefit commencing on the later of age 55 or retirement, equal to 1.6% of a three-year average of final compensation (as defined in the SERP) for each year of service up to 30 years, with no offset for any amounts provided by our tax qualified plans, Social Security or other retirement benefits. Final compensation for purposes of the SERP benefit formula is the average of the executive's three highest years of annual salary and annual cash bonus during the last ten years of service. The credited years of benefit service for Mr. Merlo as of the measurement date of December 31, 2018 was 30 years (Mr. Merlo's years of service are capped at 30, in accordance with the terms of the SERP). Benefits under the SERP formula are payable in annual installments for the life of the executive, unless the executive has made an advance election in accordance with plan and IRS rules to have the benefit paid in the form of a lump sum or joint and survivor annuity of equivalent actuarial value. Mr. Merlo has made an election to receive his entire benefit payable on account of termination of employment in the form of a lump sum.

No SERP benefits are payable to an eligible executive until he terminates employment. As of the measurement date, Mr. Merlo was eligible for an immediate SERP benefit upon termination.

As Mr. Merlo has reached the maximum amount of service under the SERP based on his more than 30 years with the Company, any benefit increases are primarily a result of performance-based bonuses. In addition, because the SERP is a defined benefit plan, it is subject to certain actuarial variations including discount rates and mortality table assumptions. As a result, the present value of Mr. Merlo's accumulated benefit decreased by $1,273,824 during 2018.

The accumulated value in the Pension Benefits Table and the change in value reflected in the Summary Compensation Table is based on the benefit accrued as of the measurement date payable as a lump sum commencing on the earliest unreduced retirement age (age 55, or current age if later) using assumptions which include a 2.50% discount rate as of December 31, 2018. Mr. Merlo is fully vested in his accrued benefit. For further information regarding pension assumptions, please see the Note 9, "Pension Plans and Other Postretirement Benefits", in our 2018 Annual Report.

▉ Pension Benefits – 2018

Name & Principal 2018 Positions	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Larry J. Merlo President and Chief Executive Officer	Supplemental Executive Retirement Plan for Select Senior Management	30[1]	41,718,178	—
Eva C. Boratto Executive Vice President and Chief Executive Officer	N/A	—	—	—
Jonathan C. Roberts Executive Vice President and Chief Operating Officer	N/A	—	—	—
Derica W. Rice Executive Vice President and President – CVS Caremark	N/A	—	—	—
Thomas M. Moriarty Executive Vice President, Chief Policy and External Affairs Officer and General Counsel	N/A	—	—	—
David M. Denton Former Executive Vice President and Chief Financial Officer	N/A	—	—	—

[1] Mr. Merlo has been with the Company for more than 30 years, but his years of service is capped at 30 years under the SERP.

▉ Nonqualified Deferred Compensation

Executive officers and select members of senior management may participate in the Deferred Compensation Plan (DCP) and the Deferred Stock Plan (DSP). The DCP allows participants to defer payment of a portion of their salary and all or a portion of their annual cash incentive (and in the case of executive officers, all or a portion of any long-term incentive plan cash award) to facilitate their personal retirement or financial planning. For participants in the DCP, we provide a maximum match of up to 5% of the salary and annual cash incentive deferred, plus an additional match for matching contributions only on amounts that cannot be deferred into qualified 401(k) plans due to IRS plan limits.

The investment crediting options for the DCP mirror those offered for the CVS Health Future Fund, which is one of the Company's 401(k) plans. Each year, the amount of a participant's deferred compensation account increases or decreases based on the appreciation and/or depreciation in the value of the investment crediting alternatives selected by the participant. There are no vesting requirements on deferred compensation accounts.

Executive officers and select members of management are eligible to participate in the DSP, in which they may elect to defer settlement of RSUs beyond the scheduled vesting date. Dividend equivalents are reinvested during the deferral period. During 2018, Messrs. Merlo, Roberts and Moriarty deferred portions of their equity-based compensation in the DSP. Executive officers are not permitted to defer proceeds of stock option exercises.

The amounts shown in the table below for "Cash" and "Stock" were deferred pursuant to the DCP and the DSP, respectively.

Nonqualified Deferred Compensation – 2018

Name & Principal 2018 Positions	Type	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[4]
Larry J. Merlo President and Chief Executive Officer	Cash	237,440	174,190	(422,931)	—	6,473,298
	Stock	989,942	—	(4,984,520)	169,348	67,181,711
Eva C. Boratto Executive Vice President and Chief Financial Officer	Cash	46,215	32,465	(35,244)	—	482,080
	Stock	—	—	—	—	—
Jonathan C. Roberts Executive Vice President and Chief Operating Officer	Cash	276,750	104,375	(339,805)	—	6,955,048
	Stock	1,208,275	—	(729,959)	11,652	11,773,064
Derica W. Rice Executive Vice President and President – CVS Caremark	Cash	—	—	—	—	—
	Stock	—	—	—	—	—
Thomas M. Moriarty Executive Vice President, Chief Policy and External Affairs Officer and General Counsel	Cash	315,000	—	(522,691)	—	8,109,971
	Stock	314,945	—	(187,703)	—	2,772,186
David M. Denton Former Executive Vice President and Chief Financial Officer	Cash	—	—	(2,460)	—	37,228
	Stock	—	—	—	—	—

[1] The cash Executive Contributions in Last FY include amounts shown for 2018 in the Salary column of the Summary Compensation Table as follows: for Mr. Merlo, $81,500; for Ms. Boratto, $31,515; and for Mr. Roberts, $116,250. All other cash Executive Contributions in Last FY represent Non-Equity Incentive Plan Compensation deferred during 2018. The stock Executive Contributions in Last FY for Mr. Roberts includes deferred settlement under the DSP of RSUs granted in prior years that vested in 2018. The stock Executive Contributions in Last FY for Messrs. Merlo, Roberts, and Moriarty include the deferred settlement under the DSP of shares of common stock granted under the LTIP for the 2015-2017 performance cycle that were credited to their accounts in 2018.

[2] All amounts shown are also disclosed in the Summary Compensation Table in the "All Other Compensation" column and reflect amounts credited and/or earned in 2018.

[3] Aggregate Earnings in Last FY shown on the Stock line are attributable to dividend equivalents credited as additional deferred RSUs and the performance of our common stock. All amounts distributed from the DSP include cash dividend equivalent payments.

[4] The following amounts included in this column have been previously reported in the Summary Compensation Tables of our annual proxy statements since 2007:

	Cash	Stock
Mr. Merlo	$4,477,123	$19,486,349
Ms. Boratto	—	—
Mr. Roberts	4,737,075	4,252,515
Mr. Rice	—	—
Mr. Moriarty	5,822,500	1,249,957
Mr. Denton	42,175	—

Payments/(Forfeitures) Under Termination Scenarios

The tables below show the amounts that would be received or forfeited by each Named Executive Officer under various termination scenarios, assuming (1) that the termination occurred on December 31, 2018 and (2) that amounts that have been paid or are payable in all events, such as the non-equity incentive plan amounts earned with respect to fiscal year 2018 and disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table beginning on page 63, the amounts payable under the SERP discussed beginning on page 69, and the amounts in the nonqualified deferred compensation plans discussed beginning on page 70, are not included in the tables below, nor is any amount for stock options that are vested and exercisable as of December 31, 2018.

With respect to the tables below:

- Messrs. Rice and Moriarty and Ms. Boratto were not eligible for retirement benefits as of December 31, 2018.

- The amounts paid as base salary upon voluntary termination for Mr. Merlo reflect the Company's option to continue to pay 50% of his salary for 18 months in consideration for compliance with a non-competition provision.

- The value of options is determined by multiplying the number of unvested options outstanding as of December 31, 2018 by the difference between the exercise price and $65.52, the closing price of our common stock on December 31, 2018, the last trading day of our fiscal year. Generally, the option grant agreements provide for the following post-termination exercise periods, but in no case will the post-termination exercise period be longer than the original option term:
  - In the case of termination due to death, during the one-year period following termination;
  - In the case of constructive termination without cause prior to a change in control of the Company (CIC), during the severance period;
  - In the case of constructive termination without cause after a CIC, during the remainder of the option term;
  - In the case of a voluntary termination, awards granted in 2017 and later include a 90-day post-termination option exercise period; options granted before 2017 expire immediately upon a voluntary termination; and
  - In the case of termination for cause, generally there is no post-termination exercise period.

- The value of RSUs is determined by multiplying the number of RSUs as of December 31, 2018 by $65.52, the closing price of our common stock on December 31, 2018, the last trading day of our fiscal year.

- Upon a CIC and subsequent termination of employment, all outstanding unvested stock options will vest in full and restrictions will lapse on all RSUs.

- The value of PSUs and LTIP cycles assumes that pro-rated payments are made for the outstanding 2017 – 2019 LTIP cycle (two-thirds) and 2018 – 2020 LTIP cycle (one-third); a share price of $65.52, the closing price of our common stock on December 31, 2018, the last trading day of our fiscal year; all outstanding performance cycles are assumed to be achieved and paid at target; and all applicable rTSR modifiers are 0%.

In the event of his covered termination prior to a CIC, Mr. Merlo would receive a cash severance payment equal to two times the sum of his annual base salary and his then-current annual cash incentive at target. In the event of a covered termination following a CIC, Mr. Merlo would receive a cash severance payment equal to three times the sum of his annual base salary and his then-current annual cash incentive at target, but under his Employment Agreement such cash severance would be reduced to avoid the excise tax under IRC Section 280G if that would give Mr. Merlo a better after-tax result. Approved early retirement is defined in Mr. Merlo's various stock option, PSU and RSU agreements.

Larry J. Merlo President and Chief Executive Officer	Death ($)	Termination For Cause ($)	Voluntary Termination ($)	Termination w/o Cause or Constructive Termination w/o Cause Prior to CIC ($)	Termination w/o Cause or Constructive Termination w/o Cause After CIC ($)	Approved Early Retirement ($)
Cash Severance Value						
Base Salary	—	—	1,222,500	3,260,000	4,890,000	—
Bonus	—	—	—	6,520,000	9,780,000	—
Immediate Vesting of Equity						
Value of Options	1,304,441	(1,304,441)	(1,304,441)	1,304,441	1,304,441	1,304,441
Value of RSUs	8,378,763	(8,378,763)	(8,378,763)	8,378,763	8,378,763	6,581,221
Value of PSUs	3,554,526	(3,554,526)	(3,554,526)	1,184,842	3,554,526	1,184,842
Value of LTIP Cycles	11,250,000	(13,500,000)	(13,500,000)	6,750,000	13,500,000	6,750,000
Benefits and Other						
Health Insurance	—	—	—	27,885	41,827	—
SERP	—	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—	—
Total	**24,487,730**	**(26,737,730)**	**(25,515,230)**	**27,425,931**	**41,449,557**	**15,820,504**

With respect to each of the remaining Named Executive Officers other than Mr. Denton, in the event of his or her termination without cause or constructive termination prior to a CIC, pursuant to a restrictive covenant agreement and the Company's Severance Plan for Non-Store Employees, the Named Executive Officer is eligible to receive up to 18 months of base salary as severance, paid in equal monthly installments, provided that he or she executes a separation agreement with the Company that includes, among other things, standard restrictive covenants regarding non-competition and non-solicitation of customers and employees. Each of the remaining Named Executive Officers has entered into a CIC Agreement with the Company that specifies payments that would be made to him or her in the event of a CIC. In the event of a covered termination, the Named Executive Officer would receive a cash severance payment equal to one and one-half times the sum of annual base salary and then-current annual cash incentive at target, full value at target achievement level for the 2017-2019 LTIP and 2018-2020 LTIP cycles, and immediate vesting of stock options and RSUs. Under their CIC Agreements, such cash severance would be reduced to avoid the excise tax under IRC Section 280G if that would give the Named Executive Officer a better after-tax result. Tables for each of the remaining Named Executive Officers other than Mr. Denton are set forth below.

Eva C. Boratto Executive Vice President and Chief Financial Officer	Death ($)	Termination for Cause ($)	Voluntary Termination ($)	Termination w/o Cause or Constructive Termination w/o Cause Prior to CIC ($)	Termination w/o Cause or Constructive Termination w/o Cause After CIC ($)
Cash Severance Value					
Base Salary	—	—	—	1,275,000	1,275,000
Bonus	—	—	—	—	1,912,500
Immediate Vesting of Equity					
Value of Options	115,949	(115,949)	(115,949)	57,971	115,949
Value of RSUs	800,130	(800,130)	(800,130)	559,475	800,130
Value of PSUs	315,937	(315,937)	(315,937)	105,312	315,937
Value of LTIP Cycles	4,833,333	(5,000,000)	(5,000,000)	1,833,333	5,000,000
Benefits and Other					
Health Insurance	—	—	—	21,793	21,793
SERP	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—
Total	**6,065,349**	**(6,232,016)**	**(6,232,016)**	**3,852,884**	**9,441,309**

Jonathan C. Roberts Executive Vice President and Chief Operating Officer	Death ($)	Termination for Cause ($)	Voluntary Termination ($)	Termination w/o Cause or Constructive Termination w/o Cause Prior to CIC ($)	Termination w/o Cause or Constructive Termination w/o Cause After CIC ($)	Approved Retirement ($)
Cash Severance Value						
Base Salary	—	—	—	1,800,000	1,800,000	—
Bonus	—	—	—	—	3,150,000	—
Immediate Vesting of Equity						
Value of Options	821,314	(821,314)	(821,314)	615,984	821,314	615,984
Value of RSUs	3,791,446	(3,791,446)	(3,791,446)	3,791,446	3,791,446	3,691,986
Value of PSUs	2,238,032	(2,238,032)	(2,238,032)	2,238,032	2,238,032	2,238,032
Value of LTIP Cycles	10,000,000	(11,250,000)	(11,250,000)	5,000,000	11,250,000	11,250,000
Benefits and Other						
Health Insurance	—	—	—	21,971	21,971	—
SERP	—	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—	—
Total	**16,850,792**	**(18,100,792)**	**(18,100,792)**	**13,467,433**	**23,072,763**	**17,796,002**

Derica W. Rice Executive Vice President and President – CVS Caremark	Death ($)	Termination for Cause ($)	Voluntary Termination ($)	Termination w/o Cause or Constructive Termination w/o Cause Prior to CIC ($)	Termination w/o Cause or Constructive Termination w/o Cause After CIC ($)
Cash Severance Value					
Base Salary	—	—	—	1,575,000	1,575,000
Bonus	—	—	—	—	2,362,500
Immediate Vesting of Equity					
Value of Options	554,492	(554,492)	(554,492)	193,248	554,492
Value of RSUs	2,074,625	(2,074,625)	(2,074,625)	1,033,578	2,074,625
Value of PSUs	1,053,168	(1,053,168)	(1,053,168)	351,056	1,053,168
Value of LTIP Cycles	5,990,741	(6,423,611)	(6,423,611)	2,574,074	6,423,611
Benefits and Other					
Health Insurance	—	—	—	1,188	1,188
SERP	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—
Total	**9,673,026**	**(10,105,896)**	**(10,105,896)**	**5,728,144**	**14,044,584**

Thomas M. Moriarty Executive Vice President, Chief Policy and External Affairs Officer and General Counsel	Death ($)	Termination for Cause ($)	Voluntary Termination ($)	Termination w/o Cause or Constructive Termination w/o Cause Prior to CIC ($)	Termination w/o Cause or Constructive Termination w/o Cause After CIC ($)
Cash Severance Value					
Base Salary	—	—	—	1,275,000	1,275,000
Bonus	—	—	—	—	1,912,500
Immediate Vesting of Equity					
Value of Options	483,124	(483,124)	(483,124)	241,560	483,124
Value of RSUs	2,245,370	(2,245,370)	(2,245,370)	1,408,156	2,245,370
Value of PSUs	1,316,493	(1,316,493)	(1,316,493)	438,831	1,316,493
Value of LTIP Cycles	6,750,000	(7,375,000)	(7,375,000)	3,083,333	7,375,000
Benefits and Other					
Health Insurance	—	—	—	20,735	20,735
SERP	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—
Total	**10,794,987**	**(11,419,987)**	**(11,419,987)**	**6,467,615**	**14,628,222**

On June 6, 2018, the Company announced that Mr. Denton would be leaving CVS Health at the close of the previously announced acquisition of Aetna. The Company entered into a Separation Agreement with him and, on November 19, 2018, Mr. Denton separated under the terms of his Separation Agreement. In connection with Mr. Denton's departure, CVS Health agreed to provide him 24 months of continued base salary as severance following his last day of employment, as well as subsidized benefits continuation for those 24 months (the Severance Period). He also received a pro-rated bonus for calendar year 2018 based on his actual time worked. Mr. Denton's stock options and RSU awards will continue to vest through the end of the Severance Period, other than his retention RSU award, which fully vested on his last day of employment and will be settled in accordance with its terms. His outstanding PSU awards and LTIP awards vested on a pro-rated basis through his last day of employment, at target performance levels, and will be settled in accordance with their existing terms. Subject to his compliance with the restrictive covenants and other obligations in the Separation Agreement, Mr. Denton will receive salary continuation of $1,800,000, vesting of equity awards valued as follows: stock options, $289,873; RSUs, $8,426,855; EBITDA PSUs, $385,760; and LTIP cycles, $3,814,459; a one-time payment of attorney's fees, $15,000; and a payment in respect of a pro-rated 2018 annual bonus, $1,073,925. The value of Mr. Denton's stock options, RSUs and LTIP cycles is determined on the same basis as for the other NEOs, except that, in accordance with his Separation Agreement, the value of the EBITDA PSUs was pro-rated for his service time during the performance cycle and reflects the cash amount paid to Mr. Denton during 2018, and the LTIP cycles are pro-rated for his service time during the applicable performance cycle.

CEO Pay Ratio

We invest in our employees at all levels of the Company by rewarding performance that balances risk and reward, is consistent with our values and supports short and long term goals and, ultimately, value creation for our stockholders. We provide opportunities for professional growth and development, and offer affordable benefits and programs that meet the diverse needs of our employees and their families. In 2018, we made significant investments in our colleagues including increasing the starting wage to at least $11 per hour effective in April 2018, and by increasing pay ranges and rates for many of our retail employees, to ensure a competitive compensation structure that supports the Company's plans to evolve its retail stores into a health care destination. In total, these programs are expected to cost CVS Health approximately $425 million annually.

As required by the Dodd-Frank Act, we are disclosing the ratio of compensation of Mr. Merlo, our Chief Executive Officer, to that of the employee who has been identified as having annual compensation that is the median of all of our employees.

We identified the median employee by ranking the total compensation based on W-2 information for all employees, excluding Mr. Merlo, who were employed by the Company on December 31, 2018. The population of our approximately 238,000 employees includes many part-time, temporary and seasonal workers. Adjustments were made to annualize the compensation of full-time and part-time employees who were not employed by the Company for the entire year. We did not apply any cost-of-living adjustments as part of the calculation. As permitted by SEC rules under the *de minimis* exception, we excluded approximately 1,350 employees located in Brazil, who represent less than 5% of our total employees. Consistent with our 2017 practice, we also excluded employees who joined CVS Health through businesses that we acquired during 2018, including those from our acquisition of Aetna.

Using this methodology, our median employee was determined to be a full-time, hourly employee. The annual compensation for our median employee was $35,529, calculated in accordance with the rules applicable to the Summary Compensation Table (SCT) found beginning on page 63 of this proxy statement. The annual compensation for our median employee includes the company-paid portion of health benefits plus company contributions to our 401(k) plan, if applicable. For 2018, the annual compensation for Mr. Merlo was $21,953,040, which is $13,942 higher than the amount shown in our SCT because of the inclusion of company-paid medical benefits, which are not reflected in the SCT in accordance with SEC rules. The ratio of Mr. Merlo's annual compensation to that of our median employee for 2018 is 618-to-1.

Given the different methodologies that various public companies use to determine their estimates of pay ratio, including different methodologies, exclusions, estimates and assumptions allowed under SEC rules, and different employment and compensation practices among companies, the ratio reported above should not be used as a basis for comparison between CVS Health and other companies.

Please note that in 2018, Mr. Merlo's 2016-2018 performance-based Long-Term incentive Plan (LTIP) award was cash-denominated at grant and thus included as 2018 SCT compensation based on the timing of the final value being earned (rather than in 2016, as it would have been had the award been denominated in shares), per SEC reporting requirements. In 2018, as a result of changing the denomination of the 2018-2020 LTIP awards to PSUs, and in accordance with SEC reporting requirements, Mr. Merlo's SCT compensation also includes the 2018-2020 LTIP PSU grant. As shown above in the supplemental table on page 41 in the CD&A, Mr. Merlo's 2018 SCT compensation would have been $3,537,000 lower had we historically been denominating LTIP compensation in shares, and the resulting ratio for Mr. Merlo's 2018 compensation to that of our median employee would have been 518-to-1.

Stockholder Proposal

> ## Item 4: Stockholder Proposal Regarding Exclusion of Legal or Compliance Costs from Financial Performance Adjustments for Executive Compensation
>
> On or about December 19, 2018, the Company received the following proposal from The City of Philadelphia Public Employees Retirement System (the "PPERS"), Sixteenth Floor, Two Penn Center Plaza, Philadelphia, PA 19102-1712, which represents that PPERS has held more than $2,000 worth of the Company's stock. In accordance with SEC rules, we are reprinting the proposal and supporting statement (which we refer to as the "PPERS Proposal") in this proxy statement as they were submitted to us:
>
>> RESOLVED that shareholders of CVS Health Corporation ("CVS") urge the Board of Directors to adopt a policy that no financial performance metric shall be adjusted to exclude Legal or Compliance Costs when evaluating performance for purposes of determining the amount or vesting of any senior executive Incentive Compensation award. "Legal or Compliance Costs" are expenses or charges associated with any investigation, litigation or enforcement action related to drug manufacturing, sales, marketing or distribution, including legal fees; amounts paid in fines, penalties or damages; and amounts paid in connection with monitoring required by any settlement or judgment of claims of the kind described above. "Incentive Compensation" is compensation paid pursuant to short-term and long-term incentive compensation plans and programs. The policy should be implemented in a way that does not violate any existing contractual obligation of the Company or the terms of any compensation or benefit plan.
>>
>> ### SUPPORTING STATEMENT
>>
>> As CVS shareholders, we support compensation arrangements that incentivize senior executives to drive growth while safeguarding company operations and reputation over the long-term. CVS adjusts certain financial metrics when calculating progress on goals for the purposes of awarding incentive compensation. While some adjustments may be appropriate, we believe senior executives should not be insulated from legal risks, particularly on matters that are core to the company's business.
>>
>> These considerations are especially critical at CVS given the potential reputational, legal and regulatory risks CVS faces over its role in the nation's opioid epidemic. In June 2018, the U.S. Attorney's Office for the Eastern District of New York announced that CVS agreed to settle claims that a number of its pharmacy stores located in Long Island violated the federal Controlled Substances Act ("CSA") by failing to timely report the loss or theft of controlled substances, including hydrocodone. Pharmacies, such as CVS, are required by the CSA to promptly report the loss or theft of controlled substances to the DEA. (https://www.justice.gov/usao-edny/pr/cvs-pharmacy-inc-pay-15-million-settle-civil-penalty-claims-violations-controlled)
>>
>> In its August 2018 quarterly report, CVS disclosed that it is named in more than 200 federal court cases filed by counties, cities, hospitals, Indian tribes, and others, asserting claims regarding the impacts of prevalent opioid abuse. Approximately 25 similar cases that name the Company in some capacity are pending in state courts.
>>
>> As of July 2018, the Wall Street Journal reported that over 600 lawsuits have been filed by municipalities, states and Native American tribes related to the opioid epidemic. The majority of these lawsuits have been consolidated to the Northern District Court of Ohio, where CVS is one of the named defendants. (https://www.wsj.com/articles/new-front-on-opioid-litigation-suits-over-rising-premiums-1525279402)
>>
>> In the midst of such scrutiny, we take issue with CVS's use of adjusted operating profit and adjusted return on net assets, each of which exclude legal settlements, according to page 52 of CVS's 2018 proxy statement.
>>
>> We believe a superior approach is to include Legal and Compliance Costs, particularly those associated with opioid litigation.
>>
>> We urge shareholders to vote for this proposal.

STATEMENT OF THE BOARD OF DIRECTORS RECOMMENDING A VOTE **AGAINST** THE PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM PROPOSAL

The PPERS Proposal requests that the Board adopt a policy that would require that all financial performance metrics used to determine performance for calculating senior executive incentive compensation award not exclude expenses or charges associated with any investigation, litigation or enforcement action related to drug manufacturing, sales, marketing or distribution, including legal fees, amounts paid in fines, penalties or damages.

By imposing a broad and indiscriminate restriction, the PPERS Proposal does not provide the Board and its Management Planning and Development Committee (the "MP&D Committee") with any flexibility to address factors that would be critical in assessing whether such costs should in fact be considered in calculating executive incentive compensation. The PPERS Proposal unduly restricts the ability of the Board and the MP&D Committee to distinguish between matters that relate to an action for which the Company was successful in its defense, matters that arise from a business dispute in the ordinary course or a matter that relates to a decision attributable to a prior management team for whom compensation decisions are not being made.

In the ordinary course of business, the Company is subject to a number of frivolous and meritless suits which the Company, in the best interests of its shareholders, aggressively defends. Under the PPERS Proposal, the costs and expenses of a successful defense of any such matter, as well as the costs and expenses associated with a business dispute with a supplier or a contractual party that breach the terms of an agreement, could not be excluded from calculations necessary to determine executive incentive compensation. In including, for example, all possible litigation claims that could be made against the Company, the PPERS Proposal, which is predicated on the idea that "senior executives should not be insulated from legal risks" is a standard that goes far beyond the stated objective. The Company believes that decisions related to legal risks faced by the Company and the responsibility for managing those risks are nuanced and an arbitrary policy reflected by the PPERS Proposal ignores many important considerations. The Company believes the Board is best suited to address these matters.

The MP&D Committee is composed entirely of independent, non-management directors who are best equipped to make decisions about metric selection and adjustments for use in our incentive compensation program, which is currently aligned with our stated strategic objectives and the long-term interests of our stockholders. The MP&D Committee carefully selects performance metrics for executive compensation, taking into account feedback from our annual stockholder engagement efforts, and sets goals based on available information at the time the goals are set. The PPERS Proposal would unduly restrict the MP&D Committee's judgment in determining executive compensation levels and structure, and limit the Committee's ability to be flexible and responsive.

The MP&D Committee has selected certain non-GAAP metrics for our compensation program. It believes that adjustments to some financial measures are necessary to assess our year-over-year performance and can provide a more accurate view of our core operational performance. The Committee cannot anticipate extraordinary matters that may occur in the future, and each year has consistently applied adjustments, both positively and negatively, when evaluating the Company's performance at the end of a period. In the event any additional adjustments are made, we disclose the circumstances and rationale. Further, we are transparent about our use of non-GAAP measures and provide a detailed explanation regarding how non-GAAP measures have been calculated. For an explanation of non-GAAP measures included in this proxy statement, see page 60 and Annex A. The MP&D Committee considers risk management criteria, but it does so in a holistic manner by considering the facts and circumstances of events, including litigation brought against or by the Company.

Our businesses operate in highly regulated and litigious industries. As disclosed in our quarterly and annual securities filings, we are currently subject to various litigation matters, investigations, audits, inspections, government inquiries, and regulatory and legal proceedings, including the matters described in the PPERS Proposal. The Company is defending all such matters and we believe that our commitment to compliance mitigates compliance risk and litigation exposure. Our President and Chief Executive Officer and our Board have established an enterprise-wide culture that promotes the importance of compliance. Our compliance program, including our Code of Conduct adopted by the Board of Directors, incorporates the seven elements of an effective program as outlined in the Federal Sentencing Guidelines, and applies broadly to all colleagues, vendors and the Board of Directors.

CVS Health has made addressing the opioid abuse epidemic a cornerstone of our social responsibility initiatives. We have enhanced the Company's broad commitment to fighting the national opioid abuse epidemic and are dedicated to helping the communities we serve address and prevent opioid abuse. We have implemented company-wide initiatives supporting safe drug disposal, utilization management of pain medications and funding for treatment and recovery programs. Additional information about these initiatives can be found inside the back cover of this proxy statement, in our 2018 Corporate Social Responsibility Report, available at https://cvshealth.com/social-responsibility/corporate-social-responsibility-csr, and on our opioid response website page, available at http://www.cvshealth.com/OpioidResponse.

Our investments work to ensure clear, safe and effective protocols for opioid prescriber practices, to strengthen and systematize partnerships with specialists and community-based organizations, and to help create safe, non-judgmental environments for all patients. We are not alone in making these kinds of investments and taking positive steps to address the opioid abuse epidemic – many in our industry are doing the same. The opioid abuse epidemic requires these kinds of efforts, along with partnerships with local, state and federal policymakers. A policy like the PPERS Proposal is not an appropriate or effective response to the opioid abuse epidemic facing our country.

In summary, the Board believes the PPERS Proposal is overly broad and would unnecessarily limit the ability of the Board and its MP&D Committee to design and administer the Company's incentive compensation program. We also believe that the PPERS Proposal is not an appropriate response to the opioid abuse epidemic facing our country. Further, we believe that adoption of the policy requested by the proponent does not serve to enhance a compensation decision-making process that is focused on the long-term performance of CVS Health, taking into account best practices, market competitiveness and our strategic, operational and financial goals and other appropriate factors in the Committee's judgment. Adoption of the PPERS Proposal would not support these objectives and would not be in the best interests of our stockholders.

✖ The Board unanimously recommends a vote **AGAINST** the PPERS Proposal.

Executive Officers and Ownership of and Trading in Our Stock

Executive Officers of CVS Health

The following sets forth the name, age and biographical information for each of CVS Health's executive officers as of April 5, 2019. In each case the officer's term of office extends to the date of the Board meeting following the next Annual Meeting of Stockholders of the Company. Previous positions and responsibilities held by each of the executive officers over the past five years or more are indicated below:

Lisa G. Bisaccia, age 62, Executive Vice President of CVS Health since March 2016 and Chief Human Resources Officer of CVS Health since January 2010; Senior Vice President of CVS Health from January 2010 through February 2016. Ms. Bisaccia is also a member of the board of directors of Aramark, a leading global provider of food, facilities and uniform services.

Eva C. Boratto, age 52, Executive Vice President and Chief Financial Officer of CVS Health since November 2018; Executive Vice President – Controller and Chief Accounting Officer of CVS Health from March 2017 through November 2018; Senior Vice President – Controller and Chief Accounting Officer of CVS Health from July 2013 through February 2017.

Troyen A. Brennan, M.D., age 64, Executive Vice President and Chief Medical Officer of CVS Health since November 2008; Executive Vice President and Chief Medical Officer of Aetna from February 2006 through November 2008.

James D. Clark, age 54, Senior Vice President – Controller and Chief Accounting Officer of CVS Health since November 2018; Vice President – Finance and Accounting of CVS Pharmacy, Inc. (CVS Pharmacy) from September 2009 through October 2018.

Joshua M. Flum, age 49, Executive Vice President, Enterprise Strategy and Digital of CVS Health since November 2018; Executive Vice President, Corporate Strategy and Business Development of CVS Pharmacy from June 2016 through October 2018; Executive Vice President – Pharmacy Services of CVS Pharmacy from March 2015 through May 2016; Senior Vice President of Retail Pharmacy of CVS Pharmacy from December 2010 through February 2015. Mr. Flum is a member of the board of directors of CreditRiskMonitor.com, Inc., a company that facilitates the analysis of corporate financial risk, mostly in the context of the extension of trade credit from one business to another.

Kevin P. Hourican, age 45, Executive Vice President of CVS Health and President of CVS Retail since April 2018; Executive Vice President – Retail Pharmacy and Supply Chain of CVS Pharmacy from June 2016 through March 2018; Senior Vice President, Field Operations and Supply Chain of CVS Pharmacy from June 2014 through May 2016; Senior Vice President, Field Operations of CVS Pharmacy from June 2012 through May 2014.

Alan M. Lotvin, M.D., age 57, Executive Vice President — Transformation of CVS Health since June 2018; Executive Vice President – Specialty Pharmacy, CVS Caremark from November 2012 through May 2018.

Karen S. Lynch, age 56, Executive Vice President of CVS Health and President of the Aetna Business Unit since November 2018; President of Aetna from January 2015 to the present; Executive Vice President, Local and Regional Businesses of Aetna from February 2013 through December 2014; Executive Vice President, Head of Specialty Products of Aetna from July 2012 through January 2013. Ms. Lynch is a member of the board of directors of U.S. Bancorp, a banking and financial services company.

Larry J. Merlo, age 63, President and Chief Executive Officer of CVS Health since March 2011; President and Chief Operating Officer of CVS Health from May 2010 through March 2011; President of CVS Pharmacy from January 2007 through August 2011; Executive Vice President of CVS Health from January 2007 through May 2010; also a director of CVS Health since May 2010. See Mr. Merlo's Director biography on page 15.

Thomas M. Moriarty, age 55, Executive Vice President and General Counsel of CVS Health since October 2012 and Chief Policy and External Affairs Officer since March 2017; Chief Strategy Officer from March 2014 through February 2017.

Derica W. Rice, age 54, Executive Vice President of CVS Health and President of CVS Caremark since March 2018; Executive Vice President of Global Services and Chief Financial Officer of Eli Lilly and Company from May 2006 through December 2017. Mr. Rice was formerly a director of Target Corporation from September 2007 until January 2018, and became a director of The Walt Disney Company in March 2019.

Jonathan C. Roberts, age 63, Executive Vice President and Chief Operating Officer of CVS Health since March 2017; Executive Vice President of CVS Health and President of CVS Caremark from September 2012 through February 2017; Executive Vice President of CVS Health and Chief Operating Officer of CVS Caremark from October 2010 through August 2011.

Executive Officer and Director Stock Ownership Requirements

CVS Health has long been mindful of the importance of equity ownership by directors and executive management as an effective link to stockholders and, as such, the Board maintains stock ownership guidelines for all directors, as well as for the officers serving on the Company's BPC, and requires that directors and BPC members achieve compliance with the ownership requirements within five years of becoming a director or BPC member. In November 2018, the Management Planning and Development Committee voted to increase the multiples for the CEO and the members of the BPC and also expanded ownership requirements to include minimum ownership levels for all corporate-level executive vice presidents and senior vice presidents. Our Named Executive Officers, who appear in the Summary Compensation Table beginning on page 63, must maintain ownership levels as set forth in the table below. Shares included in the calculation to assess compliance with the guidelines include shares owned outright, unvested RSUs, shares held in the Deferred Stock Compensation Plan and shares purchased through our Employee Stock Purchase Plan. Unexercised stock options do not count toward satisfying the guidelines. The Board believes that these requirements emphasize the importance of equity ownership for the Board and executive management, which in turn reinforces alignment with stockholder interests. To further reinforce this commitment, the Board annually reviews this policy and compliance by directors and executives.

Executive Name	Multiple of Salary Required	In Compliance
Larry J. Merlo	7x	Yes
Eva C. Boratto	4x	Yes
Jonathan C. Roberts	4x	Yes
Derica W. Rice	4x	Yes
Thomas M. Moriarty	4x	Yes
David M. Denton	4x	Yes

All non-employee directors must own a minimum of 10,000 shares of CVS Health common stock, which is worth $574,000 based on the March 21, 2019 closing price of our common stock of $57.40, or approximately 8.2 times the amount of the annual cash retainer ($70,000). Directors must attain this minimum ownership level within five years of being elected to the Board and must retain this minimum ownership level for at least six months after leaving the Board. The current level of stock pay in the director's mix of annual compensation is intended to facilitate the directors' ability to meet the ownership level within the timeframe. Each of our directors who has served in such capacity for at least five years has timely attained the minimum ownership level, as have Messrs. Aguirre, Bertolini, and Ludwig. Ms. Schapiro and Mr. Farah are on track to meet this requirement.

Executive Officers and Ownership of and Trading in Our Stock Share Ownership of Directors and Certain Executive Officers

Share Ownership of Directors and Certain Executive Officers

The following table shows the share ownership, as of March 21, 2019, of each director, each Named Executive Officer appearing in the Summary Compensation Table beginning on page 63 and all directors and executive officers as a group, based on information provided by these individuals. Each individual beneficially owns less than 1% of our common stock and, except as described in the footnotes to the table, each person has sole investment and voting power over the shares. None of the shares listed below has been pledged as collateral.

Name	Ownership of Common Stock[1]	
	Number	Percent
Fernando Aguirre	16,890[2]	*
Mark T. Bertolini	110,072[3]	*
Eva C. Boratto	153,634[1,4]	*
Richard M. Bracken	11,392	*
C. David Brown II	170,807[5]	*
Alecia A. DeCoudreaux	13,718[5]	*
David M. Denton	279,306[1,4,6,7]	*
Nancy-Ann M. DeParle	15,879[5]	*
David W. Dorman	139,478[5]	*
Roger N. Farah	3,821	*
Anne M. Finucane	25,773[5,8]	*
Edward J. Ludwig	18,457[9]	*
Larry J. Merlo	2,943,106[1,4,6,10,11]	*
Jean-Pierre Millon	91,504[12]	*
Thomas M. Moriarty	382,385[1,4,10]	*
Derica W. Rice	68,977[1,4]	*
Jonathan C. Roberts	909,610[1,4,6,10,11]	*
Mary L. Schapiro	7,947[5]	*
Richard J. Swift	66,102[5]	*
William C. Weldon	23,279[5]	*
Tony L. White	27,497[13]	*
All directors and executive officers as a group (28 persons)	6,888,177[2,3,4,5,6,7,8,9,10,11,12,13]	0.53%

* Less than 1%.

1 Includes the following shares of common stock not currently owned, but subject to options which were outstanding on March 21, 2019 and were exercisable within 60 days thereafter: Ms. Boratto, 97,544; Mr. Denton, 172,684; Mr. Merlo, 1,407,003; Mr. Moriarty, 267,177; Mr. Rice, 29,191; Mr. Roberts, 602,827; and all executive officers as a group, 3,440,719.

2 Includes a total of 668 shares held by Mr. Aguirre's spouse and adult children.

3 Includes 100,072 shares held in a Charitable Lead Annuity Trust, for which Mr. Bertolini is the grantor and serves as investment advisor.

4 Includes the following shares of common stock granted under the Company's 2010 Incentive Compensation Plan and 2017 Incentive Compensation Plan and, for legacy Aetna employees, the Aetna Inc. 2010 Stock Incentive Plan (together, the Plans), that remain subject to certain restrictions regarding employment and transfer as provided in the Plans: Ms. Boratto, 11,278; Mr. Denton, 104,447; Mr. Merlo, 127,881; Mr. Moriarty, 34,270; Mr. Rice, 31,724; Mr. Roberts, 57,867; and all executive officers as a group, 589,318.

5 Includes the following shares of common stock constituting deferred non-employee director compensation, which do not have voting rights: Mr. Brown, 59,555; Ms. DeCoudreaux, 10,748; Ms. DeParle, 3,496; Mr. Dorman, 17,176; Ms. Finucane, 5,794; Ms. Schapiro, 7,947; Mr. Swift, 62,844; Mr. Weldon 21,688; and all non-employee directors as a group, 189,248.

6 Includes shares of common stock held by the Trustee of the CVS Health Future Fund 401(k) Plan that are allocated to the executive officers as follows: Mr. Denton, 1,772; Mr. Merlo, 6,917; Mr. Roberts, 5,539; and all executive officers as a group, 14,829.

7 Excludes stock options, RSUs and restricted shares held in constructive trust for the sole benefit of Mr. Denton's ex-wife. Mr. Denton has no beneficial ownership of these securities.

8 Includes 19,979 shares held in a family trust.

9 Includes 11,079 shares held in a revocable trust.

10 Includes the following shares of common stock that were receivable upon the lapse of restrictions on restricted stock units or the exercise of options, but the actual receipt of which was deferred pursuant to the Company's Deferred Stock Compensation Plan, and which do not have voting rights: Mr. Merlo, 651,164; Mr. Moriarty, 42,632; Mr. Roberts, 208,188; and all executive officers as a group, 948,148.

11 Includes the following hypothetical shares of common stock held in notional accounts in the Company's unfunded Deferred Stock Compensation Plan, which do not have voting rights: Mr. Merlo, 5,159; Mr. Roberts, 1,424 and all executive officers as a group, 7,052.

12 Consists of 91,504 shares held in a family trust.

13 Includes 7 shares held by Mr. White's wife.

cvshealthannualmeeting.com **81**

Share Ownership of Principal Stockholders

We have been notified by the entities in the following table that each is the beneficial owner (as defined by the rules of the SEC) of more than five percent of our common stock. According to the most recent Schedule 13G filed by each of these beneficial owners with the SEC, these shares were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing control over us.

Title of Class	Name and Address of Beneficial Owner	No. of Shares Beneficially Owned	Percent of Class Owned
Common Stock	BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	93,814,958[1]	7.3%[1]
Common Stock	The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	109,213,452[2]	8.4%[2]

[1] Information based on a Schedule 13G/A filed February 11, 2019. BlackRock, Inc. (BlackRock) is the parent holding company of a number of subsidiaries that hold CVS Health common stock for the benefit of various investors. BlackRock and/or its subsidiaries have sole voting power with respect to 81,862,331 of these shares and sole dispositive power with respect to all of these shares.

[2] Information based on a Schedule 13G/A filed February 11, 2019. The Vanguard Group, Inc. (Vanguard) directly or through its subsidiaries, holds CVS Health common stock for the benefit of various investors. Vanguard and/or its subsidiaries have sole voting power with respect to 1,508,097 of these shares, shared voting power with respect to 316,851 of these shares, sole dispositive power with respect to 107,420,666 of these shares and shared dispositive power with respect to 1,792,786 of these shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors and any persons who own more than 10% of our common stock (Reporting Persons) to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. These Reporting Persons are required by SEC regulation to furnish us with copies of all Forms 3, 4 and 5 that they file with the SEC, though as a practical matter CVS Health assists its directors and executive officers by monitoring transactions and completing and filing such forms on their behalf. Based on a review of forms filed with the SEC and written representations from our Reporting Persons, CVS Health believes that all forms were filed in a timely manner during 2018, except that due to a clerical error one Form 4 for Director Tony White, reporting the award of his annual Board retainer, was inadvertently filed one day late.

Other Information

Information about the 2019 Annual Meeting and Voting

The Board of Directors of CVS Health is soliciting your proxy to vote at our 2019 Annual Meeting of Stockholders (or at any adjournment of the meeting, referred to as the Meeting or Annual Meeting). This proxy statement summarizes the information you need to know to vote at the Meeting.

We began mailing this proxy statement and the enclosed proxy card on or about April 5, 2019 to all stockholders entitled to vote. CVS Health's 2018 Annual Report, which includes our financial statements, is being sent with this proxy statement.

DATE, TIME AND PLACE OF THE ANNUAL MEETING

Date: May 16, 2019
Time: 8:00 a.m. Eastern Time
Place: CVS Health Customer Support Center
(Company Headquarters)
One CVS Drive
Woonsocket, Rhode Island 02895

Stockholders must present a form of personal photo identification in order to be admitted to the Meeting. No cell phones, cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Meeting.

SHARES ENTITLED TO VOTE

Stockholders entitled to vote are those who owned CVS Health common stock at the close of business on the record date, which is March 21, 2019. As of the record date, there were 1,298,405,172 shares of common stock outstanding. Each share of CVS Health common stock that you own entitles you to one vote.

We maintain two 401(k) plans for our employees: the CVS Health Future Fund 401(k) Plan and the Aetna 401(k) Plan (each a Plan, and collectively, the Plans). The Bank of New York Mellon presently holds shares of common stock as Trustee under the CVS Health Future Fund 401(k) Plan, and State Street Bank and Trust Company presently holds shares of common stock as Trustee under the Aetna 401(k) Plan. Each participant in the Plans instructs the respective Trustees of the Plans how to vote his or her shares.

As to shares with respect to which the Trustees receive no timely voting instructions, the Trustees vote these shares in the same proportion as they vote all the shares as to which they have received timely voting instructions unless contrary to ERISA. The results of the voting will be held in strict confidence by the Trustees. Please note that the cut-off date by which participants of the Plans must submit their vote to the tabulator in order to be counted is 11:59 p.m. Eastern Time on May 13, 2019.

TYPES OF OWNERSHIP OF OUR STOCK

If your shares are registered in your name with CVS Health's transfer agent, Equiniti Trust Company, you are the "stockholder of record" of those shares. This proxy statement and any accompanying materials have been provided directly to you by CVS Health.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this proxy statement and any accompanying documents have been provided to you by your broker, bank or other holder of record, which is your "nominee". As the beneficial owner, you have the right to direct your nominee how to vote your shares by using the voting instruction card provided by your nominee or by following the nominee's instructions for voting by telephone or on the Internet.

VOTING

Whether or not you plan to attend the Annual Meeting, we urge you to vote. Stockholders of record may vote by calling a toll-free telephone number, by using the Internet or by mailing your signed proxy card in the postage-paid envelope provided. If you vote by telephone or the Internet, you do NOT need to return your proxy card. Returning the proxy card by mail or voting by telephone or Internet will not affect your right to attend the Annual Meeting and change your vote, if desired.

If you are a beneficial owner, you will receive instructions from your nominee that you must follow in order for your shares to be voted. Many of these institutions offer telephone and Internet voting.

The enclosed proxy card indicates the number of shares that you own as of the record date.

Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us in time to vote, or vote by telephone or the Internet, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will follow the Board's recommendations.

The Board of Directors and the Company's management have not received notice of, and are not aware of, any business to come before the Meeting other than the agenda items referred to in this proxy statement.

Revoking Your Proxy Card

If you are a stockholder of record, you may revoke your proxy card by:

- sending in another signed proxy card with a later date;
- providing subsequent telephone or Internet voting instructions;
- notifying our Corporate Secretary in writing before the Annual Meeting that you have revoked your proxy card; or
- voting in person at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your nominee.

Voting in Person

If you plan to attend the Annual Meeting and vote in person, we will give you a ballot when you arrive. However, if your shares are held in the name of a nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on March 21, 2019, the record date for voting.

Appointing Your Own Proxy

If you want to give your proxy to someone other than the individuals named as proxies on the proxy card, you may cross out the names of those individuals and insert the name of the individual you are authorizing to vote. Either you or that authorized individual must present the proxy card at the Annual Meeting to vote.

Proxy Solicitation

We are soliciting this proxy on behalf of our Board of Directors and will bear the solicitation expenses. We are making this solicitation by mail but we may also solicit by telephone, e-mail or in person. We have hired Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, for a fee of $20,000, plus out-of-pocket expenses, to provide customary assistance to us in the solicitation. We will reimburse banks, brokerage houses and other institutions, nominees and fiduciaries, if they so request, for their expenses in forwarding proxy materials to beneficial owners.

Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to any household at which two or more of our stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as "householding," reduces the volume of duplicate information stockholders receive, conserves natural resources and reduces mailing and printing expenses for the Company. Nominees with accountholders who are stockholders may be householding our proxy materials. As indicated in the notice previously provided by these nominees to our stockholders, a single annual report and proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your nominee that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and proxy statement, please notify your nominee so that separate copies may be delivered to you. Beneficial owners who currently receive multiple copies of the annual report and proxy statement at their address who would prefer that their communications be householded should contact their nominee. Stockholders of record who currently receive multiple copies of the annual report and proxy statement at their address who would prefer that their communications be householded, or stockholders of record who are currently participating in householding and would prefer to receive separate copies of our proxy materials, should contact our transfer agent, EQ Shareowner Services, by writing to P.O. Box 64874, St. Paul, MN 55164-0874; by calling toll-free, 877-287-7526; or by e-mailing to stocktransfer@eq-US.com.

QUORUM REQUIREMENT

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the Annual Meeting of holders of shares representing a majority of shares entitled to vote constitutes a quorum. Abstentions and broker "non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

VOTE NECESSARY TO APPROVE PROPOSALS

Item 1: Election of directors	Each director is elected by a majority of the votes cast with respect to that director's election (at a meeting for the election of directors at which a quorum is present) by the holders of shares of common stock present in person or by proxy at the meeting and entitled to vote.
	A "majority of votes cast" means that the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Votes "against" a director's election will count as a vote cast, but "abstentions" and "broker non-votes" will not count as a vote cast with respect to that director's election and will have no effect.
All other items	For Items 2, 3 and 4, approval is by affirmative vote (at a meeting at which a quorum is present) of a majority of the votes represented by the shares of common stock present at the meeting in person or by proxy and entitled to vote. Abstentions are counted as shares present or represented and voting and have the effect of a vote against. Broker non-votes are not counted as shares present or represented and voting and have no effect on the vote.

Broker Voting

Under NYSE rules, if the record holder of your shares (usually a nominee) holds your shares in its name, your nominee is permitted to vote your shares on Item 2, Ratification of Auditors, in its discretion, even if it does not receive voting instructions from you. On all other Items, your nominee is not permitted to vote your shares without your instructions and uninstructed shares are considered broker non-votes.

Stockholder Proposals and Other Business for Our Annual Meeting in 2020

If you want to submit a proposal for possible inclusion in our proxy statement for the 2020 Annual Meeting of Stockholders, you must ensure your proposal is received by us on or before December 6, 2019 and is otherwise in compliance with SEC rules.

Under our proxy access by-law, if a stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares for at least three years and has complied with the other requirements set forth in the Company's by-laws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our proxy statement for the 2018 Annual Meeting of Stockholders, the nominations must be received by our Corporate Secretary and must arrive at the Company in a timely manner, between 120 and 150 days prior to the anniversary of the date our proxy statement was first sent to stockholders in connection with our last annual meeting, which would be no earlier than November 6 and no later than December 6, 2019.

In addition, if a stockholder would like to present business at an annual meeting of stockholders that is not to be included in our proxy statement, the stockholder must provide notice to the Company as provided in its by-laws. Such notice must be addressed to our Corporate Secretary and must arrive at the Company in a timely manner, between 90 and 120 days prior to the anniversary of our last annual meeting, which would be no earlier than February 4 and no later than March 6, 2019. Under our by-laws, any stockholder notice for presenting business at a meeting must include, among other things (1) the name and address, as they appear in our books, of the stockholder giving the notice, (2) the class and number of shares that are beneficially owned by the stockholder (including information concerning derivative ownership and other arrangements concerning our stock), (3) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, and (4) any material interest of the stockholder in such business. See "Stockholder Submission on Nominees" for a description of the information required for director nominations.

Other Matters

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this proxy statement. If any other matter is presented, your proxy will vote on the matter in his best judgment.

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Annex A

Reconciliation of Certain Amounts to the Most Directly Comparable GAAP Measure

The Company defines Adjusted Earnings per share, or Adjusted EPS, as income before income tax provision (GAAP measure) excluding the impact of certain adjustments such as the amortization of intangible assets, acquisition-related transaction and integration costs, goodwill and long-lived asset impairments, gains/losses on divestitures, net interest expense on financing associated with proposed acquisitions (for periods prior to the acquisition), and any other items specifically identified herein, divided by the Company's weighted average diluted shares outstanding. Adjusted EPS for the year ended December 31, 2018 is calculated utilizing weighted average diluted shares outstanding, which includes 3 million potential common shares, as the impact of the potential common shares was dilutive. The potential common shares were excluded from the calculation of GAAP loss per share for the year ended December 31, 2018, as the shares would have had an anti-dilutive effect as a result of the GAAP net loss incurred in the period. Management believes that this non-GAAP measure enhances investors' ability to compare the Company's past financial performance with its current performance.

The following is a reconciliation of income before income tax provision to adjusted income from continuing operations attributable to CVS Health and a calculation of Adjusted EPS for the year ended December 31, 2018:

	2018
In millions, except per share amounts	
Income before income tax provision (GAAP measure)	$1,406
Non-GAAP adjustments:	
Amortization of intangible assets	1,006
Acquisition-related transaction and integration costs[1]	492
Goodwill impairments[2]	6,149
Impairment of long-lived assets[3]	43
Loss on divestiture of subsidiary[4]	86
Net interest expense on financing for the acquisition of Aetna[5]	894
Adjusted income before income tax provision	10,076
Adjusted income tax provision[6]	2,660
Adjusted income from continuing operations	7,416
Loss from continuing operations attributable to noncontrolling interests	2
Adjusted income allocable to participating securities	(12)
Adjusted income from continuing operations attributable to CVS Health	$7,406
Weighted average diluted shares outstanding[7]	1,047
Adjusted EPS	$ 7.08

[1]   Acquisition-related transaction and integration costs relate to the acquisitions of Aetna and Omnicare.

[2]   The goodwill impairments relate to the LTC reporting unit within the Retail/LTC segment.

[3]   The impairment of long-lived assets primarily relates to the impairment of property and equipment within the Retail/LTC segment.

[4]   The loss on divestiture of subsidiary represents the pre-tax loss on the sale of the Company's RxCrossroads subsidiary for $725 million on January 2, 2018.

[5]   Interest expense of $1.4 billion related to (i) bridge financing costs, (ii) interest expense on the $40 billion of 2018 Senior Notes and (iii) the $5 billion term loan facility. The interest expense was reduced by related interest income of $536 million earned on the proceeds of the 2018 Senior Notes.

[6]   The Company computes its adjusted income tax provision after taking into account items excluded from adjusted income before income tax provision. The nature of each non-GAAP adjustment is evaluated to determine whether a discrete adjustment should be made to the adjusted income tax provision.

[7]   Adjusted earnings per share for the year ended December 31, 2018 is calculated utilizing weighted average diluted shares outstanding, which includes 3 million potential common shares, as the impact of the potential common shares was dilutive. The potential common shares were excluded from the calculation of GAAP loss per share for the year ended December 31, 2018, as the shares would have had an anti-dilutive effect as a result of the GAAP net loss incurred in the period.

CVS Health Corporate Social Responsibility (CSR) Report Highlights

At CVS Health, we have long been focused on improving not only the health of our patients and consumers, but the health of all of the communities we serve. Our CSR strategy ensures we put our businesses and resources to work – not just at a global or national level, but in tangible ways that make a difference in our communities and people's lives. There is no more pressing issue than fixing what is broken with the U.S. health care system, and CVS Health is positioned to lead the change. We welcome the opportunity to work with our partners, stockholders and other stakeholders. Together, we will deliver better health, all toward better communities and a better world.



Larry J. Merlo
President and CEO

Our CSR Strategy

Better Health, Better Community, Better World.

At CVS Health, we share a single, clear purpose: helping people on their path to better health. Whether in our pharmacies or through our pharmacy and health services and plans, we are pioneering a bold new approach to total health - making quality care more affordable, accessible, simple and seamless. As we integrate Aetna into our enterprise, our innovative new business model will allow us to bring real, meaningful change to the marketplace.

In 2018, we took the opportunity to reframe our CSR strategy to be more inclusive of our broader enterprise and maximize our impact. Our refreshed CSR framework, Better Health, Better Community, Better World, conveys our mission to leverage our scale, expertise and innovative spirit in ways that positively impact all of our stakeholders. It charts our course for the future and focuses in the three key areas:



Building Healthier Communities

Making community health and wellness central to our charge for a better world



Leading & Inspiring Growth

Leveraging the power and scale of our business to create economic opportunities and value for employees, customers, suppliers and investors



Protecting Our Planet

Ensuring environmental sustainability is embedded in our approach to business operations and product development

To ensure we are accountable in delivering our strategy, we track our progress against 23 measurable, multi-year performance targets. We continue to work with internal and external stakeholders to deliver on these commitments, identify new opportunities to strengthen our performance, and increase transparency.

To read our full 2018 Corporate Social Responsibility Report, please visit www.CVSHealth.com/CSR.

2018 CSR Achievements

 Building Healthier Communities

Access to Health Care

$100 million

New philanthropic commitment: to make community health and wellness central to our charge for a better world by supporting initiatives and nonprofits across three categories: improving local access to affordable quality care; impacting public health challenges; and partnering with local communities on the most pressing health issues

80,000/$5 million

reached 80,000 people in underserved communities with free health screenings, delivering more than $5 million free health services

Charitable Giving and Disaster Relief

$100+ million

provided in charitable giving through the CVS Health Foundation, corporate grants, in-kind gifts, employee giving and fundraising, and other community investments

Tobacco

228 schools

including 34 Historically Black Colleges and Universities, awarded grants as part of the Tobacco-Free Generation Campus Initiative

9 million youth

reached through programs, partnerships and strategic investments to provide smoking cessation and prevention messaging

Prescription Drug Programs

About 450,000

students reached with prescription drug abuse education through Pharmacists Teach; 9,800 presentations in 48 states, DC and Puerto Rico

217+ metric tons

of unwanted medications collected in our safe medication disposal program through more than 1,650 total locations in 2018

Provided grants to 12 more community health centers

to support increased access to medication-assisted treatment and other recovery services

 Leading and Inspiring Growth

$5.3 million

in value of employee volunteer hours provided to communities

15,000

colleagues hired with military experience and employed more than 4,000 military spouses since 2015

Supplier Diversity

- 38,000 jobs supported
- $532 million in wages
- $5.8 billion contributed to the U.S. economy

 Protecting Our Planet

Emissions Reductions

Science-based emissions reduction target approved by the Science Based Targets initiative

2 million

CVS Health colleagues, in partnership with the Ocean Conservancy & the International Coastal Cleanup removed 2 million+ cigarette butts from shorelines around the country

115 million yards

of receipt paper saved by delivering more than 99 million digital CVS Pharmacy receipts in 2018

 Awards & Recognition

100 Best Corporate Citizens, 2018 (#26)
Corporate Responsibility Magazine

Sustainability Index Dow-Jones, 6th straight year

Civic 50 – List of 50 most community-minded companies in the U.S. Points of Light Institute, for the second year in a row

America's Greenest Companies (#39)
Newsweek's Green Rankings

Learning Elite Silver Finalist (#27)
Chief Learning Officer magazine *Health* for continuously improving the learning and development for our organization and industry

Corporate Equality Index
Human Rights Campaign *Achieved 100% score for fifth consecutive year*

World's Most Admired Companies (#35)
Fortune Magazine

Top 50 Companies for Diversity
DiversityInc

100% Disability Equality Index Score (second year in a row)–Best Places to Work List
American Association of People with Disabilities and US Business Leadership Network

Billion Dollar Roundtable
Joined group that is spending more than $1 billion annually with diverse suppliers

#10 Top Companies for Supplier Diversity
Recognized by DiversityInc for our focus on expanding our engagement of minority and women-owned businesses in our supply chain

❤CVSHealth.

We are health care innovators

Our Purpose

Helping people
on their path
to better health

Our Strategy

Creating unmatched
human connections
to transform
the health care
experience

Our Values

Innovation
Collaboration
Caring
Integrity
Accountability

♥ CVS
Health.